

STRATEGIC

STUDENT & SENIOR HOUSING TRUST, INC.

2023 ANNUAL REPORT

Letter to Our Stockholders



Dear Stockholders:

Review of 2023

Over the past year, I have received telephone calls from our stockholders and their financial advisors regarding our company's imminent and long-term future prospects. Rest assured that our Board of Directors and executive leadership team understand our stockholders' interest in liquidity, but they also intend to balance that interest with an attempt to maximize our stockholders' returns. Our properties are presently on a positive trajectory. However, policy measures taken by the Federal Reserve to reduce inflation have kept interest rates elevated, resulting in higher cap rates, all of which put downward pressure on property values. Simply stated, the real estate capital markets are imbalanced, with equity investors seeking higher returns and lenders offering more stringent loan terms, especially for senior housing properties, significantly reducing investment sales volumes. Therefore, we believe it is not an optimal time to sell our senior properties. The good news is that all our senior properties have fixed-rate debt that matures in 2028.

For our Fayetteville student housing property, we are seeing encouraging resident and capital markets demand for this asset class. I am pleased to report that, once again, we are 100% pre-leased for our YOUnion@Fayetteville property for the academic year 2024-25 at significantly higher rental rates. The resulting value increase in this property will provide us with options to reduce our debt obligations.

Lastly, there is no gurantee that the Federal Reserve will institute any rate cuts in 2024. Inflation has remained stubborn. Prudent investors will continue to improve operating incomes on their properties until interest rates and cap rates decline.

Summary of Property Performance: 2023 vs. 2022

Combined student and senior housing revenues were approximately $37.7 million in 2023 vs. $34.4 million in 2022, an increase of $3.3 million (9%). Combined operating expenses were $26.2 million in 2023 vs. $24.2 million in 2022, an increase of $2.0 million (9%), which resulted in net operating income of $11.5 million in 2023 vs. $10.2 million in 2022, an increase of $1.3 million (+12%). Per our plan, we are steadily growing operating income from our portfolio.

Net Asset Value: Increased Slightly From $6.24 to $6.34 per Share

On January 22, 2024, our Board of Directors unanimously approved our estimated net asset value per share for each of our share classes of $6.34, calculated as of September 30, 2023. This value represented the midpoint per share value provided by Kroll Real Estate Advisory Group ("Kroll") in its valuation report. The Board determined the estimated net asset value per share based on its extensive knowledge of the company's assets and liabilities and the estimated range of values provided by Kroll in its valuation report. Please refer to our Form 8-K filed with the SEC on January 22, 2024, for a description of the methodologies and assumptions used to determine, and the limitations of, our estimated value per share.

Clear Goals for 2024

Our Board of Directors and executive team have set clear goals for 2024:

- Extend our bridge loan with KeyBank to June 2025 (completed in March 2024).

- Complete a refinance on our YOUnion@Fayetteville property. This addresses the near-term loan maturity and will provide cash reserves from a meaningful increase in property value.

- Reduce and/or pay off our bridge loan with KeyBank through a sale, joint venture, recapitalization, or syndication of our Fayetteville property.

- Hold our senior housing operators accountable for increased revenues and expense efficiencies.

- Continue increasing net operating income at the property level each year until the senior housing capital markets are restored.

Closing Comments

In summary, in 2024, we will endeavor to continue to increase net operating incomes in each of our properties year-over-year. We intend to reduce or pay off our bridge loan through a Fayetteville property sale, joint venture, recapitalization, or syndication leveraging the current capital markets' interest in Class A student housing properties.

We intend to be patient with our senior housing portfolio until the senior housing capital markets strengthen. I want to thank you for your trust on behalf of our Board of Directors and the executive leadership team. Despite economic difficulties and tight labor markets, our company is heading in a positive direction.

Respectfully submitted,

**John Strockis
CEO and President**

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2023

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _____ to _____

Commission File Number: 333-220646

Strategic Student & Senior Housing Trust, Inc.
(Exact name of Registrant as specified in its charter)

Maryland	**81-4112948**
(State or other jurisdiction of	**(IRS Employer**
incorporation or organization)	**Identification No.)**

19900 MacArthur Blvd, Suite 250
Irvine, California 92612
(Address of principal executive offices)

(877) 327-3485
(Registrant's telephone number)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange on Which Registered
None	None	None

Securities registered pursuant to Section 12(g) of the Act:
None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   Yes ☐   No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.   Yes ☐   No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.   Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).   Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See definitions of "large accelerated filer", "accelerated filer", "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer	☐	Accelerated Filer	☐
Non-Accelerated Filer	☒	Smaller reporting company	☒
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).   Yes ☐   No ☒

The aggregate market value of the common stock held by non-affiliates of the registrant: There is currently no established public market for the registrant's shares of common stock.

As of March 22, 2024, there were approximately 11.6 million outstanding shares of Class A common stock, approximately 0.1 million outstanding shares of Class T common stock, approximately 0.1 million outstanding shares of Class W common stock, approximately 1.1 million outstanding shares of Class Y common stock, and approximately 0.2 million outstanding shares of Class Z common stock of the registrant.

Documents Incorporated by Reference:
None.

TABLE OF CONTENTS

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements contained in this Form 10-K of Strategic Student & Senior Housing Trust, Inc., other than historical facts, may be considered forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). We intend for all such forward-looking statements to be covered by the applicable safe harbor provisions for forward-looking statements contained in Section 27A of the Securities Act and Section 21E of the Exchange Act, as applicable. Such statements include, in particular, statements about our plans, strategies, and prospects and are subject to certain risks and uncertainties, including known and unknown risks, which could cause actual results to differ materially from those projected or anticipated. Therefore, such statements are not intended to be a guarantee of our performance in future periods. Such forward-looking statements can generally be identified by our use of forward-looking terminology such as "may," "will," "expect," "intend," "anticipate," "estimate," "believe," "seek," "continue," or other similar words.

Any such forward-looking statements are based on current expectations, estimates, and projections about the industry and markets in which we operate, and beliefs of, and assumptions made by, our management and involve uncertainties that could significantly affect our financial results. Such statements include, but are not limited to: (i) statements about our plans, strategies, initiatives, and prospects; and (ii) statements about our future results of operations, capital expenditures, and liquidity. Such statements are subject to known and unknown risks and uncertainties, which could cause actual results to differ materially from those projected or anticipated.

Summary of Principal Risk Factors

Below is a summary of the principal risk factors we face. Please read it carefully and refer to the more detailed descriptions of the risk factors in Item 1A, "Risk Factors."

- We have incurred a net loss to date, have an accumulated deficit and our operations will not likely be profitable in 2024.

- Our share redemption program is currently suspended, and even if stockholders are able to have their shares redeemed, our stockholders may not be able to recover the amount of their investment in our shares.

- We may only calculate the value per share for our shares annually and, therefore, stockholders may not be able to determine the net asset value of their shares on an ongoing basis.

- We have paid in the past, and if we resume distributions in the future, we may continue to pay, distributions from sources other than cash flow from operations which would reduce stockholder returns and constitute a return of capital.

- We have substantial indebtedness. If we are unable to repay, refinance or extend maturing loans, or if we breach a covenant and do not get a waiver from the applicable lenders, the lenders may declare events of default and seek to foreclose on the underlying collateral. There is no assurance that we will be able to satisfy, extend or refinance the maturing loans or be granted covenant relief from our lenders, and even if we do, we may still be adversely affected.

- The preferred units of limited partnership interests in our Operating Partnership are held by a subsidiary of our Sponsor and rank senior to all classes or series of partnership interests in our Operating Partnership and therefore, at any time in which such preferred units are issued and outstanding, any cash we have to pay distributions may be used to pay distributions to the holder of such preferred units first, which could have a negative impact on our ability to pay distributions to our common stockholders.

- There is currently no public trading market for our shares and there may never be one; therefore, it will be difficult for our stockholders to sell their shares. Our charter does not require us to pursue a liquidity transaction at any time.

- If we resume paying distributions, we may be unable to continue to pay or maintain cash distributions or increase distributions over time.

- The failure of third parties to properly manage and operate our properties may result in a decrease in occupancy rates, rental rates or both, which could adversely impact our results of operations.

- Our Advisor, affiliated Property Manager and their officers and certain of our key personnel will face competing demands relating to their time, and this may cause our operating results to suffer.

- Payment of fees to our Advisor and its affiliates will reduce cash available for distribution. There are a number of such fees that have accrued and may have to be paid and certain fees may be added or the amounts increased without stockholder approval.

- We are uncertain of our sources of debt or equity for funding our future capital needs. If we cannot obtain funding on acceptable terms, our ability to make necessary capital improvements to our properties, pay other expenses or expand our business may be impaired or delayed.

- Because we are focused on only two industries, our rental revenues will be significantly influenced by demand in each industry, and a decrease in any such demand would likely have a greater adverse effect on our rental revenues than if we owned a more diversified real estate portfolio.

- We face significant competition in each industry in which we invest, which may increase the cost of acquisitions or developments or impede our ability to retain residents or re-let space when existing residents vacate.

- Our operating results may be affected by regulatory changes that have an adverse impact on our specific properties, which may adversely affect our results of operations and returns to our stockholders.

- The COVID-19 pandemic has adversely affected our senior housing properties and increased the costs of operations of such facilities. Other widespread communicable illnesses, such as influenza, or other such epidemics, could have similar adverse effects on our student housing and senior housing properties.

- We are dependent on the ability of our third party operators to successfully manage and operate our student housing and senior housing properties.

- We have broad authority to incur debt, and high debt levels could hinder our ability to resume distributions and could decrease the value of our stockholders' investments.

- We have incurred and may incur mortgage indebtedness and other borrowings, which may increase our business risks.

- If we or the other parties to our loans breach covenants thereunder, such loan or loans could be deemed in default, which could accelerate our repayment dates and materially adversely affect the value of our stockholders investments in us.

- Our obligation to make balloon payments could increase the risk of default.

- Increases in interest rates could increase the amount of our debt payments and adversely affect our ability to continue to pay distributions to our stockholders.

- Failure to qualify as a REIT would adversely affect our operations and our ability to pay distributions as we will incur additional tax liabilities.

- Failure by us, our Advisor, or our service providers (including our transfer agent) or tenants to implement effective information and cybersecurity policies, procedures and capabilities could disrupt our business and harm our results of operations.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date this report is filed with the U.S. Securities and Exchange Commission (the "SEC") and are not intended to be a guarantee of our performance in future periods. We cannot guarantee the accuracy of any such forward-looking statements contained in this Form 10-K, and we do not intend to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

For further information regarding risks and uncertainties associated with our business, and important factors that could cause our actual results to vary materially from those expressed or implied in such forward-looking statements, please refer to the factors listed and described under "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the "Risk Factors" sections of the documents we file from time to time with the SEC, including, but not limited to, this report and our quarterly reports on Form 10-Q, copies of which may be obtained from our website at www.strategicreit.com/products/sssht.

ITEM 1. BUSINESS

Formation and Corporate Structure

Strategic Student & Senior Housing Trust, Inc., a Maryland corporation, was formed on October 4, 2016 under the Maryland General Corporation Law for the purpose of engaging in the business of investing in student housing and senior housing real estate investments. The Company's year-end is December 31. As used in this report, "we," "us," "our," and "Company" refer to Strategic Student & Senior Housing Trust, Inc. and each of our subsidiaries.

Offering Related

On October 4, 2016, our Advisor, as defined below, acquired 111.11 shares of our common stock for $1,000 and became our initial stockholder. On January 27, 2017, pursuant to a confidential private placement memorandum (the "Private Placement Memorandum"), we commenced a private offering of up to $100,000,000 in shares of our common stock (the "Primary Private Offering") and 1,000,000 shares of common stock pursuant to our distribution reinvestment plan (collectively, the "Private Offering" and together with the Public Offering described below, the "Offerings"). The Private Offering required a minimum offering amount of $1,000,000. On August 4, 2017, we met such minimum offering requirement. Our Primary Private Offering terminated on March 15, 2018. We raised offering proceeds of approximately $91.5 million from the issuance of approximately 10.7 million shares pursuant to the Private Offering.

On May 1, 2018, our registration statement on Form S-11 (File No. 333-220646) (the "Registration Statement") was declared effective by the U.S. Securities and Exchange Commission (the "SEC"). The Registration Statement registered up to $1.0 billion in shares of common stock for sale to the public (the "Primary Offering") consisting of three classes of shares — Class A shares, Class T shares, and Class W shares— and up to $95.0 million in shares of common stock for sale pursuant to our distribution reinvestment plan (together with the Primary Offering, the "Public Offering"). Concurrently with our Registration Statement being declared effective, we filed articles of amendment to our charter and articles supplementary to our charter. As a result, all shares issued in our Private Offering were redesignated as Class A shares and the authorized shares under our charter were reclassified among Class A shares and two new classes of shares, Class T shares and Class W shares.

On June 21, 2019, we suspended the sale of Class A shares, Class T shares, and Class W shares in the Primary Offering and filed a post-effective amendment to our Registration Statement to register two new classes of common stock (Class Y shares and Class Z shares) with the SEC. On July 10, 2019, the amendment to our Registration Statement was declared effective by the SEC. Also on July 10, 2019, we filed articles supplementary to our charter which reclassified certain authorized and unissued shares of our common stock into Class Y shares and Class Z shares. Effective as of July 10, 2019, we began offering Class Y shares (up to $700 million in shares) and Class Z shares (up to $300 million in shares) in our Primary Offering. The Class Y shares and Class Z shares have similar voting rights and rights upon liquidation to the Class A shares, Class T shares, and Class W shares, although distributions are expected to differ because of the stockholder servicing fee associated with the Class Y shares and the dealer manager servicing fee associated with the Class Z shares. Through our Primary Offering, we raised offering proceeds of approximately $17.1 million from the issuance of approximately 362,000 Class A shares, approximately 70,000 Class T shares, approximately 83,000 Class W shares, approximately 1.1 million Class Y shares, and approximately 165,000 Class Z shares. On March 30, 2020, our board of directors approved the suspension of our distributions which included the distribution reinvestment plan and no shares have been issued subsequently. Through our distribution reinvestment plan, we have issued approximately 610,000 Class A shares, approximately 8,000 Class T shares, approximately 3,000 Class W shares, approximately 10,000 Class Y shares, and approximately 1,000 Class Z shares for gross proceeds of approximately $5.7 million.

On March 30, 2020, our board of directors approved the suspension of the Primary Offering based upon various factors, including the uncertainty relating to the novel coronavirus ("COVID-19") pandemic and its potential impact on us and our overall financial results. Our board of directors also approved the suspension of our share redemption program (see Note 8 – Commitments and Contingencies for additional detail) and the suspension of distributions to our stockholders, both of which remained suspended as of December 31, 2023. The termination of our Primary Offering occurred on May 1, 2021. Primarily as a result of the termination of our Primary Offering, we currently do not have the equity capital needed to acquire additional properties at this time and are focusing our efforts on managing our existing properties. Subsequent to March 31, 2020, no sales were made pursuant to the Primary Offering.

On January 22, 2024, our board of directors, upon recommendation of our nominating and corporate governance committee, approved an estimated value per share of $6.34 for our Class A shares, Class T shares, Class W shares, Class Y shares, and Class Z shares based on the estimated value of our assets less the estimated value of our liabilities, or net asset value, divided by the number of shares outstanding on an adjusted fully diluted basis, calculated as of September 30, 2023. Please see "Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities - Determination of Estimated Net Asset Value per Share" below for more information.

We were formed on October 4, 2016, and our formal operations commenced upon our acquisition of a property in Fayetteville, Arkansas (the "Fayetteville Property") on June 28, 2017. We have primarily invested in income-producing student housing and senior housing properties and related real estate investments located in the United States. As of December 31, 2023 we owned one student housing property and four senior housing properties.

Our operating partnership, SSSHT Operating Partnership, L.P., a Delaware limited partnership (our "Operating Partnership"), was formed on October 5, 2016. On October 5, 2016, our Advisor acquired a limited partnership interest in our Operating Partnership for $1,000 (111.11 partnership units) and we contributed the initial $1,000 capital contribution to our Operating Partnership in exchange for the general partner interest. In addition, on September 28, 2017, our Advisor acquired additional limited partnership interests (25,447.57 partnership units) in our Operating Partnership for $199,000, resulting in total capital contributions of $200,000 by our Advisor in our Operating Partnership. Our Operating Partnership owns, indirectly through one or more special purpose entities, all of our student housing and senior housing properties. As of December 31, 2023, we owned approximately 99.8% of the common units of limited partnership interest of our Operating Partnership. The remaining approximately 0.2% of the common units are owned by our Advisor. We conduct certain activities directly or indirectly through our taxable REIT subsidiary, SSSHT TRS, Inc., a Delaware corporation (the "TRS"), which was formed on October 6, 2016, and is a wholly owned subsidiary of our Operating Partnership.

Other Corporate History

Strategic Asset Management I, LLC (f/k/a SmartStop Asset Management, LLC), a Delaware limited liability company organized in 2013 (our "Sponsor"), was the sponsor of our Offerings. Our Sponsor provides real estate advisory, asset management, and property management services. In June 2019, our Sponsor entered into a series of transactions with SmartStop Self Storage REIT, Inc. (f/k/a Strategic Storage Trust II, Inc.) ("SmartStop") in which SmartStop acquired the self storage advisory, asset management, property management, investment management, and certain joint venture interests of our Sponsor. As a result of the transactions, our Sponsor and its subsidiaries own limited partnership units in the operating partnership of SmartStop, and our Sponsor is now focused primarily on student housing and senior housing. Our Sponsor owns approximately 97.5% of the economic interests (and 100% of the voting membership interests) of our Advisor and owns 100% of our Property Manager, each as defined below.

We have no employees. Our advisor is SSSHT Advisor, LLC, a Delaware limited liability company (our "Advisor"), which was formed on October 3, 2016. The majority of the officers of our Advisor are also officers of us and our Sponsor. Our Advisor is responsible for managing our affairs on a day-to-day basis and identifying and making acquisitions and investments on our behalf under the terms of the Advisory Agreement, as defined elsewhere herein. Please see Note 7 – Related Party Transactions for additional detail.

SSSHT Property Management, LLC, a Delaware limited liability company (our "Property Manager"), was formed on October 3, 2016. Our Property Manager derives substantially all of its income from the property management oversight services it performs for us. We have entered into property management agreements directly with third party property managers, and our Property Manager provides oversight services with respect to such third party property managers. Please see Note 7 – Related Party Transactions for additional detail.

Our student housing property is managed by a third-party student housing property manager. Our senior housing properties are managed by a third-party senior living operator. Please see Note 8 – Commitments and Contingencies for additional detail.

Our dealer manager was Select Capital Corporation, a California corporation (our "Former Dealer Manager"). We terminated the Dealer Manager Agreement on June 16, 2020 in accordance with its provisions. Our Former Dealer Manager was responsible for marketing our shares offered pursuant to our Offerings. Our Sponsor previously owned, through a wholly-owned limited liability company, a 15% non-voting equity interest in our Former Dealer Manager. Affiliates of our Former Dealer Manager own a 2.5% non-voting membership interest in our Advisor, which they acquired on January 1, 2018. Please see Note 7 – Related Party Transactions for additional detail.

Our Sponsor owns 100% of the membership interests of Strategic Transfer Agent Services, LLC, our transfer agent (our "Transfer Agent"). Our Transfer Agent provides transfer agent and registrar services to us that are substantially similar to what a third party transfer agent would provide in the ordinary course of performing its functions as a transfer agent. Please see Note 7 – Related Party Transactions for additional detail. Prior to May 1, 2018, our Advisor provided services on our behalf similar to those provided by our Transfer Agent.

As we accepted subscriptions for shares of our common stock, we transferred all of the net offering proceeds to our Operating Partnership as capital contributions in exchange for additional limited partnership units in our Operating Partnership. However, we were deemed to have made capital contributions in the amount of gross proceeds received from investors, and our Operating Partnership was deemed to have simultaneously paid the sales commissions and other costs associated with the Offerings. In addition, our Operating Partnership is structured to make distributions with respect to limited partnership units that are equivalent to the distributions we make to stockholders. Finally, a limited partner in our Operating Partnership may later exchange his or her limited partnership units in our Operating Partnership for shares of our common stock at any time after one year following the date of issuance of their limited partnership units, subject to certain restrictions outlined in the limited partnership agreement of our Operating Partnership (the "Operating Partnership Agreement"). Our Advisor is prohibited from exchanging or otherwise transferring its limited partnership units so long as it is acting as our Advisor pursuant to our Advisory Agreement.

Business Overview

We own student housing and senior housing properties. We do not presently manage or operate any of our properties. Rather, we rely on third party property managers and senior living operators for such responsibilities. In addition, our affiliated property manager provides oversight services with respect to such third party property managers and senior living operators. Primarily as a result of the termination of our Primary Offering, we currently do not have the equity capital needed to acquire additional properties and, consequently, we are focusing our efforts on managing our existing properties. The discussion below regarding future investments in properties, including the discussions in "Investment Objectives," "Investment Strategies," "Joint Venture Investments," and "Co-Investments in Delaware Statutory Trusts" is qualified by our continued focus on our existing operations.

Industries Summary

The Student Housing Industry

Student housing is broadly defined to include housing designed to accommodate students enrolled in either full-time or part-time post-secondary, public, and private four-year colleges and universities, including those that offer advanced degrees. The student housing market generally does not seek to address the housing needs of students enrolled in two-year community colleges and technical colleges, as these institutions do not generate sufficient and consistent demand for student housing.

Overall, the student housing market has certain unique characteristics that distinguish it from other segments of the housing market. First, purpose-built student housing is aimed only at those persons enrolled in college and not at the general population of renters. Second, the leasing cycle for student housing properties is defined by the academic calendar, which results in a finite leasing window and relatively low month-to-month turnover following the start of the academic year. Finally, student housing properties are designed to accommodate and appeal to the college lifestyle, which is significantly different from the lifestyle of a typical multi-family renter.

There are two general types of student housing: (i) on-campus and (ii) off-campus. On-campus housing is generally owned and operated by educational institutions or in a joint venture via public or private partnerships and is located on school property near or adjacent to classroom buildings and other campus facilities. On-campus student housing is typically a dormitory with dining halls designed for first year students or for graduate students. Off-campus housing is generally owned and operated by private investors and is located in close proximity to campus (i.e., generally within a two-mile radius of the campus). There are three types of off-campus student housing properties: (i) student competitive, (ii) conventional market rate and (iii) purpose-built. Student competitive apartments are traditional apartment projects that happen to be close to campus. Market rate apartments are typically properties within driving distance, occupied by students who choose to commute. Purpose-built student housing refers to off-campus housing that is specifically designed and constructed as an amenities-rich property with a view towards accommodating the unique characteristics of the student-resident. While purpose-built student housing is classified as a multi-family housing product, it is significantly different from and more specialized than traditional market rate multi-family housing products, which are offered to the broader pool of multi-family renters.

Unlike multi-family housing where apartments are leased by the unit, student housing properties are typically leased by the bed on an individual lease liability basis. Individual lease liability can limit each resident's liability to his or her own rent without liability for a roommate's rent. A parent or guardian will be required to execute each lease as a guarantor unless the resident provides adequate proof of income. The number of lease contracts will therefore be equivalent to the number of beds occupied instead of the number of apartment units rented.

Student housing is a niche property type that has its own set of inherent issues, which are usually addressed by proactive property management. Student housing is seasonal. The most common way to smooth out seasonality is by writing 12-month leases as opposed to leases tied to school year periods. While this lease structure assists in stabilizing annual cash flow, the vast majority of beds still turn over at the same time at the end of the school year. This is followed by a short window of time to address and complete maintenance before the next school cycle. Leasing for the upcoming academic year typically commences in the first semester with a "push" for renewals through December 31 and then marketing to new students at the beginning of the year and ending by late August. Failure to lease-up or correct deferred maintenance during this leasing period can be costly to the property with an entire year's tenancy and cash flow in jeopardy. We anticipate that substantially all of our leases will commence in August and terminate on the last day of July. These dates coincide with the commencement of the universities' fall academic term and typically terminate at the completion of the subsequent summer school session. Other than renewing student-residents, we will be required to substantially re-lease each property each year, resulting in significant turnover in our student-resident population from year to year.

Notwithstanding the impact of the COVID-19 pandemic, college and university enrollment has been growing across the United States in recent years, creating a significant need for safe, affordable, and accessible student housing at both public and private institutions. Not all of this housing can be on-campus and institution-financed. Institutions are now evaluating the merits of internal financing, either through use of their endowment or issuance of general obligation bonds or joint venture using a public or private partnership program. While institutions evaluate the market, opportunities exist for off-campus private development and financing of student housing. The bureaucratic constraints on public institutions can afford private developers an additional advantage. In addition to increasing enrollment figures, the demand for student housing is driven by several market factors, including the needs of Generation Z (those born between 1995 and 2010), proximity to campus, continued demand, investment performance, and investor interest.

The Senior Housing Industry

Broadly defined, congregate care senior housing refers to the aggregate of active adult and age-restricted communities, independent living communities, assisted living communities, memory care facilities, continuing care retirement communities and other properties that focus on providing housing to seniors. The senior housing market is a specialized segment of the residential real estate market and has certain unique characteristics that distinguish it from other segments of the housing market.

Active adult and age-restricted communities are senior communities for residents that generally do not require any level of special care or services. Seniors in these communities seek to live amongst others in a similar stage of life and enjoy the highest levels of activity and full independence. These communities are generally not subject to any special laws, licenses, or regulations, beyond those customarily in-place for planned communities, such as a restriction on the minimum age of residents.

Independent living communities provide high levels of privacy and social interaction to residents and require residents to be capable of relatively high levels of independence. An independent living community typically bundles several services as part of a regular monthly charge. Services included in the base charge may include two to three meals per day in a community dining room, semi-monthly housekeeping services, transportation shuttle and organized social activities and emergency call systems. Additional services are generally available from staff employees on a fee for service basis. Some majority independent living communities dedicate separate parts of the property to assisted living and/or memory care services.

Assisted living communities typically have mostly one-bedroom units that include private bathrooms and efficiency kitchens. The base monthly charge for residents typically includes three meals per day in the community dining room, daily or weekly housekeeping, laundry, medical reminders and 24-hour availability of assistance with the activities of daily living, such as dressing and bathing. Professional nursing and healthcare services are usually available at the property on call or at regularly scheduled times.

Memory care facilities generally provide extensive nursing care that specifically caters to patients with Alzheimer's disease, dementia and other types of memory problems. Typical memory care units have secured access and include mostly rooms with one or two beds, a separate bathroom and shared dining facilities. These types of facilities are staffed by licensed nursing professionals 24 hours per day.

Continuing care retirement communities, or CCRCs, provide housing and health-related services under long-term contracts. Residents enter these communities while still relatively healthy and pay an entry fee and adjustable monthly rent in return for the guarantee of care for the rest of their life. CCRCs are appealing to residents as they eliminate the need for relocating when health and medical needs change, thus allowing residents to "age in place."

The growth in total demand for senior housing comes from broad U.S. demographic changes, demand for need-driven services, increased healthcare spending, fewer family caregivers, increased life expectancy, desire to downsize, senior housing shortage, fragmented senior housing ownership, asymmetric investment returns and preferences towards more private pay, amenities-rich environments. These factors, in turn, are resulting in changes to senior housing ownership, as further discussed below.

Demographic Trends. We believe owners and operators of senior housing facilities and other healthcare real estate will benefit from demographic trends, specifically the aging of the U.S. population. Based on estimates from the U.S. Census Bureau, there were 8.5 million people aged 83 or older in 2017. By 2025, the U.S. Census Bureau estimates that this group will comprise 10.2 million people, and by 2050 it will balloon to 23.4 million people.

Demand for Need-Driven Services. Demand for healthcare facilities is driven not only by the growing elderly population, which is generally defined as ages 65 and older, but also by the increasing variety of services and level of support required by residents. Senior housing facilities provide varying levels of care as seniors progressively become more dependent on third party care providers and their health conditions deteriorate. According to the U.S. Census Bureau, the percentage of older Americans between ages 75 to 79 seeking assistance with activities of daily living and instrumental activities of daily living, such as bathing, walking, medication administration, eating and others, is approximately 15%. Over the age of 80, this percentage increases to almost 30%. According to the Alzheimer's Association, 5.8 million Americans are currently living with Alzheimer's and this number is projected to rise to nearly 14 million by 2050, many of whom will require care outside of their private homes.

During 2020, 2021, and to a lesser extent in 2022 and 2023, the COVID-19 pandemic caused senior housing properties to modify their operations, including implementing protective measures intended to ensure the safety and well-being of residents and employees. Many senior housing properties prohibited or severely restricted in-person visitors, which included restricting in-person property tours for prospective residents. Further, enhanced sanitation expenses, acquisition of personal protective equipment, and third party contract services as labor shortages have impacted operating expenses. These factors have had a negative impact on the senior housing industry. For additional detail regarding the impact of COVID-19 on the senior housing industry, refer to the "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" sections of this Report.

Investment Objectives

Overview

We have invested in income-producing student housing and senior housing properties and related real estate investments. Our investment objectives, strategy, and policies may be amended or changed at any time by our board of directors. Although we have no plans at this time to change any of our investment objectives, our board of directors may change any and all of such investment objectives, including our focus on student housing and senior housing properties, if our board of directors believes such changes are in the best interests of our stockholders. In addition, we may invest in mortgage loans, securities of real estate companies, and other real estate-related investments if our board of directors deems such investments to be in the best interests of our stockholders. We cannot assure our stockholders that our policies or investment objectives will be attained or that the value of our common stock will not decrease.

Primary Investment Objectives

Our primary investment objectives are to:

- invest in income-producing student housing and senior housing properties in a manner that allows us to qualify as a REIT for federal income tax purposes;

- preserve and protect our stockholders' invested capital;

- provide regular cash distributions to our stockholders; and

- achieve appreciation in the value of our properties and, hence, appreciation in stockholder value over the long term.

We cannot assure our stockholders that we will attain these primary investment objectives. Currently, we have suspended distributions to our stockholders, and, primarily as a result of the termination of our Primary Offering, we do not currently have any plans to acquire additional properties at this time.

Liquidity Events

Subject to then-existing market conditions and the sole discretion of our board of directors, we intend to seek one or more of the following liquidity events within three to five years after completion of the Primary Offering:

- merge, reorganize, or otherwise transfer our company or its assets to another entity with listed securities;

- spin off one or more of our holding companies (formed to separately hold our student housing and senior housing properties) into a separate company;

- list our shares on a national securities exchange;

- commence the sale of all of our properties and/or our holding companies and liquidate our company; or

- otherwise create a liquidity event for our stockholders.

However, we cannot assure our stockholders that we will achieve one or more of the above-described liquidity events within the time frame contemplated or at all. This time frame represents our best faith estimate of the time necessary to build a portfolio sufficient enough to effectuate one of the liquidity events listed above. Our charter does not provide a date for termination of our corporate existence and does not require us to pursue a liquidity transaction at any time. Our board of directors has the sole discretion to continue operations beyond five years after completion of the Public Offering if it deems such continuation to be in the best interests of our stockholders. Even if we do accomplish one or more of these liquidity events, we cannot guarantee that a public market will develop for the securities listed or that such securities will trade at a price higher than what was paid for shares in our Offerings. At the time it becomes necessary for our board of directors to determine which liquidity event, if any, is in the best interests of us and our stockholders, we expect that the board of directors will take all relevant factors at that time into consideration when making a liquidity event decision. We expect that the board of directors will consider various factors including, but not limited to, costs and expenses related to each possible liquidity event and the potential subordinated distributions payable to our Advisor.

Investment Strategies

Student Housing Investment Strategy

We have used a portion of the net proceeds we raised in the Offerings to primarily invest in existing Class "A", purpose built income-producing student housing properties and related student housing real estate investments that are generally amenities rich, newer construction and located adjacent to or within a one mile radius of campus. In order to implement our investment strategy, we have focused on acquiring existing Class "A" income-producing student housing properties located off-campus with the possibility of expanding or repositioning the property if needed. Class "A" properties generally refer to purpose-built or substantially renovated properties constructed within the last 10 to 20 years that are amenities rich and located in favorable demographic markets with high barriers to entry. Such properties tend to be managed by a reputable student housing property management firm. We primarily target medium- to large-sized colleges and established university markets, which we define as markets located in or near U.S. cities that have schools generally with overall enrollment of approximately 15,000 to 40,000 students or greater. We believe some of these markets are both supply constrained and are generally experiencing steady enrollment growth. In addition, our specific university focus has tended toward "Tier 1" schools with established Division I (FBS) football programs and schools that receive the highest rating for research activity from the Carnegie Foundation. We define "Tier 1" to be universities with a published numerical ranking on the U.S. News & World Report's most recent Best Colleges—National University Rankings.

As of December 31, 2023, we owned one student housing property. Primarily as a result of the termination of our Primary Offering, we do not currently have any plans to acquire any additional student housing properties.

Senior Housing Investment Strategy

We have used a portion of the net proceeds we raised in the Offerings to primarily invest in Class "A" income-producing senior housing properties and related senior housing real estate investments. Class "A" properties generally refer to purpose-built or substantially renovated properties constructed within the last 10 to 20 years that are amenities rich and located in favorable demographic markets with high barriers to entry. Such properties tend to be managed by a reputable operator and located within close proximity to medical and retail support services. In order to implement our investment strategy, we have focused on acquiring, repositioning and/or expanding existing income-producing senior housing properties that have an emphasis on private pay sources of revenue, which properties are considered more stable and predictable than those relying on government reimbursements.

Senior housing refers to a broad spectrum of housing for seniors with product types that range from "mostly housing" (e.g., active adult and age restricted communities) to "mostly acute healthcare" (e.g., skilled nursing and hospitals). We primarily focus on product types at the initial and middle stages of this acuity continuum that have an emphasis on private pay sources of revenue:

Our "Private Pay" Real Estate Investment Approach



*Continuing care retirement communities

As of December 31, 2023, we owned four senior housing properties. Primarily as a result of the termination of our Primary Offering, we currently have no plans to acquire any additional senior housing properties.

Our Borrowing Strategy and Policies

We intended to use medium-to-high leverage (between 55% to 60% loan to purchase price) to make our investments during our Offerings and, at certain times, we contemplated that our debt leverage levels may be temporarily higher. However, as a result of the suspension of our Primary Offering in March 2020, and subsequent termination of our Primary Offering, our debt leverage level has remained higher and our ability to incur additional indebtedness is limited and uncertain. Our board of directors will regularly monitor our investment pipeline in relation to our projected fundraising efforts and otherwise evaluate market conditions related to our debt leverage ratios. As of December 31, 2023, our debt leverage based on purchase price was approximately 68%.

We may incur indebtedness in the form of bank borrowings, purchase money obligations to the sellers of properties and publicly- or privately-placed debt instruments or financing from institutional investors or other lenders, including bridge financing. Our indebtedness may be unsecured or may be secured by mortgages or other interests in our properties. We may use borrowing proceeds to pay for capital improvements, repairs, or buildouts, to refinance existing indebtedness, to pay distributions, to fund redemptions of our shares, or to provide working capital (which may include fees and expenses owed to our affiliates).

Our aggregate borrowings, secured and unsecured, must be reasonable in relation to our net assets and must be reviewed by our board of directors at least quarterly. Our charter limits our borrowing to 300% of our net assets, as defined (approximately 75% of the cost basis of our assets), unless any excess borrowing is approved by a majority of our independent directors and is disclosed to our stockholders in our next quarterly report, with a justification for such excess.

We may borrow amounts from our Advisor or its affiliates only if such loan is approved by a majority of our directors, including a majority of our independent directors, not otherwise interested in the transaction as fair, competitive, commercially reasonable, and no less favorable to us than comparable loans between unaffiliated parties under the circumstances.

Except as set forth in our charter regarding debt limits, we may re-evaluate and change our debt strategy and policies in the future without a stockholder vote. Factors that we could consider when re-evaluating or changing our debt strategy and policies include then-current economic and market conditions, the relative cost of debt and equity capital, any acquisition opportunities, the ability of our properties to generate sufficient cash flow to cover debt service requirements, and other similar factors. Further, we may increase or decrease our ratio of debt to equity in connection with any change of our borrowing policies.

Co-Investments with Delaware Statutory Trusts

Persons selling real estate held for investment often seek to reinvest the proceeds of that sale in another real estate investment in an effort to obtain favorable tax treatment under Section 1031 of the Internal Revenue Code of 1986, as amended (the "Code"), referred to as like-kind exchanges. Our Sponsor and its affiliates have sponsored Delaware statutory trusts ("DSTs"), which permit investors to effectuate like-kind exchanges under Section 1031 of the Code.

A DST is a separate legal entity created as a trust under Delaware law that allows persons wishing to engage in like-kind exchanges to reinvest their proceeds in commercial real estate. The DST acquires title to the property or properties and may obtain a mortgage loan to finance a portion of the purchase price. The DST investors execute a trust agreement that governs the DST's operations and provides for exclusive management by a signatory trustee. In order to satisfy certain requirements under Section 1031 of the Code, the DST will master lease the property to an affiliate of the Sponsor which then assumes property management and pays the DST rent in the form of debt service payments to the lender plus additional rent as provided in the master lease. Generally, the DST will acquire the subject property and through registered broker-dealers, sell beneficial interests in the DST to investors in a private offering. The exchange participant owns a beneficial interest in the DST but is deemed for federal income tax purposes to own a direct ownership interest in the DST's real property that is eligible for a like kind-exchange. Under Section 1031 of the Code, the DST investor may defer capital gains taxes that otherwise would be recognized on the sale of the investor's real estate, the proceeds of which are reinvested in the DST.

From time to time, we may participate in DST investments if our board of directors determines that our participation is in the best interest of our stockholders. In the event that our board of directors determines that it is in our best interest to so participate, we may invest in a DST. However, the following provisions apply with respect to our investments in DSTs:

- We may invest in a DST only if a majority of our directors not otherwise interested in the transaction and a majority of our independent directors approves of the transaction as being fair, competitive, and commercially reasonable to us.

- We anticipate that in the event we purchase a DST interest we will purchase the interest on the terms as other investors in the DST's private offering of beneficial interests except that we would not be obligated to pay any selling commissions otherwise payable to broker dealers participating in the offering nor will we pay our Advisor acquisition fees or reimburse our Advisor for its expenses to the same extent as with other types of property acquisitions.

On October 20, 2017, we completed an investment in a private placement offering by Reno Student Housing, DST ("Reno Student Housing") using proceeds from our Private Offering of approximately $1.0 million for an approximately 2.6% beneficial interest. Reno Student Housing was a Delaware statutory trust and an affiliate of our Sponsor. Reno Student Housing sold the student housing property located in Reno, Nevada on December 14, 2021, and made a final distribution to us totaling approximately $1.4 million. In October 2018, we completed an investment of approximately $0.8 million in a private placement offering by Power 5 Conference Student Housing I, DST ("Power 5 Conference Student Housing") using proceeds from the issuance of Preferred Units in our Operating Partnership for an approximately 1.4% beneficial interest. Power 5 Conference Student Housing was a Delaware statutory trust and an affiliate of our Sponsor. Power 5 Conference Student Housing owned two student housing properties located in Ann Arbor, Michigan and Columbia, South Carolina. Power 5 Conference Student Housing sold these student housing properties in February 2022 and made a final distribution to us totaling approximately $1.0 million. As a result, we no longer own any DST interests. Any future DST investments will be subject to various risks that may not otherwise present in real estate investments, such as the risk that the cash flow from the DST's property will be insufficient to pay the full amount of rent to the DST.

Our Sponsor, a DST, or the other DST investors may have economic or business interests or goals that are or may become inconsistent with our business interests or goals. For instance, our Sponsor will receive substantial fees in connection with its sponsoring of a DST and our participation in such a transaction could facilitate its consummation of the transactions. For these reasons, our Advisor may face a conflict in structuring the terms of the relationship between our interests and the interest of our Sponsor, the DST, or the other DST investors. As a result, agreements and transactions between the parties with respect to the property will not have the benefit of arm's-length negotiation of the type normally conducted between unrelated parties.

Government Regulations

Our business is subject to many laws and governmental regulations. Changes in these laws and regulations, or their interpretation by agencies and courts, occur frequently.

Americans with Disabilities Act

Under the Americans with Disabilities Act of 1990, or ADA, all public accommodations and commercial facilities are required to meet certain federal requirements related to access and use by disabled persons. These requirements became effective in 1992. Complying with the ADA requirements could require us to remove access barriers. Failing to comply could result in the imposition of fines by the federal government or an award of damages to private litigants. Although we intend to acquire properties that substantially comply with these requirements, we may incur additional costs to comply with the ADA. In addition, a number of additional federal, state, and local laws may require us to modify any properties we purchase, or may restrict further renovations thereof, with respect to access by disabled persons. Additional legislation could impose financial obligations or restrictions with respect to access by disabled persons. Although we believe that these costs will not have a material adverse effect on us, if required changes involve a greater amount of expenditures than we currently anticipate, our ability to make expected distributions could be adversely affected.

Environmental Matters

Under various federal, state, and local laws, ordinances, and regulations, a current or previous owner or operator of real property may be held liable for the costs of removing or remediating hazardous or toxic substances. These laws often impose clean-up responsibility and liability without regard to whether the owner or operator was responsible for, or even knew of, the presence of the hazardous or toxic substances. The costs of investigating, removing, or remediating these substances may be substantial, and the presence of these substances may adversely affect our ability to rent units or sell the property, or to borrow using the property as collateral, and may expose us to liability resulting from any release of or exposure to these substances. If we arrange for the disposal or treatment of hazardous or toxic substances at another location, we may be liable for the costs of removing or remediating these substances at the disposal or treatment facility, whether or not the facility is owned or operated by us. We may be subject to common law claims by third parties based on damages and costs resulting from environmental contamination emanating from a site that we own or operate. Certain environmental laws also impose liability in connection with the handling of or exposure to asbestos-containing materials, pursuant to which third parties may seek recovery from owners or operators of real properties for personal injury associated with asbestos-containing materials and other hazardous or toxic substances.

Tenant Rights and Fair Housing Laws

Various states have enacted laws, ordinances and regulations protecting the rights of housing tenants. Such laws may require us, our affiliated Property Manager, our third party managers or other operators of our senior housing properties to comply with extensive residential landlord requirements and limitations.

Healthcare Regulatory Matters

Ownership and operation of certain senior housing properties and other healthcare-related facilities are subject, directly and indirectly, to substantial federal, state and local government healthcare laws and regulations. The failure by us or our third party operators to comply with these laws and regulations could adversely affect the successful operation of our properties. For example, most senior housing facilities are subject to state licensing and registration laws. In granting and renewing these licenses, the state regulatory agencies consider numerous factors relating to a property's physical plant and operations, including, but not limited to, admission and discharge standards, staffing, and training. A decision to grant or renew a license is also affected by a property owner's record with respect to patient and consumer rights, medication guidelines, and rules. In addition, the Health Insurance Portability and Accountability Act of 1996, or HIPAA, requires the use of uniform electronic data transmission standards for certain healthcare claims and payment transactions submitted or received electronically. Compliance with these regulations is mandatory for healthcare providers, such as, in some cases, our third party operators. The cost of compliance with these regulations may have a material adverse effect on the business, financial condition or results of operations of our third party operators and, therefore, may adversely affect us. We intend for all of our business activities and operations, as well as the business activities and operations of our third party operators, to conform in all material respects with all applicable laws and regulations, including healthcare laws, regulations and licensing requirements.

Disposition Policies

In January 2022, we sold our student housing property in Tallahassee, Florida. We generally intend to hold our properties for an extended period. However, we may sell a property at any time if, in our judgment, the sale of the property is in the best interests of our stockholders.

The determination of whether a particular property should be sold or otherwise disposed of will generally be made after consideration of relevant factors, including tax implications, prevailing economic conditions, other investment opportunities, and considerations specific to the condition, value, and financial performance of the property. In connection with our sales of properties, we may lend the purchaser all or a portion of the purchase price. In these instances, our taxable income may exceed the cash received in the sale.

We may sell assets to third parties or to affiliates of our Advisor. Our nominating and corporate governance committee of our board of directors, which is comprised solely of independent directors, must review and approve all transactions between us and our Advisor and its affiliates.

Investment Limitations in Our Charter

Our charter places numerous limitations on us with respect to the manner in which we may invest our funds, most of which are required by various provisions of the Statement of Policy Regarding Real Estate Investment Trusts published by the North American Securities Administrators Association (the "NASAA REIT Guidelines"). Pursuant to the NASAA REIT Guidelines, we will not:

- Invest in equity securities unless a majority of our directors, including a majority of our independent directors, not otherwise interested in the transaction approve such investment as being fair, competitive, and commercially reasonable.

- Invest in commodities or commodity futures contracts, except for futures contracts when used solely for the purpose of hedging in connection with our ordinary business of investing in real estate assets and mortgages.

- Invest in real estate contracts of sale, otherwise known as land sale contracts, unless the contract is in recordable form and is appropriately recorded in the chain of title.

- Make or invest in mortgage loans unless an appraisal is obtained concerning the underlying property, except for those mortgage loans insured or guaranteed by a government or government agency. In cases where our independent directors determine, and in all cases in which the transaction is with any of our directors or our Advisor and its affiliates, we will obtain an appraisal from an independent expert. We will maintain such appraisal in our records for at least five years and it will be available to our stockholders for inspection and duplication. We will also obtain a mortgagee's or owner's title insurance policy as to the priority of the mortgage or condition of the title.

- Make or invest in mortgage loans, including construction loans, on any one property if the aggregate amount of all mortgage loans on such property would exceed an amount equal to 85% of the appraised value of such property, as determined by an appraisal, unless substantial justification exists for exceeding such limit because of the presence of other loan underwriting criteria.

- Make or invest in mortgage loans that are subordinate to any mortgage or equity interest of any of our directors, our Advisor, or their respective affiliates.

- Make investments in unimproved property or indebtedness secured by a deed of trust or mortgage loans on unimproved property in excess of 10% of our total assets.

- Issue equity securities on a deferred payment basis or other similar arrangement.

- Issue debt securities in the absence of adequate cash flow to cover debt service, unless the historical debt service coverage (in the most recently completed fiscal year), as adjusted for known changes, is sufficient to service that higher level of debt as determined by the board of directors or a duly authorized executive officer.

- Issue equity securities that are assessable after we have received the consideration for which our board of directors authorized their issuance.

- Issue redeemable equity securities (as defined in the Investment Company Act of 1940), which restriction has no effect on our share redemption program or the ability of our operating partnership to issue redeemable partnership interests.

- Grant warrants or options to purchase shares to our Advisor or its affiliates or to officers or directors affiliated with our Advisor except on the same terms as options or warrants that are sold to the general public. Further, the amount of the options or warrants cannot exceed an amount equal to 10% of outstanding shares on the date of grant of the warrants and options.

- Lend money to our directors, or to our Advisor or its affiliates, except for certain mortgage loans described above.

- Borrow if such debt causes our total indebtedness to exceed 300% of our "net assets" (as defined in our charter in accordance with the NASAA REIT Guidelines), unless approved by a majority of the independent directors.

- Make an investment if the related acquisition fees and expenses are not reasonable or exceed 6% of the contract purchase price for the asset or, in the case of a mortgage loan, 6% of the funds advanced, provided that the investment may be made if a majority of the directors (including a majority of the independent directors) not otherwise interested in the transaction determines that the transaction is commercially competitive, fair, and reasonable to us.

Investment Allocation Policy

In the event that an investment opportunity becomes available, our Sponsor or its affiliates, acting through our Advisor and the other advisory entities associated with programs (including DSTs) sponsored by our Sponsor or its affiliates (collectively, the "Program Advisors"), will allocate such investment opportunity to us or another entity affiliated with our Sponsor (each, "Another Real Estate Program") based on the following factors:

- the investment objectives of each program;

- the amount of funds available to each program;

- the financial and investment characteristics of each program, including investment size, potential leverage, transaction structure and anticipated cash flows;

- the strategic location of the investment in relationship to existing properties owned by each program;

- the effect of the investment on the diversification of each program's investments; and

- the impact of the financial metrics of the investment on each program.

If, after consideration of the foregoing factors, our Sponsor, acting through the Program Advisors, determines that an investment opportunity is suitable for both us and Another Real Estate Program, then we will have priority for (i) "Class A" student housing properties located near medium- to large-sized, Tier 1 universities with Division I football programs and (ii) "Class A" senior housing properties focused on private pay sources of revenues in the "mostly housing" range of the acuity spectrum; and private programs sponsored by our Sponsor will have priority for all other student housing and/or senior housing properties, as well as any other student housing and senior housing properties passed upon by us. In the event all of the acquisition allocation factors have been exhausted and our Sponsor, acting through the Program Advisors, determines that an investment opportunity is suitable for both us and Another Real Estate Program, then our Sponsor will offer the investment opportunity to the program that has had the longest period of time elapse since it was offered an investment opportunity.

If a subsequent development, such as a delay in the closing of a property or a delay in the construction of a property, causes any such investment, in the opinion of our Advisor, to be more appropriate for a program other than the program that committed to make the investment, our Advisor may determine that another program affiliated with our Advisor or its affiliates will make the investment.

Changes in Investment Policies and Limitations

Our charter requires that our independent directors review our investment policies at least annually to determine that the policies we are following are in the best interests of our stockholders. Each determination and the basis for that determination is required to be set forth in the applicable meeting minutes. The methods of implementing our investment policies may also vary as new investment techniques are developed. The methods of implementing our investment objectives and policies, except as otherwise provided in our charter, may be altered by a majority of our directors, including a majority of our independent directors, without the approval of our stockholders. The determination by our board of directors that it is no longer in our best interests to continue to be qualified as a REIT shall require the concurrence of two-thirds of the board of directors. Investment policies and limitations specifically set forth in our charter, however, may only be amended by a vote of the stockholders holding a majority of our outstanding shares.

Investment Company Act of 1940 and Certain Other Policies

We intend to operate in such a manner that we will not be subject to regulation under the Investment Company Act of 1940, or the 1940 Act. Our Advisor will continually review our investment activity to attempt to ensure that we do not come within the application of the 1940 Act. Among other things, our Advisor will attempt to monitor the proportion of our portfolio that is placed in various investments so that we do not come within the definition of an "investment company" under the 1940 Act. If at any time the character of our investments could cause us to be deemed as an investment company for purposes of the 1940 Act, we will take all necessary actions to attempt to ensure that we are not deemed to be an "investment company."

Subject to the restrictions we must follow in order to qualify to be taxed as a REIT, we may make investments other than as previously described in this report, although we do not currently intend to do so. We have authority to purchase or otherwise reacquire our common shares or any of our other securities. We have no present intention of repurchasing any of our common shares except pursuant to our share redemption program, and we would only take such action in conformity with applicable federal and state laws and the requirements for qualifying as a REIT under the Code.

Competition

The extent of competition in a market area depends significantly on local market conditions. The primary factors upon which competition in the student and senior housing industries are location, rental rates, suitability of the property's design and the manner in which the property is operated and marketed. We believe we will compete successfully on these bases.

Many of our competitors are larger and have substantially greater resources than we do. Such competitors may, among other possible advantages, be capable of paying higher prices for acquisitions and obtaining financing on better terms than us.

Employees

We have no employees. The employees of our Advisor and its affiliates provide management, acquisition, advisory and certain administrative services for us.

Available Information

Stockholders may obtain copies of our filings with the SEC, free of charge from the website maintained by the SEC at www.sec.gov or from our website at www.strategicreit.com/products/sssht.

We are providing the address to our website solely for informational purposes. The information on our website is not a part of, nor is it incorporated by reference into, this report.

ITEM 1A. RISK FACTORS

Below are risks and uncertainties that could adversely affect our operations that we believe are material to stockholders. Additional risks and uncertainties not presently known to us or that we do not consider material based on the information currently available to us may also harm our business.

Risks Related to an Investment in Strategic Student & Senior Housing Trust, Inc.

We have incurred a net loss to date, have an accumulated deficit and our operations will not likely be profitable in 2024.

We incurred a net loss attributable to common stockholders of approximately $11.1 million for the fiscal year ended December 31, 2023. Our accumulated deficit was approximately $80.1 million as of December 31, 2023. Given that (i) we are in our operational stage and (ii) due to COVID-19, we terminated our Public Offering, we currently have no plans to acquire any additional properties, and our operations will likely not be profitable in 2024.

Our share redemption program is currently suspended, and even if stockholders are able to have their shares redeemed, our stockholders may not be able to recover the amount of their investment in our shares.

In March 2020, our board of directors approved the suspension of our share redemption program with respect to our common stockholders, effective as of May 3, 2020.

If our share redemption program is reinstated or our stockholders are otherwise able to have their shares redeemed, stockholders should be fully aware that our share redemption program contains significant restrictions and limitations. Further, our board of directors may limit, suspend, terminate or amend any provision of the share redemption program upon 30 days' notice. Redemptions of shares, when requested, will generally be made quarterly to the extent we have sufficient funds available to us to fund such redemptions. During any calendar year, we will not redeem in excess of 5% of the weighted average number of shares outstanding during the prior calendar year and the cash available for redemptions is limited to the proceeds from the sale of shares pursuant to our distribution reinvestment plan. We are not obligated to redeem shares under our share redemption program. Therefore, our stockholders should not assume that they will be able to sell any of their shares back to us pursuant to our share redemption program at any time or at all.

The purchase price for shares purchased under our share redemption program will be equal to the then-current estimated net asset value per share for such class of shares. Accordingly, our stockholders may receive less by selling their shares back to us than the realizable value of their investment.

We may only calculate the value per share for our shares annually and, therefore, stockholders may not be able to determine the net asset value of their shares on an ongoing basis.

On January 22, 2024, our board of directors approved an estimated net asset value per share of $6.34 for our Class A shares, Class T shares, Class W shares, Class Y shares, and Class Z shares based on the estimated value of our assets less the estimated value of our liabilities, or net asset value, divided by the number of shares outstanding on an adjusted fully diluted basis, calculated as of September 30, 2023. Our board of directors approved this estimated net asset value per share pursuant to rules promulgated by FINRA. When determining the estimated net asset value per share, there are currently no SEC, federal or state rules that establish requirements specifying the methodology to employ in determining an estimated net asset value per share; provided, however, that the determination of the estimated net asset value per share must be conducted by, or with the material assistance or confirmation of, a third-party valuation expert or service and must be derived from a methodology that conforms to standard industry practice.

We intend to use this estimated net asset value per share of our shares until the next net asset valuation approved by our board of directors, which we are required to approve at least annually. We may not calculate the estimated net asset value per share for our shares more than annually. Therefore, stockholders may not be able to determine the estimated net asset value per share of their shares on an ongoing basis.

In determining our estimated net asset value per share, we primarily relied upon a valuation of our portfolio of properties as of September 30, 2023. Valuations and appraisals of our properties are estimates of fair value and may not necessarily correspond to realizable value upon the sale of such properties, therefore our estimated net asset value per share may not reflect the amount that would be realized upon a sale of each of our properties.

The valuation methodologies used by the independent appraiser to value our properties involved certain subjective judgments. Ultimate realization of the value of an asset depends to a great extent on economic and other conditions beyond our control and the control of our Advisor and independent appraiser. Further, valuations do not necessarily represent the price at which an asset would sell, since market prices of assets can only be determined by negotiation between a willing buyer and seller. Therefore, the valuations of our properties and our investments in real estate related assets may not correspond to the timely realizable value upon a sale of those assets.

We have paid in the past, and if we resume distributions in the future, we may continue to pay, distributions from sources other than cash flow from operations, which would reduce stockholder returns and constitute a return of capital.

In the past, we have made distributions from sources other than cash flow from operations, including borrowings and net proceeds from our Offerings. In the event we resume distributions in the future, but do not have enough cash from operations to fund our distributions, we may borrow, issue additional securities, or sell assets in order to fund the distributions. We are not prohibited from undertaking such activities by our charter, bylaws, or investment policies, and we may use an unlimited amount from any source to pay our distributions. It is likely that some or all of the distributions we have made and that we make in the future represented or will represent a return of capital to our stockholders. For the year ended December 31, 2023, we did not make any distributions. For the year ended December 31, 2022, we paid a one-time capital gain distribution in connection with the sale of our Tallahassee property in January 2022. For the year ended December 31, 2021, we did not make any distributions. Payment of distributions in excess of earnings may have a dilutive effect on the value of our shares. Payment of distributions from sources other than cash flow from operations would reduce our stockholders' overall returns and constitute a return of capital. Additionally, to the extent distributions exceed cash flow from operations, a stockholder's basis in our stock may be reduced and, to the extent distributions exceed a stockholder's basis, the stockholder may recognize a capital gain.

We have substantial indebtedness. If we are unable to repay, refinance or extend maturing loans, or if we breach a covenant and do not get a waiver from the applicable lenders, the lenders may declare events of default and seek to foreclose on the underlying collateral. There is no assurance that we will be able to satisfy, extend or refinance the maturing loans or be granted covenant relief from our lenders, and even if we do, we may still be adversely affected.

As of December 31, 2023, our total indebtedness was approximately $161.6 million, which included approximately $135.9 million in fixed rate debt and $25.7 million in variable rate debt (such variable rate debt referred to as the "KeyBank Bridge Loans"). The KeyBank Bridge Loans have a maturity date of April 30, 2024 and contains certain financial covenants. On March 13, 2024, we amended the loans such that the maturity date was extended to June 30, 2025. Please see Note 9 – Subsequent Events for additional details. We may not be in compliance with certain financial covenants in the KeyBank Bridge Loans in future periods. Additionally, if our Primary Offering is not resumed or the proceeds from the Primary Offering, if and when resumed, are insufficient, we may not be able to satisfy the KeyBank Bridge Loans by the maturity date through the required payments. We do not anticipate obtaining any future bridge financing to fund property acquisitions until the KeyBank Bridge Loans are repaid in full.

If necessary, we will request that our lender, KeyBank, grant covenant relief, as well as extend the maturity date of the loan. There is no assurance that we will obtain such further relief, and even if we do, we may incur increased costs and increased interest rates and we may agree to additional restrictive covenants and other lender protections related to the loans. In addition, the Fayetteville JPM Mortgage Loan (as defined below) matures on July 1, 2024. Management is working with the current lender to refinance the loan, which will extend the maturity date. If we are unable to repay, refinance or extend maturing mortgage loans, or if we breach a covenant and do not get a waiver from the applicable lenders, the lenders may declare events of default and will have the right to sell or dispose of the collateral and/or enforce and collect the collateral securing the loans. If an event of default were to occur, we may need to continue seeking to raise capital through asset sales or strategic financing transactions, potentially on unfavorable terms, but there is no assurance as to the certainty or timing of any such transactions. Any such consequences could negatively affect our results of operations, financial condition, cash flows, and asset valuations.

The preferred units of limited partnership interests in our Operating Partnership are held by a subsidiary of our Sponsor and rank senior to all classes or series of partnership interests in our Operating Partnership and therefore, at any time in which such preferred units are issued and outstanding, any cash we have to pay distributions may be used to pay distributions to the holder of such preferred units first, which could have a negative impact on our ability to pay distributions to our common stockholders.

The preferred units of limited partnership interests in our Operating Partnership ("Preferred Units") are held by a subsidiary of our Sponsor and rank senior to all common stockholders or common series of partnership units in our Operating Partnership, and therefore, the rights of holders of such Preferred Units to distributions are senior to distributions to our common stockholders. Furthermore, distributions on such Preferred Units are cumulative and are payable monthly. The Preferred Units are entitled to receive distributions at a rate of 9% per annum on a specified liquidation amount and have a liquidation preference in the event of our involuntary liquidation, dissolution, or winding up of the affairs of our Operating Partnership (a "liquidation"), which could negatively affect any payments to our common stockholders in the event of a liquidation. In addition, our Operating Partnership's right to redeem the Preferred Units at any time, could have a negative effect on our ability to pay distributions to our common stockholders. As of December 31, 2023, our Operating Partnership had approximately $10.2 million of Preferred Units outstanding and cumulative preferred distributions payable totaling approximately $6.2 million.

There is currently no public trading market for our shares and there may never be one; therefore, it will be difficult for our stockholders to sell their shares. Our charter does not require us to pursue a liquidity transaction at any time.

There is currently no public market for our shares and there may never be one. Stockholders may not sell their shares unless the buyer meets applicable suitability and minimum purchase standards. Our charter also prohibits the ownership by any one individual of more than 9.8% of our stock, unless waived by our board of directors, which may inhibit large investors from desiring to purchase our stockholders' shares. Moreover, our share redemption program, which is currently suspended, includes numerous restrictions that would limit a stockholder's ability to sell their shares to us. If our share redemption program is reinstated, our board of directors could choose to amend, suspend or terminate our share redemption program upon 30 days' notice. Therefore, it may be difficult for a stockholder to sell their shares promptly or at all. If stockholders are able to sell their shares, they will likely have to sell them at a substantial discount to the price they paid for the shares. It also is likely that their shares would not be accepted as the primary collateral for a loan. Our shares should be considered only as a long-term investment because of the illiquid nature of the shares.

If we resume paying distributions, we may be unable to continue to pay or maintain cash distributions or increase distributions over time.

If we resume paying distributions, there are many factors that can affect the availability and timing of cash distributions to stockholders. Distributions will be based principally on cash available from our operations. The amount of cash available for distribution will be affected by many factors, such as our ability to buy properties as funds become available and our operating expense levels, as well as many other variables. Actual cash available for distribution may vary substantially from estimates. We cannot assure our stockholders that we will be able to resume paying distributions or that distributions will increase over time, nor can we give any assurance that rents from the properties will increase or that future acquisitions of real properties will increase our cash available for distribution to stockholders. Our actual results may differ significantly from the assumptions used by our board of directors in establishing the distribution rate to stockholders.

If any of our Sponsor, Advisor, or affiliated Property Manager lose or are unable to retain their executive officers, then our ability to implement our investment objectives could be delayed or hindered, which could adversely affect our ability to make distributions and the value of our stockholders' investment.

Our success depends to a significant degree upon the contributions of our executive officers and the executive officers of our Advisor, Sponsor, and affiliated Property Manager, each of whom would be difficult to replace. None of our Advisor, our Sponsor, or our affiliated Property Manager, as applicable, has an employment agreement with any of these key personnel, and we cannot guarantee that all, or any particular one, will remain affiliated with us and/or our Sponsor, our Advisor, or our affiliated Property Manager. If any of these executive officers were to cease their affiliation with our Sponsor, our Advisor, or our affiliated Property Manager, our operating results could suffer. If our Sponsor, our Advisor, or our affiliated Property Manager loses or is unable to retain its executive officers or does not establish or maintain appropriate strategic relationships, our ability to implement our investment strategies could be delayed or hindered, which could adversely affect our ability to make distributions and the value of our stockholders' investment.

Our ability to operate profitably will depend upon the ability of our Advisor to efficiently manage our day-to-day operations and the ability of our Advisor's affiliates and third parties to manage and operate our properties.

We will rely on our Advisor to manage our business and assets. Our Advisor will make all decisions with respect to our day-to-day operations. In addition, we will rely on affiliates of our Advisor and third parties to effectively manage and operate our properties. We have hired, and generally intend in the future to hire, third party property managers to manage our student housing properties and third party operators to operate our senior housing properties. Thus, the success of our business will depend in large part on the ability of our Advisor, its affiliates and third parties to manage and operate our properties.

Any adversity experienced by our Advisor, its affiliates and such third parties or problems in our relationship with these entities could adversely impact our operations and, consequently, our cash flow and ability to make distributions to our stockholders. In addition, should our Advisor, its affiliates or third parties fail to identify problems in the day-to-day management or operation of a particular property or fail to take the appropriate corrective action in a timely manner, our operating results may be hindered and our net income reduced.

The failure of third parties to properly manage and operate our properties may result in a decrease in occupancy rates, rental rates or both, which could adversely impact our results of operations.

We generally intend to rely on third party property managers to manage our student housing properties and third party operators to operate our senior housing properties. These third parties are responsible for, among other things, leasing and marketing, selecting residents, collecting rent, paying operating expenses, and maintaining the property. In addition, with respect to our senior housing properties, these third parties are responsible for various services, including, for example, dining, housekeeping, transportation and medical staffing. While our affiliated Property Manager will be responsible for general oversight of these third parties, our Advisor's and our affiliated Property Manager's ability to direct and control how our properties are managed on a day-to-day basis may be limited, including their marketing efforts to increase occupancy and their ability to effectively control operating costs. If these third party operators do not perform their duties properly or we do not effectively supervise the activities of these companies, occupancy rates, rental rates or both may decline at such properties. Furthermore, the termination of a third party property manager or senior living operator may require the approval of a mortgagee, or other lender. If we are unable to terminate an underperforming third party property manager or senior living operator on a timely basis, our occupancy rates, rental rates or both, could be adversely impacted.

While our affiliated Property Manager exercises general oversight of these third parties, we do not plan to supervise any of such entities or their respective personnel on a day-to-day basis. Without such supervision, our third party property managers or senior living operators may not manage or operate our properties in a manner that is consistent with their respective obligations under the applicable lease or management agreement, or they may be negligent in their performance, engage in criminal or fraudulent activity, or otherwise default on their respective management or operational obligations to us. If any of these events occur, our relationships with any residents may be damaged and we could incur liabilities resulting from loss or injury to our property or to persons at our properties. In addition, from time to time, disputes may arise between us and our third party property managers or senior living operators regarding their performance or compliance with the terms of the applicable lease or management agreement, which in turn could adversely affect us. If we are unable to resolve such disputes through discussions and negotiations, we may choose to terminate the applicable lease or management agreement, litigate the dispute or submit the matter to third party dispute resolution, the expense of which may be material and the outcome of which may harm our business, operating results or prospects.

Additionally, the third party property managers or senior living operators will compete with other companies on a number of different levels, including: reputation; the physical appearance of a property; price and range of services offered (including, for our senior housing properties, dining and transportation services); the supply of competing properties; location; the size and demographics of the population in surrounding areas; the financial condition of the operators; and, for our senior housing properties, physicians, staff and referral sources, and the quality of care provided and alternatives for healthcare delivery. A third party's inability to successfully compete with other companies on one or more of the foregoing levels could adversely affect the property and materially reduce the income we receive from an investment in such property.

Our management agreements are subject to the risk of termination and non-renewal.

Our management agreements and any third party leases we may enter into are and will be subject to the risk of possible termination under certain circumstances and to the risk of non-renewal by the lessee, third party property manager or senior living operator, as applicable, or renewal of such leases or management agreements on terms less favorable to us than the terms of current leases or management agreements. Furthermore, the terms of our existing debt and our ability to obtain additional financing may be dependent on our retention of such third party lessees, managers or operators. If leases or management agreements are terminated, or are not renewed upon expiration, our expected revenues may decrease and our ability to obtain capital at favorable rates or at all may be negatively impacted, each of which may have a material adverse effect on our business, financial condition and results of operations.

A failure in, or breach of, our operational or security systems or infrastructure, or those of our third party vendors and other service providers or other third parties, including as a result of cyber attacks, could disrupt our businesses, result in the disclosure or misuse of confidential or proprietary information, damage our reputation, increase our costs, and cause losses.

We rely heavily on communications and information systems to conduct our business. Information security risks for our business have generally increased in recent years in part because of the proliferation of new technologies; the use of the Internet and telecommunications technologies to process, transmit, and store electronic information, including the management and support of a variety of business processes, including financial transactions and records, personally identifiable information, and resident and lease data; and the increased sophistication and activities of organized crime, hackers, terrorists, activists, and other external parties. As resident, public, and regulatory expectations regarding operational and information security have increased, our operating systems and infrastructure must continue to be safeguarded and monitored for potential failures, disruptions, and breakdowns. Our business, financial, accounting, and data processing systems, or other operating systems and facilities, may stop operating properly or become disabled or damaged as a result of a number of factors, including events that are wholly or partially beyond our control. For example, there could be electrical or telecommunication outages; natural disasters such as earthquakes, tornadoes, and hurricanes; disease pandemics; events arising from local or larger scale political or social matters, including terrorist acts; and, as described below, cyber attacks.

Our business relies on its digital technologies, computer and email systems, software, and networks to conduct its operations. We operate information technology networks and systems for internal purposes that incorporate third-party software and technologies. We also connect to and exchange data with external networks that may be operated by our Advisor, service providers (including our Transfer Agent), residents or other third parties. We may also utilize software and other digital products and services that store, retrieve, manipulate, and manage our information and data, external data, personal data of our Advisor, service providers (including our Transfer Agent), residents, or other third parties, and our own information and data. Although we have information security procedures and controls in place, our technologies, systems, and networks and, because the nature of our business involves the receipt and retention of personal information about our residents, our residents' personal accounts may become the target of cyber attacks or information security breaches that could result in the unauthorized release, gathering, monitoring, misuse, loss, or destruction of our residents', or other third parties' confidential information. Third parties with whom we do business or who facilitate our business activities, including intermediaries, vendors, and the third party property managers that provide service or security solutions for our operations, and other third parties, could also be sources of operational and information security risk to us, including from breakdowns or failures of their own systems or capacity constraints. In addition, hardware, software, or applications we develop or procure from third parties may contain defects in design or manufacture or other problems that could unexpectedly compromise information security.

While we have disaster recovery and other policies and procedures designed to prevent or limit the effect of the failure, interruption, or security breach of our information systems, there can be no assurance that any such failures, interruptions, or security breaches will not occur or, if they do occur, that they will be adequately addressed. Our risk and exposure to these matters remain heightened because of the evolving nature of these threats. As a result, cybersecurity and the continued development and enhancement of our controls, processes, and practices designed to protect our systems, computers, software, data, and networks from attack, damage, or unauthorized access remain a focus for us. As threats continue to evolve, we may be required to expend additional resources to continue to modify or enhance our protective measures or to investigate and remediate information security vulnerabilities. Disruptions or failures in the physical infrastructure or operating systems that support our businesses and residents, or cyber attacks or security breaches of the networks, systems, or devices that our residents use to access our products and services, could result in resident attrition, loss of or damage to any of our intellectual property, proprietary or confidential information, loss of data or disruption to our Advisor, service providers (including our Transfer Agent), residents or other third parties, regulatory fines, penalties or intervention, reputation damage, reimbursement or other compensation costs, and/or additional compliance costs, any of which could have a material effect on our results of operations or financial condition. Furthermore, if such attacks are not detected immediately, their effect could be compounded.

We may become subject to greater liability due to changing regulations and laws regarding cybersecurity, which could materially adversely effect our business, operations, results of operations and profitability.

Because our systems sometimes contain information about our Advisor, service providers (including our Transfer Agent), residents or other third parties, our failure to appropriately maintain the security of the data we hold, whether as a result of our own error or the malfeasance or errors of others, could in the future lead, to disruptions in our services or other data systems, and could lead to unauthorized release of confidential or otherwise protected information or corruption of data. Our failure to appropriately maintain the security of the data we hold could also violate applicable privacy, data security and other laws and subject us to lawsuits, fines and other means of regulatory enforcement. Regulators have been imposing new data privacy and security requirements, including new and greater monetary fines for privacy violations. These laws and regulations may be broad in scope and subject to evolving interpretations and increasing enforcement, and we may incur costs to monitor compliance and alter our practices. Moreover, certain new and existing data privacy laws and regulations could diverge and conflict with each other in certain respects, which makes compliance increasingly difficult. Complying with new regulatory requirements could require us to incur substantial expenses or require us to change our business practices, either of which could harm our business. As regulators have become increasingly focused on information security, data collection and use and privacy, we may be required to devote significant additional resources to modify and enhance our information security controls and to identify and remediate vulnerabilities, which could adversely impact our results of operations and profitability. Any compromise or breach of our systems could result in adverse publicity, harm our reputation, lead to claims against us and affect our relationships with our Advisor, service providers (including our Transfer Agent), residents, or other third parties, any of which could have a material adverse effect on our business, operations, results of operations and profitability.

Risks Related to Conflicts of Interest

Our Advisor, affiliated Property Manager and their officers and certain of our key personnel will face competing demands relating to their time, and this may cause our operating results to suffer.

Our Advisor, affiliated Property Manager and their officers and certain of our key personnel and their respective affiliates are key personnel, advisors, managers and sponsors of other real estate programs having investment objectives and legal and financial obligations similar to ours, and may have other business interests as well. Because these persons have competing demands on their time and resources, they may have conflicts of interest in allocating their time between our business and these other activities. During times of intense activity in other programs and ventures, they may devote less time and fewer resources to our business than is necessary or appropriate. If this occurs, the returns on our stockholders' investments may suffer.

Our officers and one of our directors face conflicts of interest related to the positions they hold with affiliated entities, which could hinder our ability to successfully implement our investment objectives and to generate returns to our stockholders.

A majority of our executive officers and one of our directors are also officers of our Sponsor, our Advisor, our affiliated Property Manager, and other affiliates of our Sponsor, including but not limited to SmartStop. As a result, these individuals owe fiduciary duties to these other entities and their owners, which fiduciary duties may conflict with the duties that they owe to our stockholders and us. Their loyalties to these other entities could result in actions or inactions that are detrimental to our business, which could harm the implementation of our investment objectives. Conflicts with our business and interests are most likely to arise from involvement in activities related to (1) allocation of new investments and management time and services between us and the other entities, (2) our purchase of properties from, or sale of properties to, affiliated entities, (3) the timing and terms of the investment in or sale of an asset, (4) development of our properties by affiliates, (5) investments with affiliates of our Advisor, (6) compensation to our Advisor, and (7) our relationship with our affiliated Property Manager. If we do not successfully implement our investment objectives, we may be unable to generate cash needed to make distributions to our stockholders and to maintain or increase the value of our assets.

Our Advisor may face conflicts of interest relating to the purchase of properties and such conflicts may not be resolved in our favor, which could adversely affect our investment opportunities.

We may be buying properties at the same time as one or more other programs managed by officers and key personnel of our Advisor. Our Advisor and our affiliated Property Manager may have conflicts of interest in allocating potential properties, acquisition expenses, management time, services, and other functions between various existing enterprises or future enterprises with which they may be or become involved and our Sponsor's investment allocation policy may not mitigate these risks. There is a risk that our Advisor will choose a property that provides lower returns to us than a property purchased by another program sponsored by our Sponsor or its affiliates. We cannot be sure that officers and key personnel acting on behalf of our Advisor and on behalf of these other programs will act in our best interests when deciding whether to allocate any particular property to us. Such conflicts that are not resolved in our favor could reduce the level of distributions we may be able to pay to our stockholders and reduce the value of our stockholders' investments. If our Advisor or its affiliates breach their legal or other obligations or duties to us, or do not resolve conflicts of interest in an appropriate manner, we may not meet our investment objectives, which could reduce our expected cash available for distribution to our stockholders and the value of their investment.

In addition, our Advisor may be entitled to a contingent acquisition fee if our stockholders receive a specified return on their investment. The amount of such compensation has not been determined as a result of arm's-length negotiations, and such amounts may be greater than otherwise would be payable to independent third parties. Because, however, our Advisor is entitled to receive substantial minimum compensation regardless of performance, the interests of our Advisor and its affiliates will not be wholly aligned with those of our stockholders. In that regard, our Advisor could be motivated to recommend riskier or more speculative investments in order for us to generate the specified levels of performance or sales proceeds that would entitle our Advisor and its affiliates to additional compensation.

Strategic Transfer Agent Services, LLC, our transfer agent, has a limited operating history and a failure by our transfer agent to perform its functions for us effectively may adversely affect our operations.

Our transfer agent is an affiliate of our Sponsor. While it is a registered transfer agent with the SEC, the business was formed in October 2017 and has had limited operations to date. Because of its limited experience, there is no assurance that our transfer agent will be able to effectively provide transfer agent and registrar services to us. Furthermore, our transfer agent will be responsible for supervising third party service providers who may, at times, be responsible for executing certain transfer agent and registrar services. If our transfer agent fails to perform its functions for us effectively, our operations may be adversely affected.

We may face a conflict of interest if we purchase properties from, or sell properties to, affiliates of our Advisor.

We may purchase properties from, or sell properties to, one or more affiliates of our Advisor in the future. A conflict of interest may exist if such acquisition or disposition occurs. The business interests of our Advisor and its affiliates may be adverse to, or to the detriment of, our interests. Additionally, if we purchase properties from affiliates of our Advisor, the prices we pay to these affiliates for our properties may be equal to, or in excess of, the prices paid by them, plus the costs incurred by them relating to the acquisition and financing of the properties. If we sell properties to affiliates of our Advisor, the offers we receive from these affiliates for our properties may be equal to, or less than, the prices we paid for the properties. These prices will not be the subject of arm's-length negotiations, which could mean that the acquisitions may be on terms less favorable to us than those negotiated in an arm's-length transaction. Even though we will use an independent third party appraiser to determine fair market value when acquiring properties from, or selling properties to, our Advisor and its affiliates, we may pay more, or may not be offered as much, for particular properties than we would have in an arm's-length transaction, which would reduce our cash available for investment in other properties or distribution to our stockholders.

Furthermore, because any agreement that we enter into with affiliates of our Advisor will not be negotiated in an arm's-length transaction, our Advisor may be reluctant to enforce the agreements against its affiliated entities.

Our Advisor will face conflicts of interest relating to the incentive distribution structure under our Operating Partnership Agreement, which could result in actions that are not necessarily in the long-term best interests of our stockholders.

Pursuant to our Operating Partnership Agreement, our Advisor and its affiliates will be entitled to distributions that are structured in a manner intended to provide incentives to our Advisor to perform in our best interests and in the best interests of our stockholders. The amount of such compensation has not been determined as a result of arm's-length negotiations, and such amounts may be greater than otherwise would be payable to independent third parties. However, because our Advisor does not maintain a significant equity interest in us and is entitled to receive substantial minimum compensation regardless of performance, our Advisor's interests will not be wholly aligned with those of our stockholders. In that regard, our Advisor could be motivated to recommend riskier or more speculative investments in order for us to generate the specified levels of performance or sales proceeds that would entitle our Advisor to distributions. In addition, our Advisor's entitlement to distributions upon the sale of our assets and to participate in sale proceeds could result in our Advisor recommending sales of our investments at the earliest possible time at which sales of investments would produce the level of return that would entitle our Advisor to compensation relating to such sales, even if continued ownership of those investments might be in our best long-term interest.

Our Operating Partnership Agreement requires us to pay a performance-based termination distribution to our Advisor in the event that we terminate our Advisor prior to the listing of our shares for trading on an exchange or, absent such listing, in respect of its participation in net sale proceeds. To avoid paying this distribution, our board of directors may decide against terminating the Advisory Agreement prior to our listing of our shares or disposition of our investments even if, but for the termination distribution, termination of the Advisory Agreement would be in our best interest. In addition, the requirement to pay the distribution to our Advisor at termination could cause us to make different investment or disposition decisions than we would otherwise make in order to satisfy our obligation to pay the distribution to the terminated advisor.

If the Advisory Agreement with our Advisor is terminated on or before July 10, 2029 for any reason other than because of the fraud, gross negligence or willful misconduct of our Advisor, we will be required to pay any applicable contingent acquisition fees.

Our Advisor will be entitled to receive contingent acquisition fees related to student housing and senior housing properties and related real estate investments we acquire on or after July 10, 2019. Our Advisor has agreed to defer the payment of any acquisition fee until our stockholders' receipt of certain specified returns. However, if the Advisory Agreement is terminated before July 10, 2029, for any reason other than the fraud, gross negligence or willful misconduct of our Advisor, the acquisition fees and financing fees will become immediately due and payable by us. Our board of directors may decide against terminating the Advisory Agreement to avoid paying the contingent acquisition fees due upon termination of the Advisory Agreement before July 10, 2029. Thus, there may be conflicts of interest with respect to the termination of the Advisory Agreement and the payment of the contingent acquisition fees.

Our Advisor will face conflicts of interest relating to joint ventures that we may form with affiliates of our Advisor, which conflicts could result in a disproportionate benefit to other joint venture partners at our expense.

We may enter into joint ventures with other programs sponsored by our Sponsor or its affiliates for the acquisition, development or improvement of properties. Our Advisor may have conflicts of interest in determining which program should enter into any particular joint venture agreement. The co-venturer may have economic or business interests or goals that are or may become inconsistent with our business interests or goals. In addition, our Advisor may face a conflict in structuring the terms of the relationship between our interests and the interest of the affiliated co-venturer and in managing the joint venture. Since our Advisor and its affiliates will control both the affiliated co-venturer and, to a certain extent, us, agreements and transactions between the co-venturers with respect to any such joint venture will not have the benefit of arm's-length negotiation of the type normally conducted between unrelated co-venturers, which may result in the co-venturer receiving benefits greater than the benefits that we receive. In addition, we may assume liabilities related to the joint venture that exceed the percentage of our investment in the joint venture, and this could reduce the returns on our stockholders' investments.

There is no separate counsel for us and our affiliates, which could result in conflicts of interest.

Nelson Mullins Riley & Scarborough LLP ("Nelson Mullins") acts as legal counsel to us and also represents our Sponsor, Advisor, and some of their affiliates. There is a possibility in the future that the interests of the various parties may become adverse and, under the code of professional responsibility of the legal profession, Nelson Mullins may be precluded from representing any one or all of such parties. If any situation arises in which our interests appear to be in conflict with those of our Advisor or its affiliates, additional counsel may be retained by one or more of the parties to assure that their interests are adequately protected. Moreover, should a conflict of interest not be readily apparent, Nelson Mullins may inadvertently act in derogation of the interest of the parties, which could affect our ability to meet our investment objectives.

Risks Related to Our Corporate Structure

The limit on the number of shares a person may own may discourage a takeover that could otherwise result in a premium price to our stockholders.

In order for us to qualify as a REIT, no more than 50% of our outstanding stock may be beneficially owned, directly or indirectly, by five or fewer individuals (including certain types of entities) at any time during the last half of each taxable year. To ensure that we do not fail to qualify as a REIT under this test, our charter restricts ownership by one person or entity to no more than 9.8% of the value of our then-outstanding capital stock or more than 9.8% of the value or number of shares, whichever is more restrictive, of our then outstanding common stock. This restriction may have the effect of delaying, deferring or preventing a change in control of us, including an extraordinary transaction (such as a merger, tender offer or sale of all or substantially all of our assets) that might provide a premium price for holders of our common stock.

Our charter permits our board of directors to issue stock with terms that may subordinate the rights of common stockholders or discourage a third party from acquiring us in a manner that might result in a premium price to our stockholders.

Our charter permits our board of directors to issue up to 900,000,000 shares of capital stock. In addition, our board of directors, without any action by our stockholders, may amend our charter from time to time to increase or decrease the aggregate number of shares or the number of shares of any class or series of stock that we have authority to issue. Our board of directors may classify or reclassify any unissued common stock or preferred stock and establish the preferences, conversion or other rights, voting powers, restrictions, limitations as to distributions, qualifications, and terms or conditions of redemption of any such stock. Thus, our board of directors could authorize the issuance of preferred stock with terms and conditions that could have a priority as to distributions and amounts payable upon liquidation over the rights of the holders of our common stock. Preferred stock could also have the effect of delaying, deferring, or preventing a change in control of our company, including an extraordinary transaction (such as a merger, tender offer or sale of all or substantially all of our assets) that might provide a premium price for holders of our common stock.

If we internalize our management functions, we could incur significant costs associated with being self-managed.

Our board of directors may decide in the future to internalize our management functions. If we do so, we may negotiate with our Sponsor to acquire some of our Sponsor's and/or Advisor's assets and personnel. We cannot anticipate the form or amount of consideration or other terms of such transaction. Additionally, while we would no longer bear the various fees and expenses we currently pay our advisor under our Advisory Agreement, we would bear certain other expenses directly, including the compensation and benefits costs of our officers and other employees that are now paid by our Advisor or its affiliates. In addition, we may issue equity awards to officers, employees, and consultants, which awards would decrease net income and may further dilute our stockholders' investments. We cannot reasonably estimate the amount of fees and expenses payable to our Advisor we would save or the costs we would incur to become self-managed. If the expenses we assume as a result of an internalization are higher than the expenses we no longer pay to our Advisor as a result of an internalization, our net income per share may be lower, potentially decreasing the amount of funds available to distribute to our stockholders.

As currently organized, we do not directly have any employees. If we elect to internalize our operations, we would employ personnel and would be subject to potential liabilities commonly faced by employers, such as worker's disability and compensation claims, potential labor disputes, and other employee-related liabilities and grievances which may increase our costs. Internalization transactions have also, in some cases, been subject to litigation. Even if these claims are without merit, we could be forced to spend significant amounts of money defending claims which would reduce the funds available to us to make real estate acquisitions or pay distributions to our stockholders.

We will not be afforded the protection of Maryland law relating to business combinations.

Under Maryland law, "business combinations" between a Maryland corporation and an interested stockholder or an affiliate of an interested stockholder are prohibited for five years after the most recent date on which the interested stockholder becomes an interested stockholder. These business combinations include a merger, consolidation, share exchange, or, in circumstances specified in the statute, an asset transfer or issuance or reclassification of equity securities. An interested stockholder is defined as:

- any person who beneficially owns 10% or more of the voting power of the corporation's shares; or

- an affiliate or associate of the corporation who, at any time within the two-year period prior to the date in question, was the beneficial owner of 10% or more of the voting power of the then outstanding voting stock of the corporation.

These prohibitions are intended to prevent a change of control by interested stockholders who do not have the support of our board of directors. Since our charter contains limitations on ownership of 9.8% or more of our common stock, we opted out of the business combinations statute in our charter. Therefore, we will not be afforded the protections of this statute and, accordingly, there is no guarantee that the ownership limitations in our charter would provide the same measure of protection as the business combinations statute and prevent an undesired change of control by an interested stockholder.

Our stockholders' investment returns may be reduced if we are required to register as an investment company under the Investment Company Act of 1940. If we lose our exemption from registration under the 1940 Act, we will not be able to continue our business.

We do not intend to register as an investment company under the Investment Company Act of 1940 (the "1940 Act"). We intend that our investments in real estate will represent the substantial majority of our total asset mix, which would not subject us to the 1940 Act. In order to maintain an exemption from regulation under the 1940 Act, we must engage primarily in the business of buying real estate, and these investments must be made within a year after our Public Offering ends. If we are unable to invest a significant portion of the proceeds of our Offerings in properties within one year of the termination of our Public Offering, we may avoid being required to register as an investment company by temporarily investing any unused proceeds in government securities with low returns, which would reduce the cash available for distribution to investors and possibly lower our stockholders' returns.

To maintain compliance with our 1940 Act exemption, we may be unable to sell assets we would otherwise want to sell and may need to sell assets we would otherwise wish to retain. In addition, we may be required to acquire additional income- or loss-generating assets that we might not otherwise acquire or forego opportunities to acquire interests in companies that we would otherwise want to acquire. If we are required to register as an investment company but fail to do so, we would be prohibited from engaging in our business, and criminal and civil actions could be brought against us. In addition, our contracts would be unenforceable unless a court required enforcement, and a court could appoint a receiver to take control of us and liquidate our business.

Our stockholders are bound by the majority vote on matters on which our stockholders are entitled to vote and, therefore, your vote on a particular matter may be superseded by the vote of other stockholders.

You may vote on certain matters at any annual or special meeting of stockholders, including the election of directors. However, you will be bound by the majority vote on matters requiring approval of a majority of the stockholders even if you do not vote with the majority on any such matter. Please see the "Description of Shares — Meetings and Special Voting Requirements" section of the prospectus.

Our stockholders have limited control over changes in our policies and operations and may not be able to change such policies and operations, except as provided for in our charter and under applicable law.

Our board of directors determines our major policies, including our policies regarding investments, financing, growth, REIT qualification and distributions. Our board of directors may amend or revise these and other policies without a vote of our stockholders. Under the Maryland General Corporation Law ("MGCL") and our charter, our stockholders have a right to vote only on the following:

- the election or removal of directors;

- any amendment of our charter, except that our board of directors may amend our charter without stockholder approval to increase or decrease the aggregate number of our shares, to increase or decrease the number of our shares of any class or series that we have the authority to issue, or to classify or reclassify any unissued shares by setting or changing the preferences, conversion or other rights, restrictions, limitations as to distributions, qualifications or terms and conditions of redemption of such shares, provided however, that any such amendment does not adversely affect the rights, preferences and privileges of the stockholders;

- our liquidation or dissolution; and

- any merger, consolidation, or sale or other disposition of substantially all of our assets.

The board of directors must declare advisable any amendment to the charter or any merger, consolidation, transfer of assets, or share exchange, prior to such amendment or transaction, under the MGCL. All other matters are subject to the discretion of our board of directors. Therefore, our stockholders are limited in their ability to change our policies and operations.

Our rights and the rights of our stockholders to recover claims against our officers, directors and our Advisor are limited, which could reduce our stockholders' and our recovery against them if they cause us to incur losses.

Maryland law provides that a director has no liability in that capacity if he or she performs his or her duties in good faith, in a manner he or she reasonably believes to be in the corporation's best interests and with the care that an ordinarily prudent person in a like position would use under similar circumstances. Our charter, in the case of our directors, officers, employees and agents, and our Advisory Agreement, in the case of our Advisor, require us to indemnify our directors, officers, employees and agents, and our Advisor and its affiliates for actions taken by them in good faith and without negligence or misconduct. Additionally, our charter limits the liability of our directors and officers for monetary damages to the maximum extent permitted under Maryland law. As a result, we and our stockholders may have more limited rights against our directors, officers, employees and agents, and our Advisor and its affiliates, than might otherwise exist under common law, which could reduce our stockholders' and our recovery against them. In addition, we may be obligated to fund the defense costs incurred by our directors, officers, employees, and agents or our Advisor in some cases which would decrease the cash otherwise available for distribution to our stockholders.

Our board of directors may change any of our investment objectives without our stockholders' consent, including our primary focus on income-producing student housing and senior housing properties.

Our board of directors may change any of our investment objectives, including our primary focus on income-producing student housing and senior housing properties, without obtaining prior stockholder consent. If our stockholders do not agree with a decision of our board of directors to change any of our investment objectives, our stockholders only have limited control over such changes. Additionally, we cannot assure our stockholders that we would be successful in attaining any of these investment objectives, which may adversely impact our financial performance and ability to make distributions to our stockholders.

Payment of fees to our Advisor and its affiliates will reduce cash available for distribution. There are a number of such fees that have accrued and may have to be paid and certain fees may be added or the amounts increased without stockholder approval.

Our Advisor and its affiliates has performed services for us in connection with the offer and sale of our shares and the selection and acquisition of our investments, and will continue to perform transfer agent and registrar services and oversight of the management of our properties. We have accrued and paid substantial fees for these services, which will reduce the amount of cash available for distribution to stockholders. In addition, we may be required to pay the contingent acquisition fees if we terminate the Advisory Agreement with our Advisor. Payment of these fees to our Advisor and its affiliates will reduce cash available for distribution. Furthermore, subject to limitations in our charter, the fees, compensation, income, expense reimbursements, incentive distributions and other payments payable to our Advisor and its affiliates may increase in the future without stockholder approval if such increase is approved by a majority of our independent directors.

We are uncertain of our sources of debt or equity for funding our future capital needs. If we cannot obtain funding on acceptable terms, our ability to make necessary capital improvements to our properties, pay other expenses or expand our business may be impaired or delayed.

The gross proceeds of our Public Offering were used to purchase real estate investments and to pay various fees and expenses. In addition, to qualify as a REIT, we generally must distribute to our stockholders at least 90% of our taxable income each year, excluding capital gains. Because of this distribution requirement, it is not likely that we will be able to fund a significant portion of our future capital needs from retained earnings. To the extent we obtain any sources of debt or equity for future funding, such sources of funding may not be available to us on favorable terms or at all. If we do not have access to sufficient funding in the future, we may not be able to make necessary capital improvements to our properties, pay other expenses or expand our business.

Our Advisor may receive economic benefits from its status as a special limited partner without bearing any of the investment risk.

Our Advisor is a special limited partner in our Operating Partnership. As the special limited partner, our Advisor is entitled to receive, among other distributions, an incentive distribution of net proceeds from the sale of properties after we have received and paid to our stockholders a specified threshold return. We will bear all of the risk associated with the properties but, as a result of the incentive distributions to our Advisor, we may not be entitled to all of our Operating Partnership's proceeds from a property sale and certain other events.

Risks Related to Our Investment Objectives and Target Industries

Because we are focused on only two industries, our rental revenues will be significantly influenced by demand in each industry, and a decrease in any such demand would likely have a greater adverse effect on our rental revenues than if we owned a more diversified real estate portfolio.

Because our portfolio of properties consists of one student housing property and four senior housing properties, we are subject to risks inherent in investments in these industries. A decrease in the demand for real estate in one or both of these industries would likely have a greater adverse effect on our rental revenues than if we owned a more diversified real estate portfolio. Demand for real estate in these industries has been and could be adversely affected by weakness in the national, regional, and local economies and changes in supply of or demand for similar or competing properties in an area. To the extent that any of these conditions occur, they are likely to affect demand and market rents for our properties, which could cause a decrease in our rental revenue. Any such decrease could impair our ability to make distributions to our stockholders. We do not expect to hedge against the risk that industry trends might decrease the profitability of our investments. A higher ratio of our investments in one industry over another will increase the relative effects changes in supply and demand in such industry has on our real estate portfolio.

We face significant competition in each industry in which we invest, which may increase the cost of acquisitions or developments or impede our ability to retain residents or re-let space when existing residents vacate.

We face competition in every market in which we may purchase real estate assets. We compete with numerous national, regional, and local developers, owners, and operators, and other REITs, some of which own or may in the future own facilities similar to, or in the same markets as, the properties we may acquire, and some of which will have greater capital resources, greater cash reserves, less demanding rules governing distributions to stockholders, and a greater ability to borrow funds on a cost-effective basis. In addition, other developers, owners, and operators may have the capability to build additional properties that may compete with our properties. This competition for investments may reduce the number of suitable investment opportunities available to us and may reduce demand in certain areas where our properties are located, all of which may adversely affect our operating results. Additionally, an economic slowdown in a particular market could have a negative effect on our revenues.

If competitors construct properties that compete with our properties or offer space at rental rates below the rental rates we charge our residents, we may lose potential or existing residents and we may be pressured to discount our rental rates to retain residents. As a result, our rental revenues may become insufficient to make distributions to our stockholders. In addition, increased competition for residents may require us to make capital improvements to our properties that we would not otherwise make.

We may face integration challenges and incur costs if we acquire additional properties.

While we do not have plans to acquire or develop any additional properties, if we do so, we will be subject to risks associated with integrating and managing new properties. In the case of a portfolio purchase, we could experience strains in our existing information management capacity. In addition, acquisitions or developments may cause disruptions in our operations and divert management's attention away from day-to-day operations. In addition, the integration process generally results in changes to the processes, standards, procedures, practices, policies, and compensation arrangements in the properties acquired, which can adversely affect our ability to maintain the existing relationships with residents and employees. Our failure to successfully integrate any future properties into our portfolio could have an adverse effect on our operating costs and our ability to make distributions to our stockholders.

Delays in development and lease-up of our properties would reduce our profitability.

Construction delays to new or existing properties due to weather, unforeseen site conditions, personnel problems, and other factors could delay our estimated resident occupancy plan which could adversely affect our profitability. Furthermore, our estimate of the costs of repositioning or redeveloping an acquired property may prove to be inaccurate, which may result in our failure to meet our profitability goals. We may also encounter unforeseen cost increases associated with building materials or construction services resulting from trade tensions, disruptions, tariffs, duties or restrictions or an epidemic, pandemic or other health crisis. Additionally, we may acquire a new property that has a relatively low physical occupancy, and the cash flow from existing operations may be insufficient to pay the operating expenses associated with that property until the property is fully leased. If one or more of these properties do not perform as expected or we are unable to successfully integrate new properties into our existing operations, our financial performance and our ability to make distributions may be adversely affected.

Our operating results may be affected by regulatory changes that have an adverse impact on our specific properties, which may adversely affect our results of operations and returns to our stockholders.

Certain regulatory changes may have a direct impact on our properties, including but not limited to, land use, zoning, and permitting requirements by governmental authorities at the local level, which can restrict the availability of land for development, and special zoning codes which omit certain uses of property from a zoning category. These special uses (i.e., hospitals, schools, and housing) are allowed in that particular zoning classification only by obtaining a special use permit and the permission of local zoning authority. If we are delayed in obtaining or unable to obtain a special use permit where one is required, new developments or expansion of existing developments could be delayed or reduced. Additionally, certain municipalities require holders of a special use permit to have higher levels of liability coverage than is normally required. The acquisition of, or the inability to obtain, a special use permit and the possibility of higher levels of insurance coverage associated therewith may have an adverse effect on our results of operations and returns to our stockholders.

Widespread communicable illnesses, such as influenza, or other such epidemics, such as the COVID-19 outbreak, could adversely affect the occupancy of our student housing and senior housing properties and could increase the costs of operation of such facilities.

Our revenues are dependent on occupancy. It is impossible to predict the impact or occurrence of an outbreak of a widespread communicable illness, such as influenza or COVID-19, or other such epidemic. The occupancy of our student housing and senior housing properties could significantly decrease in the event of the occurrence of an outbreak or epidemic. Such a decrease could affect the operating income of our student housing and senior housing properties. In addition, we may be required, or we may otherwise determine that it would be prudent, to again quarantine some or all of a property at which there is an outbreak of a widespread communicable illness or other such epidemic and prohibit the admittance of new residents for the duration of the quarantine, which could significantly increase the cost burdens of operating our properties and restrict our ability to generate new streams of income. If such an outbreak were to occur again, or such an outbreak was perceived to have occurred, at our properties, our reputation may be negatively affected, leading to potential residents seeking alternative housing providers, further restricting our ability to generate new streams of income. Should any of the foregoing come to pass again, our financial results could be materially adversely affected.

If one of our third party property managers or senior living operators were to experience a negative event related to their business or reputation, we may be negatively impacted.

Our third party property managers and senior living operators manage or operate other properties in addition to ours. If a negative event were to occur with respect to such properties or with respect to the third party property manager or senior living operator, our properties may suffer adverse consequences as a result. Our third party property managers and senior living operators may have to devote significant time to management of a crisis event at another property that they manage or operate, which could cause them to devote less time and fewer resources to our property than is necessary or appropriate. If our third party property managers or senior living operators were to face significant liabilities associated with their business, their ability to satisfy the needs of our properties may be negatively impacted. In addition, if another property managed or operated by one of our third party property managers or senior living operators were to experience negative publicity, whether due to an outbreak of an illness (such as COVID-19), deaths, significant legal claims, or otherwise, our properties may be adversely impacted as a result of our association with such third party.

Risks Related to the Student Housing Industry

Our results of operations relating to student housing property will be subject to an annual leasing cycle, short lease-up period, seasonal cash flows, changing university admission and housing policies, and other risks inherent in the student housing industry.

We lease our student housing property under leases with periods of approximately one year, and in certain cases, under nine month or shorter-term semester leases. As a result, we may experience reduced cash flows during the summer months at this property with lease terms shorter than 12 months. Furthermore, we expect that our student housing property, and any additional student housing property we may acquire must be entirely re-leased each year during a limited leasing season that usually begins in October and ends in August of each year. Therefore, we are highly dependent on the effectiveness of the marketing and leasing efforts and personnel of our third party property managers during this season, exposing us to significant leasing risk.

Changes in university admission policies could adversely affect us. For example, if a university reduces the number of student admissions or requires that a certain class of students, such as freshman, live in a university-owned facility, the demand for beds at our existing property and any future student housing properties may be reduced and our occupancy rates may decline. While we may engage in marketing efforts to compensate for such change in admission policy, we may not be able to affect such marketing efforts prior to the commencement of the annual lease-up period or our additional marketing efforts may not be successful.

We rely on our relationships with the University of Arkansas for referrals of prospective student-residents or for mailing lists of prospective student-residents and their parents. The University owns and operates its own competing on-campus facilities. Any failure to maintain good relationships with these colleges and universities could therefore have a material adverse effect on us. If the University refuses to make their lists of prospective student-residents and their parents available to us or increase the costs of these lists, there could be a material adverse effect on us.

Competition from other student housing properties, including on-campus housing and traditional multi-family housing located in close proximity to the colleges and universities from which we will draw student-residents, may reduce the demand for our student housing, which could materially and adversely affect our cash flows, financial condition, and results of operations.

Our existing student housing property and any additional student housing properties we may acquire will compete with properties owned by universities, colleges, national and regional student housing businesses, and local real estate concerns, including public-private partnerships (PPPs or P3s). On-campus student housing has inherent advantages over off-campus student housing due to its physical location on the campus and integration into the academic community, which may cause student-residents to prefer on-campus housing to off-campus housing. Additionally, colleges and universities may have financial advantages that allow them to provide student housing on terms more attractive than our terms. For example, colleges and universities can generally avoid real estate taxes and borrow funds at lower interest rates than private, for-profit real estate concerns, such as our company.

There may be student housing properties located near or in the same general vicinity of our student housing properties that compete directly with our student housing properties. Such competing student housing properties may be newer, located closer to campus, charge less rent, possess more attractive amenities, offer more services and lease inducements, or offer shorter lease terms or more flexible lease terms than our student housing properties. Competing student housing properties could reduce demand for our student housing properties and materially and adversely affect our rental income.

Revenue at a particular student housing property could also be adversely affected by a number of other factors, including the construction of new on-campus and off-campus housing, decreases in the general levels of rents for housing at competing properties, decreases in the number of students enrolled at one or more of the colleges or universities from which the property draws student-residents, and other general economic conditions.

Although we believe no participant in the student housing industry holds a dominant market share, we compete with larger national companies, colleges, and universities with greater resources and superior access to capital. Furthermore, a number of other large national companies with substantial financial and marketing resources may enter the student housing business. The activities of any of these companies, colleges, or universities could cause an increase in competition for student-residents and for the acquisition, development, and management of other student housing properties, which could reduce the demand for our student housing properties.

Demand for our student housing property will be influenced by the continued operations of the college campus in close proximity to our property, and changes in such operations could negatively impact our revenues and results of operations.

Demand for our student housing property is closely correlated to enrollment at the college served by our property. If such college were to substantially decrease enrollment or cease operations, leasing demand could be negatively affected. Enrollment at these institutions is subject to many factors outside of our control, including the reputation and ranking of the institution, and also broader economic factors.

Reporting of on-campus crime statistics required of universities may negatively impact our communities.

Federal and state laws require universities to publish and distribute reports of on-campus crime statistics, which may result in negative publicity and media coverage associated with crimes occurring in the vicinity of, or on the premises of, our student housing properties. Reports of crime or other negative publicity regarding the safety of the students residing on, or near, our student housing property may have an adverse effect on both our on-campus and off-campus communities.

The financial performance of our student housing property will be dependent upon its residents.

The financial performance of our student housing property depends on the residents and their payment of rent under their respective residential leases. Additionally, residents of student housing are inherently transient and our property will face significant resident turnover as students graduate or otherwise cease to attend the university served by the property. If a large number of residents become unable to make rental payments when due, decide not to renew their respective residential leases, or decide to terminate their respective residential leases, this could result in a significant reduction in rental revenues. In addition, the costs and time involved in enforcing rights under a residential lease with a resident, including eviction and re-leasing costs, may be substantial and could be greater than the value of such residential lease. There can be no assurance that we will be able to successfully pursue and collect from defaulting residents or re-let the premises to new residents without incurring substantial costs, if at all.

The ability of our third party property manager to retain current residents and attract new residents, if necessary, and to increase rental rates as necessary, depends on factors both within and beyond the control of such property manager. These factors include changing student housing and demographic trends and traffic patterns, the availability and rental rates of competing dormitories or private residential space, general and local economic conditions, the growth and success of schools, and the financial viability of the residents. The loss of a resident and the inability to maintain favorable rental rates with respect to our properties would adversely affect our viability and the value of our properties. Although we obtain insurance with respect to our properties to cover casualty losses and general liability and business interruption, no other insurance will be available to cover losses from ongoing operations. The occurrence of a casualty resulting in damage to our properties could decrease or interrupt the payment of residents' rent.

Risks Related to the Senior Housing Industry

Our senior housing properties and their operations will be subject to extensive regulations.

Various governmental authorities mandate certain physical characteristics of senior housing properties. Changes in laws and regulations relating to these matters may require significant expenditures. Our management agreements and, if applicable, our leases, generally require the third party operators of our senior living properties to maintain such properties in compliance with applicable laws and regulations, and we expend resources to monitor their compliance. However, these third party operators may suffer financial distress, and our available financial resources or those of the third party operators of our properties may be insufficient to fund the expenditures required to operate our senior housing properties in accordance with applicable laws and regulations. If we fund these expenditures, our managed senior living communities may fail to generate profits sufficient to fund our minimum returns or our lessee's financial resources may be insufficient to satisfy their increased rental payments to us.

While most of our senior housing properties are primarily reliant on private payment sources, various licensing, Medicare, and Medicaid laws will require the third party operators who operate our senior living communities to comply with extensive standards governing their operations. In recent years, the federal and state governments have devoted increasing resources to monitoring the quality of care at senior living communities and to anti-fraud investigations in healthcare operations generally. The Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act, or collectively the ACA, also facilitates the U.S. Department of Justice's ability to investigate allegations of wrongdoing or fraud at skilled nursing facilities. When violations of anti-fraud, false claims, anti-kickback, or physician referral laws are identified, federal or state authorities may impose civil monetary damages, treble damages, repayment requirements, and criminal sanctions. Healthcare communities may also be subject to license revocation or conditional licensure and exclusion from Medicare and Medicaid participation or conditional participation. When quality of care deficiencies or improper billing are identified, various laws may authorize civil money penalties or fines; the suspension, modification, or revocation of a license or Medicare/Medicaid participation; the suspension or denial of admissions of residents; the denial of payments in full or in part; the implementation of state oversight, temporary management or receivership; and the imposition of criminal penalties. We or our third party operators may receive notices of potential sanctions from time to time, and governmental authorities may impose such sanctions from time to time on the communities which such third party operators will operate. If such third party operators are unable to cure deficiencies that have been identified or that are identified in the future, these sanctions may be imposed, and if imposed, may adversely affect our returns. If any of our third party operators becomes unable to operate our properties, or if any of our lessees becomes unable to pay its rent or generate and pay our minimum returns because it has violated government regulations or payment laws, such incidents may trigger a default under their management agreements or leases with us, our third party operators' or lessees' credit agreements, and we may experience difficulty in finding substitute third party operators or lessees or selling the affected property for a fair and commercially reasonable price, and the value of an affected property may decline materially.

Our senior housing results of operations would be adversely affected by a property closure, lockdown, or other similar circumstance, the occurrence of which may be beyond our control.

Outbreaks of communicable illnesses, including COVID-19, may continue to have an adverse effect on our senior housing properties. As a result of the COVID-19 pandemic, many senior housing properties throughout the United States, including our senior housing properties, have at times prohibited non-essential visitors from entering the property in order to prevent the potential spread of the virus. We cannot predict the length of time such senior housing properties will restrict non-essential visitors. This may result in a decrease in demand for physical tours of our properties, which could decrease leasing activity. We may continue to incur significant costs and potential loss of future rental revenue as a result. Additionally, we may continue to incur significant costs and losses preparing and/or responding to an illness-related event at our senior housing properties, including potential lost business due to the interruption in the operations of our senior housing properties. Moreover, our operations could continue to be negatively affected if employees elect to stay home or are quarantined as the result of exposure to the virus. The occurrence and severity of any of the foregoing may be outside of our control and could continue to materially adversely affect our results of operations.

The trend for senior citizens to delay moving to senior living residences until they reach an older age or require greater care may increase operating costs, reduce occupancy, and increase resident turnover rate at our senior living communities.

Senior citizens have been increasingly delaying their moves to senior living residences until they reach an older age. If this trend continues, the occupancy rate at our senior living communities may decline and the resident turnover rate at those communities may increase. Further, older aged persons may have greater care needs and require higher acuity services, which may increase our, our third party operators' and our lessees' cost of business, expose us, such third party operators' and lessees' to additional liability or result in lost business and shorter stays at our senior living communities if such third party operators and lessees are not able to provide the requisite care services or fail to adequately provide those services.

Termination of assisted living resident agreements and resident attrition could adversely affect our revenues and earnings at our leased and managed senior living communities.

State regulations governing assisted living communities typically require a written resident agreement with each resident. Most of these regulations also require that each resident have the right to terminate these assisted living resident agreements for any reason on reasonable notice. Consistent with these regulations, most of the resident agreements we enter into at our leased and managed senior living communities allow residents to terminate their agreements on 30 days' notice. Thus, we and the third party operators and lessees of our properties may be unable to contract with assisted living residents to stay for longer periods of time, unlike typical apartment leasing arrangements that involve lease agreements with terms of up to a year or longer. If a large number of residents elected to terminate their resident agreements at or around the same time, our revenues and earnings from the leased and managed senior living communities we acquire could be materially and adversely affected. In addition, the advanced ages of senior living residents at the leased and managed senior living communities we acquire will make the resident turnover rate in these senior living communities difficult to predict.

Provisions of the ACA could adversely affect us or the third party operators and lessees of our properties.

The ACA contains insurance changes, payment changes, and healthcare delivery systems changes that affect us and the third party operators and lessees of our properties. Provisions of the ACA may result in Medicare payment rates and other payment rates being less than for the preceding fiscal year. We are unable to predict how potential Medicare rate reductions under the ACA will affect our third party operators' and lessees' future financial results of operations; however, the effect may be adverse and material and hence adverse and material to our future financial condition and results of operations.

The ACA includes other changes that may affect us, our third party operators, and lessees, such as enforcement reforms and Medicare and Medicaid program integrity control initiatives, new compliance, ethics and public disclosure requirements, initiatives to encourage the development of home and community based long term care services rather than institutional services under Medicaid, value based purchasing plans and a Medicare post-acute care pilot program to develop and evaluate making a bundled payment for services, including hospital, physician and skilled nursing facility services, provided during an episode of care.

The ACA has faced numerous legal challenges and may face additional challenges in the future. We cannot predict whether such challenges will arise or, if they do, the extent to which the ACA may be modified, or whether such actions would impact our future financial condition and results of operations.

Our failure or the failure of the third party operators and lessees of our properties to comply with laws relating to the operation of the leased and managed communities we acquire may have a material adverse effect on the profitability of the senior living communities we acquire, the values of our properties, and the ability of our lessees to pay us rent.

We, our third party operators, and our lessees will be subject to or impacted by extensive, frequently changing federal, state, and local laws and regulations. Some of these laws and regulations include: state and local licensure laws; laws protecting consumers against deceptive practices; laws relating to the operation of our properties and how such third party operators and lessees conduct their operations, such as health and safety, fire and privacy laws; federal and state laws affecting communities that participate in Medicaid; federal and state laws affecting skilled nursing facilities, clinics and other healthcare facilities that participate in both Medicare and Medicaid that mandate allowable costs, pricing, reimbursement procedures and limitations, quality of services and care, food service and physical plants; resident rights laws (including abuse and neglect laws) and fraud laws; anti-kickback and physician referral laws; the Americans with Disabilities Act of 1990, or ADA, and similar state and local laws; and safety and health standards set by the Occupational Safety and Health Administration. We expect that we and the third party operators of our senior living properties will expend significant resources to maintain compliance with these laws and regulations, and responding to any allegations of noncompliance also results in the expenditure of significant resources. Moreover, the failure of our third party operators to properly operate the senior living communities we acquire could result in fines or other sanctions which may materially and adversely impact our ability to obtain or renew licenses for such managed communities.

If we or the third party operators and lessees of our properties fail to comply with any applicable legal requirements, including future changes in the applicable regulatory framework, or are unable to cure deficiencies, certain sanctions may be imposed and, if imposed, may adversely affect the profitability of the managed senior living communities we acquire, the values of our properties and the ability of our lessees to pay us rent.

We and the third party operators and lessees of our properties will be required to comply with federal and state laws governing the privacy, security, use, and disclosure of individually identifiable information, including financial information and protected health information. Under the Health Insurance Portability and Accountability Act of 1996, or HIPAA, we and the third party operators of our senior living properties will be required to comply with the HIPAA privacy rules, security standards, and standards for electronic healthcare transactions. State laws also govern the privacy of individual health information, and these laws are, in some jurisdictions, more stringent than HIPAA. Other federal and state laws govern the privacy of individually identifiable information.

If we or the third party operators and lessees of our properties fail to comply with applicable federal or state standards, we or they could be subject to civil sanctions and criminal penalties, which could materially and adversely affect our business, financial condition, and results of operations.

We are dependent on the ability of our third party operators to successfully manage and operate our senior housing properties.

Because federal income tax laws restrict REITs and their subsidiaries from operating or managing healthcare facilities, we must engage third parties to operate such senior housing properties either as tenants through triple-net or similar lease structures or as eligible independent contractors pursuant to an agreement with our TRS or one of its subsidiaries as permitted by the REIT Investment Diversification and Empowerment Act of 2007 ("RIDEA") structure. Under the RIDEA structure, we may lease such senior housing properties to one or more TRSs, which may be wholly-owned by us. Each TRS pays corporate-level income tax and may retain any after-tax income. We must satisfy certain conditions to use the RIDEA structure. One of those conditions is that such TRS must hire an "eligible independent contractor" ("EIK") to operate such senior housing properties and such EIK must be actively engaged in the trade or business of operating healthcare facilities for parties other than us. An EIK cannot (i) own more than 35% of us, (ii) be owned more than 35% by persons owning more than 35% of us, or (iii) provide any income to us (i.e., the EIK cannot pay fees to us, and we cannot own any debt or equity securities of the EIK). Accordingly, while we may lease our senior housing properties that are healthcare facilities to a TRS that we own, the TRS must engage a third party operator to manage and operate such senior housing properties. Thus, our ability to direct and control how certain of our senior housing properties are operated is less than if we were able to manage such properties directly.

The lease of our properties to a TRS is subject to special requirements.

Under the provisions of RIDEA, we currently lease our senior housing properties that are healthcare facilities, each a "qualified healthcare property" as defined by the Code, to our TRS or one of its subsidiaries. The TRS or TRS subsidiary, in turn, contracts with a third party operator to manage the healthcare operations at such properties. The rents paid by the TRS in this structure will be treated as qualifying rents from real property for purposes of the REIT requirements only if (i) they are paid pursuant to an arm's-length lease of a qualified healthcare property and (ii) the operator qualifies as an "eligible independent contractor" with respect to the property. An operator will qualify as an eligible independent contractor if it meets certain ownership tests with respect to us, and if, at the time the operator enters into the property management agreement, the operator is actively engaged in the trade or business of operating qualified healthcare properties for any person who is not a related person to us or the TRS. If any of the above conditions were not satisfied, then the rents would not be considered income from a qualifying source for purposes of the REIT rules, which could cause us to incur penalty taxes or to fail to qualify as a REIT.

Significant legal actions and liability claims against us in excess of insurance limits could subject us to increased operating costs and substantial uninsured liabilities, which may adversely affect our financial condition and results of operations.

The senior living and healthcare services businesses entail an inherent risk of liability, particularly given the demographics of our residents, including age and health, and the services they receive. In recent years, certain participants in our industry have been subject to an increasing number of claims and lawsuits alleging that certain services have resulted in resident injury or other adverse effects. Many of these lawsuits involve large damage claims and significant legal costs. While we maintain liability insurance policies in amounts and with the coverage and deductibles we believe are adequate based on the nature and risks of our business, historical experience and industry standards, there can be no guarantee that we will not have any claims that exceed our policy limits in the future.

If a successful claim is made against us and it is not covered by our insurance or exceeds the policy limits, our financial condition and results of operations could be materially and adversely affected, regardless of the merit of such claim or our ability to successfully defend the same. In some states, state law may prohibit or limit insurance coverage for the risk of punitive damages arising from professional liability and general liability claims and/or litigation. As a result, we may be liable for punitive damage awards in these states that either are not covered or are in excess of our insurance policy limits. Claims against us, regardless of their merit or eventual outcome, also could have a material adverse effect on our ability to attract residents or expand our business and could require our management, or our third party operators, to devote time to matters unrelated to the day-to-day operation of our business and properties. We also have to renew our policies every year and negotiate acceptable terms for coverage, exposing us to the volatility of the insurance markets, including the possibility of rate increases. There can be no assurance that we will be able to obtain liability insurance in the future or, if available, that such coverage will be available on acceptable terms.

Some third party operators or lessees of our properties may be faced with significant potential litigation and rising insurance costs that not only affect their ability to obtain and maintain adequate liability and other insurance, but also may affect their ability to fulfill insurance, indemnification, and other obligations to us under management agreements and leases, including rental payments and minimum and other return payments.

In some states, advocacy groups monitor the quality of care at memory care facilities and assisted and independent living communities, and these groups have brought litigation against operators and owners. Also, in several instances, private litigation by skilled nursing facility patients, assisted and independent living community residents or their legal representatives have succeeded in winning very large damage awards for alleged neglect. The effect of this litigation and potential litigation will be to materially increase the costs of monitoring and reporting quality of care compliance incurred by some third party operators of our senior living properties. The cost of liability and medical malpractice insurance has increased and may continue to increase so long as the present litigation environment in many parts of the United States continues. This may affect the ability of some of the third party operators of our senior living properties to obtain and maintain adequate liability and other insurance and manage their related risk exposures. In addition to causing some of the third party operators of our senior living properties to be unable to fulfill their insurance, indemnification and other obligations to us under their management agreements or leases and thereby potentially exposing us to those risks, these litigation risks and costs could cause such third party operators to become unable to generate and pay minimum and other returns to us, or to pay rents that may be due to us.

Our returns from our managed properties depend on the ability of our third party operators to continue to maintain or improve occupancy levels.

Any senior housing property in which we invest may have relatively flat or declining occupancy levels due to a weak economy, changing demographics, falling home prices, declining incomes, stagnant home sales, competition from other senior housing developments, and a variety of other factors. In addition, the senior housing sector may continue to experience a decline in occupancy due to the weak economy and the associated decision of certain residents to vacate a property and instead be cared for at home. Occupancy levels may also decline due to seasonal contagious illnesses such as influenza or sudden outbreaks of contagious illnesses such as COVID-19. A material decline in occupancy levels and revenues may make it more difficult for the operators of any senior housing property in which we invest to successfully generate income for us. Alternatively, to avoid a decline in occupancy, a third party operator may reduce the rates charged, which would also reduce our revenues and therefore negatively impact our ability to generate income.

General Risks Related to Investments in Real Estate

The growth portion of our acquisition strategy involves a higher risk of loss than more conservative investment strategies.

While we have no plans to acquire any properties in the near term, we may at some point acquire student housing or senior housing properties that require development, redevelopment, lease-up, or repositioning in order to increase the value of such properties. We may not be successful in identifying properties that can achieve our growth objectives or we may experience costs in excess of our budgets for such development, redevelopment, lease-up, or repositioning. We may also acquire properties in markets that are overbuilt or otherwise overserved. As a result of our investment in these types of markets, we will face increased risks relating to changes in local market conditions and increased competition for similar properties in the same market, as well as increased risks that these markets will not recover and the value of our properties in these markets will not increase, or will decrease, over time. For these and other reasons, we cannot assure our stockholders that we will be profitable or that we will realize growth in the value of our real estate properties, and as a result, our ability to make distributions to our stockholders, if distributions are resumed, could be affected. Our intended approach of allocating a portion of our portfolio to acquiring and operating growth assets involves more risk than comparable real estate programs that employ more conservative investment strategies.

There are inherent risks with real estate investments.

Our operating results are subject to risks generally incident to the ownership of real estate, including:

- changes in general economic or local conditions;

- changes in supply of or demand for similar or competing properties in an area, including additional competing developments;

- changes in interest rates and availability of permanent mortgage funds that may render the sale of a property difficult or unattractive;

- changes in tax, real estate, environmental and zoning laws;

- changes in property tax assessments and insurance costs; and

- increases in interest rates and tight money supply.

These and other reasons may prevent us from being profitable or from realizing growth or maintaining the value of our real estate properties.

We may suffer reduced or delayed revenues for, or have difficulty selling, properties with vacancies.

Many of the real properties we may acquire may have some level of vacancy at the time of closing either because the property is in the process of being developed and constructed, it is newly constructed and in the process of obtaining residents, or because of economic or competitive or other factors. Shortly after a new property is opened, during a time of development and construction, or because of economic or competitive or other factors, we may suffer reduced revenues resulting in lower cash distributions to our stockholders due to a lack of an optimum level of residents. The resale value of properties with prolonged low occupancy rates could suffer, which could further reduce our stockholders' returns.

If we enter into non-compete agreements with the sellers of the properties that we acquire, and the terms of those agreements expire, then the sellers may compete with us within the general location of one of our properties, which could have an adverse effect on our operating results and returns to our stockholders.

We may enter into non-compete agreements with the sellers of the properties that we acquire in order to prohibit the seller from owning, operating, or being employed by a competing property for a predetermined time frame and within a geographic radius of a property that we acquire. When these non-compete agreements expire, we may face the risk that the seller will develop, own, operate, or become employed by a competing property within the general location of one of our properties, which could have an adverse effect on our operating results and returns to our stockholders.

We may obtain only limited warranties when we purchase a property.

The seller of a property will often sell such property in its "as is" condition on a "where is" basis and "with all faults," without any warranties of merchantability or fitness for a particular use or purpose. In addition, purchase agreements may contain only limited warranties, representations, and indemnifications that will only survive for a limited period after the closing. Also, many sellers of real estate are single purpose entities without significant other assets. The purchase of properties with limited warranties or from undercapitalized sellers increases the risk that we may lose some or all of our invested capital in the property as well as the loss of rental income from that property.

Our inability to sell a property when we desire to do so could adversely impact our ability to pay cash distributions to our stockholders.

The real estate market is affected by many factors, such as general economic conditions, availability of financing, interest rates, and other factors, including supply and demand, that are beyond our control. We cannot predict whether we will be able to sell any property for the price or on the terms set by us, or whether any price or other terms offered by a prospective purchaser would be acceptable to us. We cannot predict the length of time needed to find a willing purchaser and to close the sale of a property. Real estate generally cannot be sold quickly. Also, the tax laws applicable to REITs require that we hold our properties for investment, rather than for sale in the ordinary course of business, which may cause us to forego or defer sales of properties that otherwise would be in our best interest. Therefore, we may not be able to dispose of properties promptly, or on favorable terms, in response to economic or other market conditions, and this may adversely impact our ability to pay distributions to our stockholders.

In addition, we may be required to expend funds to correct defects or to make improvements before a property can be sold. We cannot assure our stockholders that we will have funds available to correct such defects or to make such improvements.

We may not be able to sell our properties at a price equal to, or greater than, the price for which we purchased such properties, which may lead to a decrease in the value of our assets.

We may be purchasing our properties at a time when capitalization rates are at historically low levels and purchase prices are high. Therefore, the value of our properties may not increase over time, which may restrict our ability to sell our properties, or in the event we are able to sell such property, may lead to a sale price less than the price that we paid to purchase the properties.

We may acquire or finance properties with lock-out provisions or prepayment fees, which may prohibit us from selling a property, or may require us to maintain specified debt levels for a period of years on some properties.

Lock-out provisions are provisions that generally prohibit repayment of a loan balance for a certain number of years following the origination date of a loan. Such provisions are typically provided for by the Code or the terms of the agreement underlying a loan. Most mortgage loans also require the payment fees upon a prepayment or defeasance of the loan prior to maturity. Lock-out and prepayment fee provisions could materially restrict us from selling or otherwise disposing of or refinancing properties. These provisions would affect our ability to turn our investments into cash and thus affect cash available for distribution to our stockholders. In some circumstances, lock-out provisions may prohibit us from reducing or increasing the amount of indebtedness with respect to any properties.

Lock-out provisions could impair our ability to take actions during the lock-out period that would otherwise be in our stockholders' best interests and, therefore, may have an adverse impact on the value of the shares, relative to the value that would result if the lock-out provisions did not exist. In particular, lock-out provisions could preclude us from participating in major transactions that could result in a disposition of our assets or a change in control even though that disposition or change in control might be in our stockholders' best interests.

Rising expenses could reduce cash flow and funds available for future acquisitions.

Any properties that we buy in the future will be subject to operating risks common to real estate in general, any or all of which may negatively affect us. If any property is not fully occupied or if rents are being paid in an amount that is insufficient to cover operating expenses, we could be required to expend funds for that property's operating expenses. Our properties will be subject to increases in tax rates, utility costs, operating expenses, insurance costs, repairs, and maintenance and administrative expenses. If we are unable to offset such cost increases through rent increases, we could be required to fund those increases in operating costs which could adversely affect funds available for future acquisitions or cash available for distribution.

If we suffer losses that are not covered by insurance or that are in excess of insurance coverage, we could lose invested capital and anticipated profits.

Material losses may occur in excess of insurance proceeds with respect to any property, as insurance may not be sufficient to fund the losses. In addition, there are types of losses, generally of a catastrophic nature, such as losses due to wars, acts of terrorism, earthquakes, floods, hurricanes, pollution, outbreaks of infectious diseases, or environmental matters, which are either uninsurable or not economically insurable, or may be insured subject to limitations, such as large deductibles or co-payments. We may also decide not to obtain any or adequate earthquake or similar catastrophic insurance coverage because the premiums are too high even in instances where it may otherwise be available. Insurance risks associated with potential terrorist acts could sharply increase the premiums we pay for coverage against property and casualty claims. Additionally, mortgage lenders in some cases require that commercial property owners purchase specific coverage against terrorism as a condition for providing mortgage loans. It is uncertain whether such insurance policies will be available, or available at reasonable cost, which could inhibit our ability to finance or refinance our potential properties. In these instances, we may be required to provide other financial support, either through financial assurances or self-insurance, to cover potential losses. We cannot assure our stockholders that we will have adequate coverage for such losses. The Terrorism Risk Insurance Act of 2002 is designed for a sharing of terrorism losses between insurance companies and the federal government and requires that insurers make terrorism insurance available under their property and casualty insurance policies, but this legislation does not regulate the pricing of such insurance. We cannot be certain how this act will impact us or what additional cost to us, if any, could result. If such an event damaged or destroyed one or more of our properties, we could lose both our invested capital and anticipated profits from such property.

Costs of complying with governmental laws and regulations, including those relating to environmental matters, may adversely affect our income and the cash available for distribution.

All of our real property, and the operations conducted on such real property, are subject to laws and regulations relating to environmental protection and human health and safety. These laws and regulations generally govern wastewater discharges, air emissions, the operation and removal of underground and above-ground storage tanks, the use, storage, treatment, transportation, and disposal of solid and hazardous materials, and the remediation of contamination associated with disposals. Some of these laws and regulations may impose joint and several liability on tenants, owners, or operators for the costs to investigate or remediate contaminated properties, regardless of fault or whether the acts causing the contamination were legal. This liability could be substantial. In addition, the presence of hazardous substances, or the failure to properly remediate these substances, may adversely affect our ability to sell, rent, or pledge such property as collateral for future borrowings.

Some of these laws and regulations have been amended so as to require compliance with new or more stringent standards as of future dates. Compliance with new or more stringent laws or regulations or stricter interpretation of existing laws may require us to incur material expenditures. Future laws, ordinances, or regulations may impose material environmental liability. Additionally, our tenants' operations, the existing condition of land when we buy it, operations in the vicinity of our properties, such as the presence of underground storage tanks, or activities of unrelated third parties may affect our properties. In addition, there are various applicable fire, health, life-safety, and similar regulations with which we may be required to comply, and that may subject us to liability in the form of fines or damages for noncompliance. Any material expenditures, fines, or damages we must pay will reduce our ability to make distributions to our stockholders and may reduce the value of our stockholders' investments.

We cannot predict what other environmental legislation or regulations will be enacted in the future, how existing or future laws or regulations will be administered or interpreted, or what environmental conditions may be found to exist in the future. We cannot assure our stockholders that our business, assets, results of operations, liquidity, or financial condition will not be adversely affected by these laws, which may adversely affect cash available for distribution, and the amount of distributions to our stockholders.

We may incur significant costs associated with complying with the Americans with Disabilities Act and similar laws.

Under the ADA, all public accommodations must meet federal requirements related to access and use by disabled persons. Additional federal, state, and local laws also may require modifications to our properties, or restrict our ability to renovate our properties. For example, the Fair Housing Amendments Act of 1988, or FHAA, requires apartment properties first occupied after March 13, 1990 to be accessible to the handicapped. We make every reasonable effort to ensure that our properties substantially comply with the requirements of the ADA and other applicable laws. However, there can be no assurance that we will be successful in doing so. Noncompliance with the ADA or FHAA could result in the imposition of fines or an award or damages to the government or private litigants and also could result in an order to correct any non-complying feature. Also, discrimination on the basis of certain protected classes can result in significant awards to victims. We cannot predict the ultimate amount of the cost of compliance with the ADA, FHAA, or other legislation. If we incur substantial costs to comply with the ADA, FHAA, or any other legislation, we could be materially and adversely affected.

Class action, tenants' rights, and consumer rights litigation may result in increased expenses and harm our results.

There are numerous tenants' rights and consumer rights organizations that operate in our markets, and, we may attract attention from some of these organizations and become a target of legal demands or litigation. With the increased market for rentals, some of these organizations may shift their litigation, lobbying, fundraising, and grass roots organizing activities to focus on landlord-tenant issues, including issues relating to the Fair Housing Act and its state law counterparts. While we intend to conduct our business lawfully and in compliance with applicable landlord-tenant and consumer laws, such organizations might work in conjunction with trial and pro bono lawyers in one state or multiple states to attempt to bring claims against us on a class action basis for damages or injunctive relief. We cannot anticipate what form such legal actions might take if initiated or what remedies they may seek. Additionally, these organizations may lobby local county and municipal attorneys or state attorneys general to pursue enforcement or litigation against us or may lobby state and local legislatures to pass new laws and regulations to constrain our business operations. If they are successful in any such endeavors, they could limit our business operations and may impose on us significant litigation expenses, including settlements to avoid continued litigation or judgments for damages or injunctions.

If we sell properties by providing financing to purchasers, defaults by the purchasers would adversely affect our cash flows.

If we decide to sell any of our properties, we intend to use our best efforts to sell them for cash. However, in some instances we may sell our properties by providing financing to purchasers. When we provide financing to purchasers, we will bear the risk that the purchaser may default, which could negatively impact our cash distributions to stockholders. Even in the absence of a purchaser default, the distribution of the proceeds of sales to our stockholders, or their reinvestment in other assets, will be delayed until the promissory notes or other property we may accept upon the sale are actually paid, sold, refinanced, or otherwise disposed of. In some cases, we may receive initial down payments in cash and other property in the year of sale in an amount less than the selling price and subsequent payments will be spread over a number of years. If any purchaser defaults under a financing arrangement with us, it could negatively impact our ability to continue to pay distributions to our stockholders.

Risks Associated with Debt Financing

We have broad authority to incur debt, and high debt levels could hinder our ability to pay distributions and could decrease the value of our stockholders' investments.

Our charter generally limits us to incurring debt no greater than 300% of our net assets before deducting depreciation or other non-cash reserves (equivalent to 75% leverage), unless any excess borrowing is approved by a majority of our independent directors and disclosed to our stockholders in our next quarterly report, along with a justification for such excess borrowing. High debt levels would cause us to incur higher interest charges, would result in higher debt service payments, and could be accompanied by restrictive covenants. These factors could limit the amount of cash we have available to distribute and could result in a decline in the value of our stockholders' investments.

We have incurred and intend to continue to incur mortgage indebtedness and other borrowings, which may increase our business risks.

We intended to use medium-to-high leverage (between 55% to 60% loan to purchase price) and may place other permanent financing on our properties or obtain additional credit facilities or other similar financing. However, as a result of the suspension of our Public Offering in March 2020 and subsequent termination of our Primary Offering, our debt leverage level has remained higher and our ability to incur additional indebtedness is limited and uncertain. As of December 31, 2023, our debt leverage based on purchase price was approximately 68%. We may also decide to later further leverage our properties. We may incur mortgage debt and pledge all or some of our real properties as security for that debt to obtain funds to acquire real properties. We may borrow if we need funds to pay a desired distribution rate to our stockholders if distributions are resumed. We may also borrow if we deem it necessary or advisable to assure that we qualify and maintain our qualification as a REIT for federal income tax purposes. If there is a shortfall between the cash flow from our properties and the cash flow needed to service mortgage debt, then the amount available for distribution to stockholders may be reduced.

We intend to incur indebtedness secured by our properties, which may result in foreclosure.

Most of our borrowings to acquire properties will be secured by mortgages on our properties. If we default on our secured indebtedness, the lender may foreclose and we could lose our entire investment in the properties securing such loan, which could adversely affect distributions to our stockholders. To the extent lenders require us to cross-collateralize our properties, or our loan agreements contain cross-default provisions, a default under a single loan agreement could subject multiple properties to foreclosure.

If we or the other parties to our loans breach covenants thereunder, such loan or loans could be deemed in default, which could accelerate our repayment dates and materially adversely affect the value of our stockholders investments in us.

As of December 31, 2023, we had the following loans outstanding: (i) on June 28, 2017, we, through the JPM Borrower, entered into the Fayetteville JPM Mortgage Loan, (ii) on February 23, 2018, we, through three property-owning special purpose entities wholly-owned by our operating partnership, entered into the Freddie Mac Utah Loans, (iii) on August 31, 2018, we, through a property-owning special purpose entity wholly-owned by our operating partnership, entered into the Freddie Mac Courtyard Loan, and (iv) on August 31, 2018, we, through the Initial KeyBank Bridge Borrowers, entered into the KeyBank Bridge Loans.

The Fayetteville JPM Mortgage Loan is secured by a first mortgage on the Fayetteville Property, each Freddie Mac Utah Loan is secured by a first mortgage on the Wellington, Cottonwood Creek, and Charleston properties, and the Freddie Mac Courtyard Loan is secured by a first mortgage on the Courtyard Property. The KeyBank Bridge Loans are secured by: a pledge of certain equity interests held by our Sponsor and certain of its subsidiaries and an entity controlled by our Chairman (certain of such interests were subsequently released from the pledge); a pledge of distributions and other rights with respect to the equity interests in the subsidiaries that have a fee or leasehold interest in the Wellington, Cottonwood Creek, Charleston, and Courtyard properties; a pledge of the proceeds from the issuance of equity interests in us and our Operating Partnership to the extent constituting collateral, including net proceeds from our Public Offering; the right, title and interest in and to the bank account in which such equity interest proceeds will be deposited; and a pledge of distributions received by an affiliate of our Sponsor. We are required to apply net proceeds from the issuance of equity interests in us, to the repayment of the KeyBank Bridge Loans, unless KeyBank otherwise consents. Each of the Fayetteville JPM Mortgage Loan, the Freddie Mac Utah Loans, the Freddie Mac Courtyard Loan, and the KeyBank Bridge Loans (collectively, the "Outstanding Loans") also imposes a number of financial covenant requirements on us and, in certain cases, on our Chairman. If we, or the other parties to the Outstanding Loans, as the case may be, should breach certain of those financial or other covenant requirements, or otherwise default on any of the Outstanding Loans, then the lenders with respect thereto, as the case may be, could accelerate our repayment dates. If we do not have sufficient cash to repay the applicable loan at that time, the respective lenders, as the case may be, could foreclose on the property securing the applicable loan or take control of the pledged collateral, as the case may be. Such foreclosure could result in a material loss for us and would adversely affect the value of our stockholders' investments in us. In addition, the Freddie Mac Utah Loans are cross-collateralized and cross-defaulted with each other such that a default under one loan would cause a default under the other Freddie Mac Utah Loans.

Our obligation to make balloon payments could increase the risk of default.

Certain of our debt will have balloon payments of up to 100% of the principal amount of such loans due on the respective maturity dates. Thus, such debt will have a substantial payment due at the scheduled maturity date, unless previously prepaid or refinanced. Loans with a substantial remaining principal balance on their stated maturity involve greater degrees of risk of non-payment at stated maturity than fully amortizing loans. As a result, our ability to repay such loans on their respective maturity dates will largely depend upon our ability either to prepay such loans, refinance such loans or to sell, to the extent permitted, all or a portion of the properties encumbered by such loans, if any. Our ability to accomplish either of these goals will be affected by a number of factors at the time of attempted prepayment, refinancing or sale, including, but not limited to: (i) the availability of, and competition for, credit for commercial real estate; (ii) prevailing interest rates; (iii) the net operating income generated by our properties; (iv) the fair market value of our properties; (v) our equity in our properties; (vi) our financial condition; (vii) the operating history and occupancy level of our properties; (viii) the tax laws; and (ix) the prevailing general and regional economic conditions.

Lenders may require us to enter into restrictive covenants relating to our operations, which could limit our ability to make distributions to our stockholders.

When providing financing, a lender could impose restrictions on us that affect our distribution and operating policies and our ability to incur additional debt. Loan documents we enter into may contain covenants that limit our ability to further mortgage the property, discontinue insurance coverage or replace our Advisor. These or other limitations may adversely affect our flexibility and limit our ability to continue to pay distributions to our stockholders.

Increases in interest rates could increase the amount of our debt payments and adversely affect our ability to continue to pay distributions to our stockholders.

Interest we pay will reduce cash available for distribution. Additionally, if we incur variable rate debt, increases in interest rates would increase our interest costs, which could reduce our cash flows and our ability to resume or continue to pay distributions to our stockholders. In addition, if we need to repay existing debt during periods of rising interest rates, we could be required to liquidate one or more of our investments in properties at times that may not permit realization of the maximum return on such investments.

Disruptions in the credit markets could have a material adverse effect on our results of operations, financial condition and ability to pay distributions to our stockholders.

Domestic and international financial markets have experienced significant disruptions in the past which were brought about in large part by failures in the U.S. banking system. These disruptions severely impacted the availability of credit and contributed to rising costs associated with obtaining credit. Future credit market disruptions, including those associated with the worldwide COVID-19 outbreak, may have similar effects or otherwise make obtaining additional and replacement external sources of liquidity more difficult and more costly, if available at all. If debt financing is not available on terms and conditions we find acceptable, we may not be able to obtain financing for investments. If these disruptions in the credit markets resurface, our ability to borrow monies to finance the purchase of, or other activities related to, real estate assets will be negatively impacted. If we are unable to borrow monies on terms and conditions that we find acceptable, we may be forced to use a greater proportion of our offering proceeds to finance our acquisitions, reduce the number of properties we can purchase, and/or dispose of some of our assets. These disruptions could also adversely affect the return on the properties we do purchase. In addition, if we pay fees to lock in a favorable interest rate, falling interest rates or other factors could require us to forfeit these fees. All of these events would have a material adverse effect on our results of operations, financial condition and ability to continue to pay distributions.

The failure of any bank in which we deposit our funds could reduce the amount of cash we have available to fund our capital and operating needs and distributions.

The Federal Deposit Insurance Corporation, or FDIC, generally only insures limited amounts per depositor per insured bank. The FDIC insures up to $250,000 per depositor per insured bank account. At December 31, 2023, we had cash and cash equivalents exceeding these federally insured levels. If any of the banking institutions in which we have deposited funds ultimately fail, we may lose our deposits over the federally insured levels. The loss of our deposits would reduce the amount of cash we have available to fund our capital and operating needs and distributions.

Federal Income Tax Risks

Failure to qualify as a REIT would adversely affect our operations and our ability to continue to pay distributions as we will incur additional tax liabilities.

We believe we operate in a manner that allows us to qualify as a REIT for U.S. federal income tax purposes under the Code. Qualification as a REIT involves highly technical and complex Code provisions for which there are only limited judicial and administrative interpretations. Our qualification as a REIT will depend upon our ability to meet, through investments, actual operating results, distributions and satisfaction of specific stockholder rules, the various tests imposed by the Code.

If we fail to qualify as a REIT for any taxable year, we will be subject to federal income tax and any applicable alternative minimum tax on our taxable income at regular corporate rates. If our REIT status is terminated for any reason, we would generally be disqualified from treatment as a REIT for the four taxable years following the year of such termination. Losing our REIT status would reduce our net earnings available for investment or distribution to stockholders because of the additional tax liability. In addition, distributions to stockholders would no longer qualify for the distributions paid deduction, and we would no longer be required to make distributions. If this occurs, we might be required to borrow funds or liquidate some investments in order to pay the applicable tax.

Qualification as a REIT is subject to the satisfaction of tax requirements and various factual matters and circumstances that are not entirely within our control. New legislation, regulations, administrative interpretations or court decisions could change the tax laws with respect to qualification as a REIT or the federal income tax consequences of being a REIT. Our failure to continue to qualify as a REIT would adversely affect the return of our stockholders' investments.

To qualify as a REIT, and to avoid the payment of U.S. federal income and excise taxes and maintain our REIT status, we may be forced to borrow funds, use proceeds from the issuance of securities, or sell assets to pay distributions, which may result in our distributing amounts that may otherwise be used for our operations.

To obtain the favorable tax treatment accorded to REITs, we normally will be required each year to distribute to our stockholders at least 90% of our REIT taxable income, determined without regard to the deduction for dividends paid and by excluding net capital gains. We will be subject to federal income tax on our undistributed REIT taxable income and net capital gain and subject to a 4% nondeductible excise tax on any amount by which dividends we pay with respect to any calendar year are less than the sum of (i) 85% of our ordinary income, (ii) 95% of our capital gain net income, and (iii) 100% of our undistributed income from prior years. These requirements could cause us to distribute amounts that otherwise would be spent on the acquisition, maintenance or development of properties and it is possible that we might be required to borrow funds, use proceeds from the issuance of securities or sell assets in order to distribute enough of our taxable income to maintain our REIT status and to avoid the payment of federal income and excise taxes. We may be required to make distributions to stockholders at times it would be more advantageous to reinvest cash in our business or when we do not have cash readily available for distribution, and we may be forced to liquidate assets on terms and at times unfavorable to us. These methods of obtaining funding could affect future distributions by increasing operating costs and decreasing available cash. In addition, such distributions may constitute a return of capital.

If any partnership of ours fail to maintain its status as a partnership for federal income tax purposes, its income would be subject to taxation and our REIT status would be terminated.

We intend to maintain the status of our partnerships, including our Operating Partnership, as partnerships for federal income tax purposes. However, if the Internal Revenue Service ("IRS") were to successfully challenge the status of any of our partnerships as a partnership, then it would be taxable as a corporation. Such an event would reduce the amount of distributions that such partnership could make to us. This would also result in our losing REIT status and becoming subject to a corporate level tax on our own income. This would substantially reduce our cash available to pay distributions and the return on our stockholders' investments. In addition, if any of the entities through which any of our partnerships owns its properties, in whole or in part, loses its characterization as a partnership for federal income tax purposes, then it would become subject to taxation as a corporation, thereby reducing distributions to such partnership. Such a recharacterization of any of our partnerships or an underlying property owner could also threaten our ability to maintain REIT status.

We may be required to pay some taxes due to actions of our taxable REIT subsidiaries, which would reduce our cash available for distribution to our stockholders.

Any net taxable income earned directly by our taxable REIT subsidiaries, or through entities that are disregarded for federal income tax purposes as entities separate from our taxable REIT subsidiaries, will be subject to federal and possibly state corporate income tax. We have elected or intend to elect to treat the TRS as a taxable REIT subsidiary, and we may elect to treat other subsidiaries as taxable REIT subsidiaries in the future. In this regard, several provisions of the laws applicable to REITs and their subsidiaries ensure that a taxable REIT subsidiary will be subject to an appropriate level of federal income taxation. For example, a taxable REIT subsidiary is limited in its ability to deduct certain interest payments made to an affiliated REIT. In addition, the REIT has to pay a 100% penalty tax on some payments that it receives or on some deductions taken by a taxable REIT subsidiary if the economic arrangements between the REIT, the REIT's customers, and the taxable REIT subsidiary are not comparable to similar arrangements between unrelated parties. Finally, some state and local jurisdictions may tax some of our income even though as a REIT we are not subject to federal income tax on that income because not all states and localities follow the federal income tax treatment of REITs. To the extent that we and our affiliates are required to pay federal, state, and local taxes, we will have less cash available for distributions to our stockholders.

If we were considered to actually or constructively pay a "preferential dividend" to our stockholders, our status as a REIT could be adversely affected.

As discussed above, in order to qualify as a REIT, we must distribute annually to our stockholders at least 90% of our REIT taxable income (which may not equal net income as calculated in accordance with GAAP in the United States), determined without regard to the deduction for distributions paid and excluding net capital gains. In order for distributions to be counted as satisfying the annual distribution requirements for REITs, and to provide us with a REIT-level tax deduction, the distributions must not be "preferential dividends." A dividend is not a preferential dividend if the distribution is pro rata among all outstanding shares of stock within a particular class, and in accordance with any preferences among different classes of stock as set forth in our organizational documents. Currently, there is uncertainty as to the IRS's position regarding whether certain arrangements involving REITs could give rise to the inadvertent payment of a preferential dividend (e.g., the pricing methodology for stock purchased under a distribution reinvestment plan, the terms of stock redemptions, or the allocation of certain fees among different classes of stock), except as otherwise set forth with respect to a particular REIT in a private letter ruling from the IRS to such REIT. We believe that differences in dividends distributed to holders of Class A shares as compared to Class T shares and Class W shares, as a result of the stockholder servicing fees and dealer manager servicing fees, respectively, will not result in preferential dividends. However, we have not applied for a ruling from the IRS with respect to our multi-class stock structure or our ability to deduct dividend payments in connection with that structure and its possible effect on our qualification as a REIT.

We have received the opinion of Nelson Mullins that our class structure complies with tax law requirements in effect as of the date of such opinion and that dividend payments by us will be deductible and will not adversely affect our qualification as a REIT. This opinion has been issued in connection with our Public Offering. Opinions of counsel are not binding on the IRS or on any court. Therefore, if the IRS were to successfully assert that we paid a preferential dividend, we may be deemed to have either (a) distributed less than 100% of our REIT taxable income and therefore be subject to tax on the undistributed portion, or (b) distributed less than 90% of our REIT taxable income, in which case our status as a REIT could be terminated if we were unable to cure such failure.

Our stockholders may have current tax liability on distributions they elect to reinvest in our common stock.

If our stockholders participate in our distribution reinvestment plan, they will be deemed to have received, and for income tax purposes will be taxed on, the amount of the distribution which was not a tax-free return of capital. This is the same tax treatment that would result if a stockholder received the distribution in cash, notwithstanding the fact that they reinvested the entire distribution in common stock pursuant to the plan. As a result, unless a stockholder is a tax-exempt entity, it may have to use funds from other sources to pay its tax liability on taxable amount of the distribution.

In certain circumstances, we may be subject to U.S. federal and state income taxes as a REIT, which would reduce our cash available for distribution to our stockholders.

Even if we qualify and maintain our status as a REIT, we may be subject to federal income taxes or state taxes. For example, net income from a "prohibited transaction" will be subject to a 100% tax. We may not be able to make sufficient distributions to avoid excise taxes applicable to REITs. We may also decide to retain income we earn from the sale or other disposition of our property and pay income tax directly on such income. In that event, our stockholders would be treated as if they earned that income and paid the tax on it directly. However, stockholders that are tax-exempt, such as charities or qualified pension plans, would have no benefit from their deemed payment of such tax liability. We may also be subject to state and local taxes on our income or property, either directly, at the level of our operating partnership, or at the level of any other companies through which we indirectly own our assets. Any federal or state taxes we pay will reduce our cash available for distribution to our stockholders.

Distributions to tax-exempt investors may be classified as unrelated business taxable income.

Neither ordinary nor capital gain distributions with respect to our common stock, nor gain from the sale of common stock, should generally constitute unrelated business taxable income (UBTI) to a tax-exempt investor. However, there are certain exceptions to this rule. In particular:

- Part of the income and gain recognized by certain qualified employee pension trusts with respect to our common stock may be treated as UBTI if shares of our common stock are predominately held by qualified employee pension trusts, and we are required to rely on a special look-through rule for purposes of meeting one of the REIT share ownership tests, and we are not operated in a manner to avoid treatment of such income or gain as UBTI;

- Part of the income and gain recognized by a tax exempt investor with respect to our common stock would constitute UBTI if the investor incurs debt in order to acquire the common stock; and

- Part or all of the income or gain recognized with respect to our common stock by social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts and qualified group legal services plans which are exempt from federal income taxation under Sections 501(c)(7), (9), (17), or (20) of the Code may be treated as UBTI.

Complying with the REIT requirements may cause us to forego otherwise attractive opportunities.

To qualify as a REIT for federal income tax purposes, we must continually satisfy tests concerning, among other things, the sources of our income, the nature and diversification of our assets, the amounts we distribute to our stockholders and the ownership of shares of our common stock. We may be required to make distributions to stockholders at disadvantageous times or when we do not have funds readily available for distribution, or we may be required to liquidate otherwise attractive investments in order to comply with the REIT tests. Thus, compliance with the REIT requirements may hinder our ability to operate solely on the basis of maximizing profits.

Legislative or other actions affecting REITs materially could adversely affect our stockholders and us.

Individuals with incomes below certain thresholds are subject to federal income taxation on qualified dividends at a maximum rate of 15%. For those with income above such thresholds, the qualified dividend rate is 20%. These tax rates are generally not applicable to distributions paid by a REIT, unless such distributions represent earnings on which the REIT itself has been taxed. As a result, distributions (other than capital gain distributions) we pay to individual investors generally will be subject to the tax rates that are otherwise applicable to ordinary income for federal income tax purposes, subject to a 20% deduction for REIT dividends. This disparity in tax treatment may make an investment in our shares comparatively less attractive to individual investors than an investment in the shares of non-REIT corporations, and could have an adverse effect on the value of our common stock. Stockholders are urged to consult with their own tax advisors with respect to the impact of recent legislation on their investment in our common stock and the status of legislative, regulatory or administrative developments and proposals and their potential effect on an investment in our common stock. Stockholders should also note that our legal counsel's tax opinion assumes that no legislation will be enacted after the date of such opinion that will be applicable to an investment in our shares.

Foreign purchasers of our common stock may be subject to FIRPTA tax upon the sale of their shares.

A foreign person disposing of a U.S. real property interest, including shares of a U.S. corporation whose assets consist principally of U.S. real property interests, is generally subject to a tax, known as FIRPTA tax, on the gain recognized on the disposition. FIRPTA tax does not apply, however, to the disposition of stock in a REIT if the REIT is "domestically controlled." A REIT is "domestically controlled" if less than 50% of the REIT's stock, by value, has been owned directly or indirectly by persons who are not qualifying U.S. persons during a continuous five-year period ending on the date of disposition or, if shorter, during the entire period of the REIT's existence.

We cannot assure our stockholders that we will qualify as a "domestically controlled" REIT. If we were to fail to so qualify, gain realized by foreign investors on a sale of our shares would be subject to FIRPTA tax, unless our shares were traded on an established securities market and the foreign investor did not at any time during a specified testing period directly or indirectly own more than 5% of the value of our outstanding common stock.

To the extent our distributions represent a return of capital for tax purposes, our stockholders could recognize an increased capital gain upon a subsequent sale of our common stock.

Distributions in excess of our current and accumulated earnings and profits and not treated by us as a dividend will not be taxable to a stockholder to the extent those distributions do not exceed the stockholder's adjusted tax basis in his or her common stock, but instead will constitute a return of capital and will reduce such adjusted basis. (Such distributions to Non-U.S. Stockholders may be subject to withholding, which may be refundable.) If distributions exceed such adjusted basis, then such adjusted basis will be reduced to zero and the excess will be capital gain to the stockholder. If distributions result in a reduction of a stockholder's adjusted basis in his or her common stock, then subsequent sales of such stockholder's common stock potentially will result in recognition of an increased capital gain.

ERISA Risks

There are special considerations that apply to qualified pension or profit-sharing trusts or IRAs investing in our shares which could cause an investment in our company to be a prohibited transaction and could result in additional tax consequences.

If our stockholders are investing the assets of a qualified pension, profit-sharing, 401(k), Keogh or other qualified retirement plan or the assets of an IRA in our common stock, they should satisfy themselves that, among other things:

- their investment is consistent with their fiduciary obligations under ERISA and the Code;

- their investment is made in accordance with the documents and instruments governing their plan or IRA, including their plan's investment policy;

- their investment satisfies the prudence and diversification requirements of ERISA;

- their investment will not impair the liquidity of the plan or IRA;

- their investment will not produce unrelated business taxable income for the plan or IRA;

- they will be able to value the assets of the plan annually in accordance with ERISA requirements; and

- their investment will not constitute a prohibited transaction under Section 406 of ERISA or Section 4975 of the Code.

Persons investing the assets of employee benefit plans, IRAs, and other tax-favored benefit accounts should consider ERISA and related risks of investing in our shares.

ERISA and Code Section 4975 prohibit certain transactions that involve (i) certain pension, profit-sharing, employee benefit, or retirement plans or individual retirement accounts and Keogh plans, and (ii) any person who is a "party-in-interest" or "disqualified person" with respect to such a plan. Consequently, the fiduciary of a plan contemplating an investment in the shares should consider whether we, any other person associated with the issuance of the shares, or any of their affiliates is or might become a "party-in-interest" or "disqualified person" with respect to the plan and, if so, whether an exemption from such prohibited transaction rules is applicable. In addition, the Department of Labor ("DOL") plan asset regulations provide that, subject to certain exceptions, the assets of an entity in which a plan holds an equity interest may be treated as assets of an investing plan, in which event the underlying assets of such entity (and transactions involving such assets) would be subject to the prohibited transaction provisions. We intend to take such steps as may be necessary to qualify us for one or more of the exemptions available, and thereby prevent our assets as being treated as assets of any investing plan.

In addition, stockholders that invest the assets of an IRA or a pension, profit sharing, 401(k), Keogh or other employee benefit plan, should confirm that their investment (i) is consistent with their fiduciary obligations under ERISA and other applicable law, (ii) is made in accordance with the documents and instruments governing their plan or IRA, including their plan's investment policy, and (iii) satisfies the prudence and diversification requirements of Sections 404(a)(1)(B) and 404(a)(1)(C) of ERISA. Our stockholders should also determine that their investment will not impair the liquidity of the plan or IRA and will not produce UBTI for the plan or IRA; or, if it does produce UBTI, that the purchase and holding of the investment is still consistent with such stockholder's fiduciary obligations. Our stockholders should also confirm that they will be able to value the assets of the plan annually in accordance with ERISA requirements, and their investment will not constitute a prohibited transaction under Section 406 of ERISA or Code Section 4975.

ITEM 1B. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 1C. CYBERSECURITY

We take a comprehensive approach to cybersecurity and prioritize the security and integrity of our data, including those of our residents and other stakeholders, as a top priority. Our board of directors and our management are actively involved in the oversight of our risk management program, of which cybersecurity represents an important component. As described in more detail below, we have established policies, standards, processes and practices for assessing, identifying, and managing material risks from cybersecurity threats. We have devoted significant resources to implement and maintain security measures to meet regulatory requirements and stakeholder expectations, and we intend to continue to make appropriate investments to maintain the security and integrity of our data. There can be no guarantee that our established policies, standards, processes and practices will be properly followed in every instance or that they will be effective at mitigating all cybersecurity threats. Although our risk factors include further detail about the material cybersecurity risks we face, we believe that risks from cybersecurity threats, have not materially affected our business to date. We can provide no assurance that there will not be incidents in the future or that they will not materially affect us, including our business, results of operations, or financial condition.

Risk Management and Strategy

Our policies, standards, processes and practices for assessing, identifying, and managing material risks from cybersecurity threats are integrated into our overall risk management process and are based on frameworks established by the National Institute of Standards and Technology ("NIST"), the International Organization for Standardization and other applicable industry standards and best practices. Our cybersecurity program in particular focuses on the following key areas:

Collaboration

Our cybersecurity risks are identified and addressed through a comprehensive, cross-functional approach. Key security, risk, and compliance stakeholders meet regularly to develop strategies for preserving the confidentiality, integrity and availability of Company and resident information, identifying, preventing and mitigating cybersecurity threats. We maintain controls and procedures that are designed to ensure prompt escalation of certain cybersecurity incidents so that decisions regarding public disclosure and reporting of such incidents can be made by management and our board of directors in a timely manner.

Risk Assessment

At least annually, we conduct a cybersecurity risk assessment that takes into account information from internal stakeholders, known security vulnerabilities, and other external sources (e.g., reported security incidents that have impacted other companies, industry trends, and evaluations by third parties and consultants). The results of the assessment are used to drive alignment on, and prioritization of, initiatives to enhance our security controls, make recommendations to improve processes, and updates are presented to our board of directors and members of management, as appropriate.

Technical Safeguards

We regularly assess and deploy technical safeguards designed to protect our information systems from cybersecurity threats. Such safeguards are regularly evaluated and improved based on vulnerability assessments, cybersecurity threat intelligence and other developing cybersecurity practices.

Incident Response and Recovery Planning

We have established comprehensive incident response and recovery plans and continue to evaluate the effectiveness of those plans. Our incident response and recovery plans address—and guide our response to—a cybersecurity incident.

Third-Party Risk Management

We have implemented processes designed to identify and mitigate cybersecurity threats associated with our use of third-party service providers. Such providers are subject to security risk assessments at the time of onboarding, contract renewal, and upon detection of an increase in risk profile. We use a variety of inputs in our risk assessments, including information supplied by providers and third parties. In addition, we require our providers to meet appropriate security requirements, controls and responsibilities and investigate security incidents that have impacted our third-party providers, as appropriate.

Education and Awareness

We regularly remind employees of the importance of handling and protecting resident and employee data, including through annual certifications of our policies as well as periodic security training to enhance employee awareness of how to detect and respond to cybersecurity threats.

ITEM 2. PROPERTIES

As of December 31, 2023, we owned one student housing property and four senior housing properties. See Note 4 of the Notes to the Consolidated Financial Statements contained in this report for more information about our indebtedness secured by our properties.

As of December 31, 2023, our student housing property portfolio was comprised as follows:

Property	Date Acquired	Year Built	Primary University Served	Average Monthly Revenue / Bed[1]	# of Units	# of Beds	Occupancy %[2]
Fayetteville	June 28, 2017	2016	University of Arkansas	$ 650	198	589	96.3%

[1] Calculated based on our base rental revenue earned during the year ended December 31, 2023 divided by average occupied beds over the same period.

[2] Represents occupied beds divided by total rentable beds as of December 31, 2023.

As of December 31, 2023, our senior housing property portfolio was comprised as follows:

Property	Date Acquired	Year Built	City, State	Average Monthly Revenue / Unit[1]	# of Units	Occupancy%[2]
Wellington	February 23, 2018	1999	Millcreek, Utah	$ 5,070	119	89.2%
Cottonwood Creek	February 23, 2018	1982	Millcreek, Utah	4,228	112	81.1%
Charleston	February 23, 2018	2005	Cedar Hills, Utah	4,829	64	96.7%
Courtyard	August 31, 2018	1992-2019	Portland, Oregon	5,180	309	90.5%
Total				**$ 4,951**	**604**	**89.1%**

[1] Calculated based on our revenue earned during the year ended December 31, 2023 divided by average occupied units over the same period.

[2] Represents occupied units divided by total rentable units as of December 31, 2023.

ITEM 3. LEGAL PROCEEDINGS

(a) From time to time, we may become subject to legal proceedings arising in the ordinary course of our business. As of December 31, 2023, we were not a party to any material legal proceedings, nor were we aware of any such legal proceedings contemplated by governmental authorities.

(b) None.

ITEM 4. MINE SAFETY DISCLOSURES

Not Applicable.

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Market Information

As of March 22, 2024, we had approximately 11.6 million shares of Class A common stock outstanding, approximately 0.1 million shares of Class T common stock outstanding, approximately 0.1 million shares of Class W common stock outstanding, approximately 1.1 million shares of Class Y common stock outstanding and approximately 0.2 million shares of Class Z common stock outstanding held by a total of approximately 1,600 stockholders of record.

There is no established trading market for our common stock. Therefore, there is a risk that a stockholder may not be able to sell our stock at a time or price acceptable to the stockholder, or at all. As of March 31, 2020, prior to suspension and subsequent termination of our Primary Offering, we were offering shares of our Class Y common stock and our Class Z common stock in the Primary Offering at $9.30 per share and shares of our Class A, Class T, Class W, Class Y, and Class Z common stock at a price of $9.30 per share pursuant to our distribution reinvestment plan. Pursuant to the terms of our charter, certain restrictions are imposed on the ownership and transfer of shares.

On March 30, 2020, our board of directors approved the suspension of the Primary Offering based upon various factors, including the uncertainty relating to the novel coronavirus ("COVID-19") pandemic and its potential impact on us and our overall financial results. Our board of directors also approved the suspension of our share redemption program and the suspension of distributions to our stockholders.

Unless and until our shares are listed for trading on a national securities exchange, it is not expected that a public market for our shares will develop. To assist fiduciaries of plans subject to the annual reporting requirements of ERISA and account trustees or custodians to prepare reports relating to an investment in our shares, we intend to provide reports of our quarterly and annual determinations of the current value of our net assets per outstanding share to those fiduciaries (including account trustees and custodians) who identify themselves to us and request the reports.

Determination of Estimated Per Share Net Asset Value

On January 22, 2024, the board of directors (the "Board") of the Company, at the recommendation of the Nominating and Corporate Governance Committee of the Board (the "Committee"), unanimously approved and established our estimated net asset value per share ("Estimated Per Share NAV") for our Class A shares, Class T shares, Class W shares, Class Y shares, and Class Z shares of $6.34 based on the estimated value of our assets less the estimated value of our liabilities, or net asset value, divided by the number of shares outstanding on an adjusted fully diluted basis, calculated as of September 30, 2023. We are providing this Estimated Per Share NAV to assist broker-dealers in connection with their obligations under applicable Financial Industry Regulatory Authority ("FINRA") rules with respect to customer account statements and to assist fiduciaries in discharging their obligations under Employee Retirement Income Security Act ("ERISA") reporting requirements. This valuation was performed in accordance with the provisions of Practice Guideline 2013-01, Valuations of Publicly Registered Non-Listed REITs, issued by the Institute for Portfolio Alternatives ("IPA") in April 2013 (the "IPA Guidelines").

The Committee, comprised of our two independent directors, was responsible for the oversight of the valuation process, including the review and approval of the valuation process and methodology used to determine the Estimated Per Share NAV, the consistency of the valuation methodology with real estate standards and practices, and the reasonableness of the assumptions used in the valuations and appraisals.

The Committee approved the engagement of Kroll Real Estate Advisory Group, LLC ("Kroll"), an independent third party real estate valuation and advisory firm, to provide valuation services for our assets and liabilities. In connection therewith, Kroll provided values for our student housing property and four senior housing properties owned as of September 30, 2023 and a calculation of a range of the estimated value per share of our Class A shares, Class T shares, Class W shares, Class Y shares, and Class Z shares as of September 30, 2023. The scope of work conducted by Kroll was in conformity with the requirements of the Code of Professional Ethics and Standards of Professional Appraisal Practice of the Appraisal Institute and the Uniform Standards of Professional Appraisal Practice. Each of the appraisals was prepared by Kroll personnel who are members of the Appraisal Institute and have the Member of Appraisal Institute ("MAI") professional designation. We previously engaged Kroll to assist management in the allocation of purchase price for its student housing and senior housing property acquisitions and to perform a net asset value calculation for us for the periods ended June 30, 2020 (as Duff & Phelps, LLC, the predecessor to Kroll), December 31, 2021, and September 30, 2022. Other than its engagement as described herein, Kroll does not have any direct or indirect material interest in any transaction with us or our Advisor. We do not believe that there are any material conflicts of interest between Kroll, on the one hand, and us or our Advisor, on the other hand. We have agreed to indemnify Kroll against certain liabilities arising out of this engagement.

After considering all information provided, and based on the Committee's extensive knowledge of the Company's assets and liabilities, the Committee concluded that the range in estimated value per share of $5.38 to $7.43, with an approximate mid-range value of $6.34, as indicated in the valuation report provided by Kroll (the "Valuation Report") was reasonable and recommended to the Board that it adopt $6.34 as the Estimated Per Share NAV for the Company's Class A shares, Class T shares, Class W shares, Class Y shares, and Class Z shares. The Board unanimously agreed upon the Estimated Per Share NAV of $6.34 recommended by the Committee, which determination is ultimately and solely the responsibility of the Board.

The table below sets forth the calculation of our estimated value per share as of September 30, 2023, and the Company's previous estimated value per share as of September 30, 2022:

	September 30, 2023		September 30, 2022	
Assets				
Investments in Real Estate Assets				
Senior Living Properties	$	199,900,000	$	195,900,000
Student Housing Properties		63,000,000		55,800,000
Total Market Value	**$**	**262,900,000**	**$**	**251,700,000**
Other Assets				
Cash & Cash Equivalents	$	6,560,288	$	12,531,012
Restricted Cash		3,233,764		3,143,056
Prepaids, Accounts Receivable, and Misc.		1,192,508		1,399,576
Total Other Assets	**$**	**10,986,560**	**$**	**17,073,644**
Liabilities				
Fair Value of Debt	$	155,005,285	$	155,596,428
Accounts Payable and Accrued Expenses		4,154,745		3,667,725
Due to Affiliates		14,986,070		12,471,927
Distributions Payable		6,516,198		5,196,255
Preferred Equity		10,165,594		10,165,594
Total Liabilities	**$**	**190,827,892**	**$**	**187,097,929**
Net Asset Value (NAV)	**$**	**83,058,668**	**$**	**81,675,715**
Number of Shares Outstanding		**13,092,169**		**13,089,669**
NAV Allocated to Class A Shares	$	73,840,690	$	72,609,487
Number of Outstanding Class A Shares[1]		11,639,180		11,636,680
NAV Per Share – Class A		6.34		6.24
NAV Allocated to Class T Shares	$	492,293	$	484,189
Number of Outstanding Class T shares		77,598		77,598
NAV Per Share – Class T		6.34		6.24
NAV Allocated to Class W Shares	$	542,729	$	533,795
Number of Outstanding Class W Shares		85,548		85,548
NAV Per Share – Class W		6.34		6.24
NAV Allocated to Class Y Shares	$	7,126,693	$	7,009,370
Number of Outstanding Class Y Shares		1,123,349		1,123,349
NAV Per Share – Class Y		6.34		6.24
NAV Allocated to Class Z Shares	$	1,056,263	$	1,038,874
Number of Outstanding Class Z Shares		166,494		166,494
NAV Per Share – Class Z		6.34		6.24

    Includes outstanding units in our operating partnership ("OP Units") and unvested restricted stock issued to our independent directors.

Methodology and Key Assumptions

In determining the Estimated Per Share NAV, the Board considered the recommendation of the Committee, the Valuation Report provided by Kroll, and information provided by our management. Our goal in calculating the Estimated Per Share NAV is to arrive at a value that is reasonable and supportable using what the Committee and the Board each deems to be appropriate valuation methodologies and assumptions. For additional details, please see the recent market conditions section of Management's Discussion and Analysis of Financial Condition and Results of Operations included in our quarterly and annual reports filed with the SEC. Future valuations of our properties or other assets and liabilities could continue to be affected by COVID-19 or any associated weakened economic conditions.

The following is a summary of the valuation methodologies and assumptions used by the Board to value our assets and liabilities.

Real Estate Properties

We engaged Kroll to provide an appraisal, as of September 30, 2023, of our student housing property and our four senior housing properties (the "Appraised Properties"). Kroll's opinion of value used in calculating the Estimated Per Share NAV above is based on the individual asset values of each of the Appraised Properties in the portfolio on the valuation date in accordance with the IPA Guidelines. The appraisal was not intended to estimate or calculate our enterprise value. The appraisals were performed in accordance with the Uniform Standards of Professional Appraisal Practice, or USPAP, the real estate appraisal industry standards created by The Appraisal Foundation, as well as the requirements of the state where each real property is located. Each appraisal was reviewed, approved, and signed by an individual with the professional designation of MAI.

The scope of work by Kroll in performing the appraisal of the Appraised Properties included:

- analyzing the Appraised Properties on solely a desktop basis;

- studying each of the student housing and the senior housing markets to measure current market conditions, supply and demand factors, growth patterns, and their effect on the Appraised Properties;

- utilizing the income capitalization approach as the primary indicator of value for each of the Appraised Properties with support from the sales comparison approach;

- delivering a range of values with a midpoint estimate for each of the Appraised Properties, as well as the underlying assumptions used in the analysis, including capitalization rates, discount rates, growth rates, and others as appropriate;

- reviewing our other assets and liabilities and the estimate of our market value provided by us as of the valuation date;

- reviewing our debt and analyzing the mark-to-market of the value of the assumed debt;

- discussing with us the finalization of the market value estimates of all assets and liabilities held by us in order for us to arrive at a fair value estimate of the net asset value per share in conformance with the IPA Guidelines.

The income capitalization approach is a valuation technique that provides an estimation of the value of an asset based on market expectations about the cash flows that an asset would generate over its remaining useful life. The income capitalization approach begins with an estimation of the annual cash flows a market participant would expect the subject asset to generate over a discrete projection period. The estimated cash flows for each of the years in the discrete projection period are then capitalized at an appropriate rate to derive an estimate of value (the "direct capitalization method") or converted to their present value equivalent using a market-oriented discount rate appropriate for the risk of achieving the projected cash flows (the "discounted cash flow method"). In the discounted cash flow method, the present value of the estimated cash flows are then added to the present value equivalent of the residual value of the asset which is calculated based upon applying a terminal capitalization rate to the projected net operating income of the property at the end of the discrete projection period to arrive at an estimate of value. The discounted cash flow method is more appropriate for the analysis of investment properties with multiple leases, particularly leases with cancellation clauses or renewal options and especially in volatile markets. The direct capitalization method is normally more appropriate for properties with relatively stable operating histories and expectations. Kroll utilized the discounted cash flow method for all of the Appraised Properties.

In utilizing the discounted cash flow method, Kroll estimated the value of the individual Appraised Properties primarily by using a multiple year discounted cash flow analysis. Kroll calculated the value of the individual Appraised Properties using our historical financial data and forecasts going forward, base capitalization rates, terminal capitalization rates and discount rates that fall within ranges Kroll believes would be used by similar investors to value each of the Appraised Properties. The capitalization rates and discount rates were calculated utilizing methodologies that adjust for market specific information and national trends in student housing and senior housing. As a test of reasonableness, Kroll compared the metrics of the valuation of the Appraised Properties to current market activity of student housing properties and senior housing properties.

The sales comparison approach is a valuation technique that provides an estimation of value based on what other purchasers and sellers in the market have agreed to as price for comparable improved properties. The valuation process is a comparison and correlation between the subject asset and other similar assets. Considerations such as time and condition of sale and terms of agreements are analyzed for comparable assets and are adjusted to arrive at an estimation of the fair value of the subject asset. Kroll did not conduct a full analysis using the sales comparison approach, but did utilize the sales comparison approach to provide support for its value estimate.

We acquired the Appraised Properties for an aggregate purchase and development price of approximately $237.5 million. As of September 30, 2023, the total appraised midpoint value of the individual Appraised Properties as provided by Kroll using the valuation method described above was approximately $262.9 million. This represents an approximate 10.7% increase in the total value of the Appraised Properties over the aggregate purchase price.

The following summarizes the key assumptions that were used by Kroll to arrive at the midpoint estimated market value of the senior housing properties valued using the discounted cash flow method:

Assumption	Range in Values	Weighted Average Basis
Terminal capitalization rate	7.00% to 7.25%	7.10%
Discount rate	8.50% to 8.75%	8.60%
Annual rent growth rate (market)	3.00% to 7.50%	4.25%
Operating expense margin	55.00% to 72.50%	57.80%
Holding period	5 years	N/A

The following summarizes the key assumptions that were used by Kroll to arrive at the midpoint estimated market value of the student housing property valued using the discounted cash flow method:

Assumption	Range in Values	Weighted Average Basis
Terminal capitalization rate	5.50%	5.50%
Discount rate	6.75%	6.75%
Annual rent growth rate (market)	3.00%	3.00%
Annual expense growth rate	3.00%	3.00%
Holding period	5 years	N/A

While we believe that Kroll's assumptions and inputs are reasonable, a change in these assumptions and inputs would change the estimated value of the Appraised Properties. Assuming all other factors remain unchanged, a decrease in the terminal capitalization rate used for the properties valued using the discounted cash flow method of 50 basis points would increase the value of the Appraised Properties to approximately $278.9 million. Similarly, an increase in the terminal capitalization rate used for the properties valued using the discounted cash flow method of 50 basis points would decrease the value of the Appraised Properties to approximately $248.9 million. Assuming all other factors remain unchanged, a decrease in the discount rate used for the properties valued using the discounted cash flow method of 50 basis points would increase the value of the Appraised Properties to approximately $268.1 million. Similarly, an increase in the discount rate used for the properties valued using the discounted cash flow method of 50 basis points would decrease the value of the Appraised Properties to approximately $257.3 million.

Debt

The estimated value of the aggregate debt was equal to the aggregate amount of all principal balances outstanding as of September 30, 2023. The fair value of the aggregate debt was estimated by Kroll based on a comparison of the contractual terms of our debt instruments against market terms. As of September 30, 2023, the estimated fair value and aggregate amount of all principal balances outstanding of the debt were each approximately $155.0 million, representing a below market debt valuation of approximately $7.1 million.

Other Assets and Liabilities

The carrying values of the majority of the other assets and liabilities were considered to equal their book value. Adjustments to the GAAP carrying basis of certain assets were made to other assets in accordance with the IPA Guidelines. .

Limitations of Estimated Value Per Share

Current FINRA rules provide no guidance on the methodology an issuer must use to determine its estimated value per share. As with any valuation methodology, the methodology considered by the Board is based upon a number of estimates and assumptions that may not be accurate or complete. Different parties with different assumptions and estimates could derive a different estimated value per share, and these differences could be significant. Markets for real estate and real estate-related investments can fluctuate and values are expected to change in the future. The Estimated Per Share NAV is not audited and does not represent the fair value of our assets less our liabilities according to GAAP nor does it represent a liquidation value of our assets and liabilities or the amount at which our shares of common stock would trade on a national securities exchange. The estimated asset values may not represent current market value or book value. The estimated value of the Appraised Properties does not necessarily represent the value we would receive or accept if the assets were marketed for sale. The Estimated Per Share NAV does not reflect a real estate portfolio premium or discount compared to the sum of the individual property values. The Estimated Per Share NAV also does not take into account estimated disposition costs and fees for real estate properties. We have been negatively impacted by COVID-19, however we expect the adverse effects to continue to mitigate. For additional details, please see the recent market conditions section of Management's Discussion and Analysis of Financial Condition and Results of Operations included in our quarterly and annual reports filed with the SEC. Future valuations of our properties or other assets and liabilities could be affected by current economic risk factors and real estate and capital markets.

Accordingly, with respect to the Estimated Per Share NAV, we can give no assurance that:

- a stockholder would be able to resell their shares at this Estimated Per Share NAV;

- a stockholder would ultimately realize distributions per share equal to the Estimated Per Share NAV upon liquidation of the assets and settlement of the liabilities or a sale of our company;

- our shares of common stock would trade at the Estimated Per Share NAV on a national securities exchange;

- an independent third-party appraiser or other third-party valuation firm would agree with the Estimated Per Share NAV; or

- the methodology used to estimate the Estimated Per Share NAV will be in compliance with any future FINRA rules or ERISA reporting requirements.

Further, the Estimated Per Share NAV is based on the estimated value of our assets less the estimated value of our liabilities divided by the number of shares outstanding on an adjusted fully diluted basis, calculated as of September 30, 2023. The Estimated Per Share NAV per share was based upon 13,092,169 shares of equity interests as of September 30, 2023, which was comprised of (i) 11,639,180 outstanding shares of Class A common stock outstanding and unvested restricted stock issued to our independent directors, plus (ii) 77,598 outstanding shares of Class T common stock, plus (iii) 85,548 outstanding shares of Class W common stock, plus (iv) 1,123,349 outstanding shares of Class Y common stock, plus (v) 166,494 outstanding shares of Class Z common stock.

The value of our shares will fluctuate over time in response to developments related to individual assets in the portfolio and the management of those assets, and in response to the real estate and finance markets. We currently anticipate publishing a new estimated share value on an annual basis.

Distributions

We made an election to be taxed as a Real Estate Investment Trust ("REIT") under Sections 856 through 860 of the Code commencing with our taxable year ended December 31, 2017. To qualify as a REIT, we must continue to meet certain organizational and operational requirements, including a requirement to distribute at least 90% of the REIT's ordinary taxable income to stockholders (which is computed without regard to the dividends paid deduction or net capital gains and which does not necessarily equal net income as calculated in accordance with GAAP). As a REIT, we generally will not be subject to federal income tax on taxable income that we distribute to our stockholders. If we fail to qualify as a REIT in any taxable year, we will then be subject to federal income taxes on our taxable income at regular corporate rates and will not be permitted to qualify for treatment as a REIT for federal income tax purposes for four years following the year during which qualification is lost unless the IRS grants us relief under certain statutory provisions. Such an event could materially adversely affect our net income and net cash available for distribution to stockholders. However, we believe that we are organized and operate in such a manner as to qualify for treatment as a REIT and intend to operate in the foreseeable future in such a manner that we will remain qualified as a REIT for federal income tax purposes.

For income tax purposes, cash distributions to common stockholders are characterized as ordinary dividends, capital gain dividends, or as nontaxable distributions. To the extent that we make a cash distribution in excess of our current or accumulated earnings and profits, the distribution will be a non-taxable return of capital, reducing the tax basis in each U.S. stockholder's shares, and the amount of each distribution in excess of a U.S. stockholder's tax basis in its shares will be taxable as gain realized from the sale of its shares. We did not make any distributions during the year ended December 31, 2021. For the year ended December 31, 2022, we made a special one-time distribution in connection with the sale of the Tallahassee property. We did not make any distributions during the year ended December 31, 2023.

The following table shows the distributions we have paid in cash for the year ended December 31, 2022:

Quarter	OP Unit Holders	Common Stockholders	Distributions Declared per Common Share
4th Quarter 2022	$ 1,022	$ 522,553	$ 0.04

On March 30, 2020, based upon various factors, including the uncertainty relating to the COVID-19 pandemic and its potential impact on us and our overall financial results, our board of directors suspended distributions to our stockholders. We made a special one-time distribution in connection with the sale of the Tallahassee property during the year ended December 31, 2022. No other distributions have been made subsequent to the first quarter of 2020. If we begin paying distributions again, we expect that, over the long term, a greater percentage of our distributions will be paid from cash flows from operations. However, our operating performance cannot be accurately predicted and may deteriorate in the future due to numerous factors, including the financial performance of our investments in the current real estate and financial environment and the types and mix of investments in our portfolio. As a result, future distributions declared and paid may exceed cash flow from operations.

Securities Authorized for Issuance Under Equity Compensation Plans

The following table provides details of our Employee and Director Long-Term Incentive Plan as of December 31, 2023, under which shares of our Class A common stock are authorized for issuance.

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining for Future Issuance Under Equity Compensation Plans (1)
Equity Compensation Plans Approved by Security Holders	—	—	1,288,592
Equity Compensation Plans Not Approved by Security Holders	—	—	—
Total	—	—	1,288,592

(1) The total number of shares of our common stock (or common stock equivalents) reserved for issuance under our incentive plan is equal to 10% of our outstanding shares of stock at any time, but not to exceed 10,000,000 shares. At this time, we have no plans to issue any awards under our incentive plan, except for the granting of restricted stock to our independent directors. As of December 31, 2023, we had approximately 13,085,919 outstanding shares of common stock.

Share Redemption Program

Prior its suspension, our share redemption program enabled our stockholders to have their shares redeemed by us, subject to the significant conditions and limitations described in our prospectus and publicly filed documents. During the year ended December 31, 2023, we did not redeem any shares.

Our share redemption program is presently suspended. See Note 8 – Commitments and Contingencies, of the Notes to the Consolidated Financial Statements contained in this report for additional information.

ITEM 6. [RESERVED]

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with our accompanying consolidated financial statements and the notes thereto. See also "Cautionary Note Regarding Forward-Looking Statements" preceding Part I.

Overview

Strategic Student & Senior Housing Trust, Inc. was formed on October 4, 2016 and commenced formal operations on June 28, 2017, as discussed below. We were formed under the MGCL for the purpose of engaging in the business of investing in student housing and senior housing properties and related real estate investments. We elected to be treated as a REIT under the Internal Revenue Code for federal income tax purposes beginning with our taxable year ended December 31, 2017.

On January 27, 2017, pursuant to a confidential private placement memorandum, we commenced a private offering of up to $100,000,000 in shares of our common stock (the "Primary Private Offering") and 1,000,000 shares of common stock pursuant to our distribution reinvestment plan (together with the Primary Private Offering, the "Private Offering"). The Private Offering required a minimum offering amount of $1,000,000, which we met on August 4, 2017. Our Private Offering terminated on March 15, 2018. We raised offering proceeds of approximately $91.5 million from the issuance of approximately 10.7 million shares pursuant to the Private Offering. Please see the Notes to the Consolidated Financial Statements contained elsewhere in this report for additional information. Upon the commencement of our Public Offering, discussed below, and the filing of the articles of amendment to our charter, all outstanding common stock was redesignated as Class A common stock.

On May 1, 2018, we commenced a public offering of a maximum of $1.0 billion in common shares for sale to the public (the "Primary Offering") and $95.0 million in common shares for sale pursuant to our distribution reinvestment plan (together with the Primary Offering, the "Public Offering," and collectively with the Private Offering, the "Offerings"), consisting of three classes of shares: Class A shares for $10.33 per share (up to $450 million in shares), Class T shares for $10.00 per share (up to $450 million in shares), and Class W shares for $9.40 per share (up to $100 million in shares).

On June 21, 2019, we suspended the sale of Class A shares, Class T shares, and Class W shares in the Primary Offering and filed a post-effective amendment to our Registration Statement to register two new classes of common stock (Class Y shares and Class Z shares) with the SEC. On July 10, 2019, the amendment to our Registration Statement was declared effective by the SEC. Also on July 10, 2019, we filed articles supplementary to our charter which reclassified certain authorized and unissued shares of our common stock into Class Y shares and Class Z shares. Effective July 10, 2019, we began offering Class Y shares (up to $700 million in shares) and Class Z shares (up to $300 million in shares) in our Primary Offering at a price of $9.30 per share and are offering Class A shares, Class T shares, Class W shares, Class Y shares, and Class Z shares pursuant to our distribution reinvestment plan at a price of $9.30 per share. The termination of our Primary Offering occurred on May 1, 2021.

On March 30, 2020, our board of directors approved the suspension of the Primary Offering based upon various factors, including the uncertainty relating to the novel coronavirus ("COVID-19") pandemic and its potential impact on us and our overall financial results. Our board of directors also approved the suspension of our share redemption program (see Note 8 – Commitments and Contingencies for additional detail) and the suspension of distributions to our stockholders. Primarily as a result of the suspension and subsequent termination of our Public Offering, we currently do not have the equity capital needed to acquire additional properties and, consequently, we are focusing our efforts on managing our existing properties.

Subsequent to March 31, 2020, no sales were made pursuant to the Primary Offering. As of December 31, 2023, we had sold approximately 362,000 Class A shares, approximately 70,000 Class T shares, approximately 83,000 Class W shares, approximately 1.1 million Class Y shares, and approximately 165,000 Class Z shares for gross offering proceeds of approximately $17.1 million in our Primary Offering.

On January 22, 2024, our board of directors, upon recommendation of our nominating and corporate governance committee, approved an estimated value per share of $6.34 for our Class A shares, Class T shares, Class W shares, Class Y shares, and Class Z shares based on the estimated value of our assets less the estimated value of our liabilities, or net asset value, divided by the number of shares outstanding on an adjusted fully diluted basis, calculated as of September 30, 2023.

As of December 31, 2023 we owned one student housing property and four senior housing properties.

Student Housing

As of December 31, 2023, our student housing property portfolio was comprised as follows:

Property	Date Acquired	Year Built	Primary University Served	Average Monthly Revenue / Bed[1]	# of Units	# of Beds	Occupancy %[2]
Fayetteville	June 28, 2017	2016	University of Arkansas	$ 650	198	589	96.3%

[1]   Calculated based on our base rental revenue earned during the year ended December 31, 2023 divided by average occupied beds over the same period.
[2]   Represents occupied beds divided by total rentable beds as of December 31, 2023.

Senior Housing

As of December 31, 2023, our senior housing property portfolio was comprised as follows:

Property	Date Acquired	Year Built	City, State	Average Monthly Revenue / Unit[1]	# of Units	Occupancy%[2]
Wellington	February 23, 2018	1999	Millcreek, Utah	$ 5,070	119	89.2%
Cottonwood Creek	February 23, 2018	1982	Millcreek, Utah	4,228	112	81.1%
Charleston	February 23, 2018	2005	Cedar Hills, Utah	4,829	64	96.7%
Courtyard	August 31, 2018	1992-2019	Portland, Oregon	5,180	309	90.5%
Total				**$ 4,951**	**604**	**89.1%**

[1]   Calculated based on our revenue earned during the year ended December 31, 2023 divided by average occupied units over the same period.
[2]   Represents occupied units divided by total rentable units as of December 31, 2023.

Critical Accounting Policies and Estimates

We have established accounting policies which conform to generally accepted accounting principles ("GAAP") in the U.S. Preparing financial statements in conformity with GAAP requires management to use judgment in the application of accounting policies, including making estimates and assumptions. Following is a discussion of the estimates and assumptions used in setting accounting policies that we consider critical in the presentation of our consolidated financial statements. Many estimates and assumptions involved in the application of GAAP may have a material impact on our financial condition or operating performance, or on the comparability of such information to amounts reported for other periods, because of the subjectivity and judgment required to account for highly uncertain items or the susceptibility of such items to change. These estimates and assumptions affect our reported amounts of assets and liabilities, our disclosure of contingent assets and liabilities at the dates of the financial statements and our reported amounts of revenues and expenses during the periods covered by this report. If management's judgment or interpretation of the facts and circumstances relating to various transactions had been different, it is possible that different accounting policies would have been applied or different amounts of assets, liabilities, revenues and expenses would have been recorded, thus resulting in a materially different presentation of the financial statements or materially different amounts being reported in the financial statements. Additionally, other companies may use different estimates and assumptions that may impact the comparability of our financial condition and results of operations to those companies.

We believe that our critical accounting policies include the following: real estate purchase price allocations; the evaluation of whether any of our long-lived assets have been impaired; the determination of the useful lives of our long-lived assets; and the evaluation of the consolidation of our interests in joint ventures. The following discussion of these policies supplements, but does not supplant the description of our significant accounting policies, as contained in Note 2 – Summary of Significant Accounting Policies of the Notes to the Consolidated Financial Statements contained in this report, and is intended to present our analysis of the uncertainties involved in arriving upon and applying each policy.

Real Estate Purchase Price Allocation

We account for acquisitions in accordance with GAAP which requires that we allocate the purchase price of a property to the tangible and intangible assets acquired and the liabilities assumed based on their relative fair values. This guidance requires us to make significant estimates and assumptions, including fair value estimates, which requires the use of significant unobservable inputs as of the acquisition date.

The value of the tangible assets, consisting of land and buildings, is determined as if vacant. Because we believe that substantially all of the leases in place at properties we will acquire will be at market rates, as the majority of the leases are one year or less, we do not expect to allocate any portion of the purchase prices to above or below market leases. Acquisitions of portfolios of properties are allocated to the individual properties based upon an income approach or a cash flow analysis using appropriate risk adjusted capitalization rates which take into account the relative size, age, and location of the individual property along with current and projected occupancy and rental rate levels or appraised values, if available.

Our allocations of purchase prices are based on certain significant estimates and assumptions, variations in such estimates and assumptions could result in a materially different presentation of the consolidated financial statements or materially different amounts being reported in the consolidated financial statements.

Impairment of Long-Lived Assets

The majority of our assets, other than cash and cash equivalents, restricted cash, and other assets consist of long-lived real estate assets as well as intangible assets related to our acquisitions. We will evaluate such assets for impairment based on events and changes in circumstances that may arise in the future and that may impact the carrying amounts of our long-lived assets. When indicators of potential impairment are present, we will assess the recoverability of the particular asset by determining whether the carrying value of the asset will be recovered, through an evaluation of the undiscounted future operating cash flows expected from the use of the asset and its eventual disposition. This evaluation is based on a number of estimates and assumptions. Based on this evaluation, if the expected undiscounted future cash flows do not exceed the carrying value, we will adjust the value of the long-lived asset and recognize an impairment loss. Our evaluation of the impairment of long-lived assets could result in a materially different presentation of the consolidated financial statements or materially different amounts being reported in the consolidated financial statements, as the amount of impairment loss recognized, if any, may vary based on the estimates and assumptions we use.

Estimated Useful Lives of Long-Lived Assets

We assess the useful lives of the assets underlying our properties based upon a subjective determination of the period of future benefit for each asset. We record depreciation expense with respect to these assets based upon the estimated useful lives we determine. Our determinations of the useful lives of the assets could result in a materially different presentation of the financial statements or materially different amounts being reported in the financial statements, as such determinations, and the corresponding amount of depreciation expense, may vary dramatically based on the estimates and assumptions we use.

Consolidation of Investments in Joint Ventures

We evaluate the consolidation of our investments in joint ventures in accordance with relevant accounting guidance. This evaluation requires us to determine whether we have a controlling interest in a joint venture through a means other than voting rights, and, if so, such joint venture may be required to be consolidated in our financial statements. Our evaluation of our joint ventures under such accounting guidance could result in a materially different presentation of the financial statements or materially different amounts being reported in the consolidated financial statements, as the joint venture entities included in our financial statements may vary based on the estimates and assumptions we use.

REIT Qualification

We made an election under Section 856(c) of the Internal Revenue Code of 1986 (the "Code") to be taxed as a REIT, under the Code, commencing with our taxable year ended December 31, 2017. To continue to qualify as a REIT, we must meet certain organizational and operational requirements, including a requirement to currently distribute at least 90% of the REIT's ordinary taxable income to stockholders. By qualifying as a REIT for federal income tax purposes, we generally will not be subject to federal income tax on taxable income that we distribute to our stockholders. If we fail to qualify as a REIT in any taxable year, we will then be subject to federal income taxes on our taxable income at regular corporate rates and will not be permitted to qualify for treatment as a REIT for federal income tax purposes for four years following the year in which our qualification is denied. Such an event could materially and adversely affect our net income and could have a material adverse impact on our financial condition and results of operations. However, we believe that we are organized and operate in such a manner as to qualify for treatment as a REIT and intend to operate in the foreseeable future in such a manner that we will remain qualified as a REIT for federal income tax purposes.

Results of Operations

Overview

For the years ended December 31, 2023 and 2022, we have derived revenues principally from rents and related fees received from residents of our student housing and senior housing properties and to a lesser extent from other services provided at our senior housing properties. Our operating results depend significantly on our ability to retain our existing residents and lease our available units to new residents, while maintaining and, where possible, increasing rates. Additionally, our operating results depend on our residents making their required payments to us.

Competition in the markets in which we operate is significant and affects the occupancy levels, rental rates, rental revenues, fees and operating expenses of our student housing and senior housing properties. Development of any new student housing or senior housing properties would intensify competition in the markets in which we operate and could negatively impact our results.

Recent Market Conditions

On March 11, 2020, the World Health Organization declared COVID-19, a respiratory illness caused by the novel coronavirus, a pandemic, and on March 13, 2020, the United States declared a national emergency with respect to COVID-19. The COVID-19 pandemic caused state and local governments to institute quarantines, "shelter in place" rules and restrictions on travel, the types of business that were allowed to continue to operate, and the types of construction projects that were allowed to continue. We have implemented precautionary and protective measures intended to help ensure the well-being of our residents and staff at our student and senior housing properties. The Public Health Emergency expired in May 2023 and we expect the adverse effect the COVID-19 pandemic has had on our financial condition and results of operations to continue to mitigate. We expect revenues and expenses to continue to fluctuate, as we remain cognizant of the current economic risk factors, including interest rate fluctuations, that could negatively impact the financial performance of our portfolio in future periods.

During the years ended December 31, 2023 and 2022, there was limited COVID-19 impact at our Fayetteville property. In August 2022, the University of Arkansas reopened and instruction platforms primarily returned back to an on-campus format. On January 6, 2022, we sold the Tallahassee property to an unaffiliated third party. Occupancy at our Fayetteville property was over 96% as of December 31, 2023. Our pre-leasing for academic year 2024/2025 is currently at approximately 99% at our Fayetteville property serving the University of Arkansas. Due to increased enrollment over the last two years coupled with minimal new development in Fayetteville, we are experiencing more favorable supply and demand conditions, which has allowed us to continue to increase rental rates during the pre-leasing for academic year 2024/2025.

At our senior housing properties, during the majority of 2020, we limited visitors to our properties to essential visitors, including employees, care providers and medical personnel and family members. Also, in-person prospective resident property tours were either restricted or very limited. The protective measures implemented at our properties and the local government "stay at home" mandates limited our ability to accept new residents and influenced care givers and prospective residents to delay move-ins to our properties when there is not a medical necessity. Subsequent to the success of vaccination clinics in the spring of 2021 and the easing of local government COVID restrictions, we expanded in-person prospective resident tours and resumed certain community activities. During the second half of 2021, however, COVID-19 variant breakthrough infections had a negative impact on operations at our senior housing properties. These breakthrough infections resulted in resident hospitalizations, temporary community lockdowns, restricted family visitations, and staffing shortages. During 2022 and 2023, we have experienced increased move in activity and occupancies; however, we continue to incur incremental, COVID-19 related expenses. In addition, historically low unemployment and competitors, have negatively affected the ability of our senior housing properties to maintain necessary staffing levels resulting in the need to use third party contract services and overtime.

Comparison of the Years Ended December 31, 2023 and 2022

Leasing and Related Revenues - Student

Leasing and related revenues - student for the year ended December 31, 2023 were approximately $5.1 million, as compared to approximately $4.5 million for the year ended December 31, 2022, an increase of approximately $0.6 million. Approximately $0.7 million of the increase was attributable to increased rates and occupancy at our Fayetteville property, partially offset by the reduction in revenues as a result of the sale of the Tallahassee property in January 2022. We expect leasing and related revenues – student to fluctuate in future periods for the Fayetteville Property commensurate with our leasing activity.

Leasing and Related Revenues - Senior

Leasing and related revenues - senior for the year ended December 31, 2023 were approximately $32.6 million, as compared to approximately $29.9 million for the year ended December 31, 2022, an increase of approximately $2.7 million. The increase is primarily attributable to an increase in both occupancies and rates at our senior housing properties. We expect leasing and related revenues – senior to fluctuate in future periods commensurate with our leasing activity.

Property Operating Expenses - Student

Property operating expenses - student for both the years ended December 31, 2023 and 2022, were approximately $2.7 million. Such expenses include the cost to operate our student housing properties including payroll, utilities, insurance, real estate taxes, repairs and maintenance, marketing, and third-party property management fees. During the year ended December 31, 2023, property operating expenses increased approximately $0.1 million at our Fayetteville property, which were partially offset by the reduction in expenses as a result of the sale of the Tallahassee property in January 2022.

Property Operating Expenses - Senior

Property operating expenses - senior for the year ended December 31, 2023 were approximately $23.6 million, as compared to $21.6 million for the year ended December 31, 2022, an increase of approximately $2.0 million. Such property operating expenses include the cost to operate our senior housing properties including payroll, food service costs, utilities, insurance, real estate taxes, repairs and maintenance, marketing, and third-party property management fees. The increase is primarily due to occupancy related costs including an increase in payroll due to an increase in employee headcount and unit turnover costs to fill vacancies. To a lesser extent, inflationary pressures impacted overall property expenses, not limited to payroll, utilities, repairs and maintenance, and insurance.

Property Operating Expenses - Affiliates

Property operating expenses - affiliates for the year ended December 31, 2023 were approximately $2.5 million, as compared to $2.4 million for the year ended December 31, 2022, an increase of approximately $0.1 million. Property operating expenses - affiliates consists of asset management and property management oversight fees due to our Advisor.

General and Administrative Expenses

General and administrative expenses for the year ended December 31, 2023 were approximately $2.4 million, as compared to approximately $1.7 million for the year ended December 31, 2022, an increase of approximately $0.7 million. General and administrative expenses consist primarily of legal expenses, directors' and officers' insurance expense, transfer agent expenses, an allocation of a portion of payroll related costs attributable to our Advisor and its affiliates, accounting expenses, and professional services. The increase was primarily due to an increase in professional services, legal, and accounting expense. We expect general and administrative expenses to fluctuate in future periods commensurate with our operational activity.

Depreciation Expense

Depreciation expense for the year ended December 31, 2023 was approximately $7.1 million, as compared to approximately $7.4 million for the year ended December 31, 2022, a decrease of approximately $0.3 million. Depreciation expense consists primarily of depreciation on the buildings, site improvements, and furniture, fixtures and equipment at our properties. The decrease is primarily attributable to the sale of the Tallahassee property in January 2022.

Gain on the Sale of Real Estate, net

Gain on the sale of real estate, net for the year ended December 31, 2023 and 2022 was approximately none and $12.1 million, respectively. The net gain was related to the sale of the Tallahassee property on January 6, 2022.

Interest Expense

Interest expense for the year ended December 31, 2023 was approximately $9.0 million, as compared to approximately $8.3 million for the year ended December 31, 2022, an increase of approximately $0.7 million. Interest expense relates to debt financings used to acquire our student housing property and senior housing properties. The increase was primarily attributable to an increased interest rate on our variable rate KeyBank Bridge Loans. We expect interest expense to fluctuate in future periods commensurate with our future debt level and interest rates.

Interest Expense - Debt Issuance Costs

Interest expense - debt issuance costs for the year ended December 31, 2023 was approximately $0.3 million, as compared to approximately $0.4 million for the year ended December 31, 2022. Interest expense - debt issuance costs reflects the amortization of costs incurred in connection with obtaining debt related to the acquisition of our properties. We expect interest expense - debt issuance costs to fluctuate commensurate with our future financing activity.

Loss on Extinguishment of Debt

Loss on extinguishment of debt for the years ended December 31, 2023 and 2022 was approximately none and $2.0 million, respectively. The decrease is primarily attributable to approximately $1.9 million in yield maintenance fees, and the write-off of unamortized debt issuance costs related to the Tallahassee Nationwide mortgage loan paid off in connection with the sale of the Tallahassee property in January 2022.

Other

Other income for the year ended December 31, 2023 was approximately $0.1 million as compared to approximately $0.6 million for the year ended December 31, 2022, a decrease of approximately $0.5 million. During 2022, other income primarily related to our equity method investment in Power 5 Conference Student Housing, which sold the two remaining student housing assets that the DST owned and made a final distribution to us totaling approximately $1.0 million, resulting in a gain of approximately $0.6 million.

Comparison of the Years Ended December 31, 2022 and 2021

The results of operations and cash flows for the years ended December 31, 2022 compared to December 31, 2021 were included in our Annual Report on Form 10-K for the year ended December 31, 2022 which was filed with the SEC on March 24, 2023.

Liquidity and Capital Resources

Cash Flows

A comparison of cash flows for operating, investing and financing activities for the years ended December 31, 2023 and 2022 are as follows:

	Year Ended		
	December 31, 2023	December 31, 2022	Change
Net cash flow provided by (used in):			
Operating activities	$ 939,772	$ (88,267)	$ 1,028,039
Investing activities	(2,922,925)	45,452,185	(48,375,110)
Financing activities	(2,272,997)	(42,703,889)	40,430,892

Cash flows provided by (used in) operating activities for the years ended December 31, 2023 and 2022 were approximately $0.9 million and approximately ($0.1) million, respectively, a change of approximately $1.0 million. The increase in cash provided by operating activities was primarily the result of the increase in cash provided by operating assets and liabilities.

Cash flows (used in) provided by investing activities for the years ended December 31, 2023 and 2022 were approximately ($2.9) million and approximately $45.5 million, respectively, a change of approximately ($48.4) million. The decrease in cash provided by investing activities is primarily the result of the net proceeds from the sale of the Tallahassee property in January 2022.

Cash flows used in financing activities for the years ended December 31, 2023 and 2022 were approximately ($2.3) million and ($42.7) million, respectively, a change of approximately $40.4 million. The decrease in cash used in financing activities is primarily the result of the repayment of the entire principal balance of the Tallahassee Nationwide Loan totaling approximately $23.5 million and the principal payment of the KeyBank Bridge Loans of approximately $17.7 million in connection with the sale of the Tallahassee property in January 2022.

Short-Term Liquidity and Capital Resources

Our liquidity needs consist primarily of our property operating expenses, general and administrative expenses, regularly scheduled debt service payments, and capital expenditures. Currently, we generally expect that we will meet our short-term operating liquidity requirements from the combination of our cash on hand, proceeds from net cash provided by property operations, proceeds from secured or unsecured financing from banks or other lenders, issuance of preferred units in our Operating Partnership, and advances from our Advisor, which will be repaid, without interest, as funds are available after meeting our current liquidity requirements, subject to the limitations on reimbursement set forth in our Advisory Agreement.

We believe we have access to adequate resources to meet the needs of our existing operations, mandatory capital expenditures, and working capital, to the extent not funded by cash provided by operating activities. However, volatility in the debt and equity markets and continued and/or further impact of COVID-19, inflation and other economic events will depend on future developments, which are highly uncertain. While we do not expect such events to have a material impact upon our liquidity in the short-term, continued uncertainty or deterioration in the debt and equity markets over an extended period of time could potentially impact our liquidity over the long-term.

The KeyBank Bridge Loans were set to mature on April 30, 2024, however, on March 13, 2024, we amended the loans such that the maturity date was extended to June 30, 2025. Please see Note 9 – Subsequent Events for additional details.

The Fayetteville JPM Mortgage Loan matures on July 1, 2024. Management is working with the current lender to refinance the loan, which will extend the maturity date. If we are unable to refinance the loan with the current lender, we plan to seek a mortgage loan with a different lender or a related party. If we are unable to satisfy the loan through the required payment or refinance the loan prior to maturity, the lender would have the right to declare an event of default and foreclose on the underlying collateral securing the non-recourse loan.

Distribution Policy and Distributions

In order to retain cash and preserve financial flexibility in light of the impact that COVID-19 has had and could continue to have on our business and the uncertainty as to the ultimate severity, duration, and effects of the outbreak, on March 30, 2020, our board of directors approved the suspension of all distributions to our stockholders.

Historically, we have made distributions to our stockholders using a combination of cash flows from operations and the proceeds from the Public Offering in anticipation of additional future cash flow. As such, this reduces the amount of capital we ultimately invested in properties. Because substantially all of our operations are performed indirectly through our Operating Partnership, our ability to pay distributions depends in large part on our Operating Partnership's ability to pay distributions to its partners, including to us. In the event we do not have enough cash from operations to fund cash distributions, we may borrow, issue additional securities or sell assets in order to fund the distributions. Though we have previously only paid cash distributions and may pay stock distributions in the future, we are authorized by our charter to pay in-kind distributions of readily marketable securities, distributions of beneficial interests in a liquidating trust established for our dissolution and the liquidation of our assets in accordance with the terms of the charter or distributions that meet all of the following conditions: (a) our board of directors advises each stockholder of the risks associated with direct ownership of the property; (b) our board of directors offers each stockholder the election of receiving such in-kind distributions; and (c) in-kind distributions are only made to those stockholders who accept such offer.

Distributions are paid to our stockholders based on the record date selected by our board of directors. Prior to the suspension of our distributions, we paid distributions monthly based on daily declaration and record dates so that investors may be entitled to distributions immediately upon purchasing our shares. Distributions are authorized at the discretion of our board of directors, which are directed, in substantial part, by its obligation to cause us to comply with the REIT requirements of the Code. Our board of directors may increase, decrease or eliminate the distribution rate that is being paid at any time. Distributions are made on all classes of our common stock at the same time. The per share amount of distributions on different classes of shares will likely differ because of different allocations of class-specific expenses. Specifically, distributions on Class T shares, Class W shares, Class Y shares, and Class Z shares will likely be lower than distributions on Class A shares because Class T shares and Class Y shares are subject to ongoing stockholder servicing fees and Class W shares and Class Z shares are subject to ongoing dealer manager servicing fees. The funds we receive from operations that are available for distribution may be affected by a number of factors, including the following:

- our operating and interest expenses;
- the amount of distributions or dividends received by us from our indirect real estate investments;
- our ability to keep our properties occupied;
- our ability to maintain or increase rental rates;

- the performance of any lease-up, development and redevelopment properties we may acquire;

- any significant delays in construction for development or redevelopment properties we may acquire;

- construction defects or capital improvements; and

- capital expenditures and reserves for such expenditures.

The following shows our distributions paid and the sources of such distributions for the years ended December 31, 2023 and 2022:

	Year Ended December 31, 2023		Year Ended December 31, 2022	
Distributions paid in cash — common stockholders	$ —		$ 522,553	
Distributions paid in cash — Operating Partnership unitholders	—		1,022	
Distributions reinvested	—		—	
Total distributions	$ —		$ 523,575	
Source of distributions				
Cash flows provided by operations	$ —	0.0%	$ —	0.0%
Proceeds from our offerings	—	0.0%	—	0.0%
Proceeds from sale of asset	—	0.0%	523,575	100.0%
Offering proceeds from distribution reinvestment plan	—	0.0%	—	0.0%
Total sources	$ —	0.0%	$ 523,575	100.0%

We commenced paying distributions in September 2017. From our inception through December 31, 2023, we paid cumulative distributions of approximately $17.3 million including approximately $0.2 million related to our preferred unitholders, as compared to cumulative net loss attributable to our common stockholders of approximately $80.1 million which includes acquisition related expenses of approximately $3.4 million and non-cash depreciation and amortization of approximately $69.4 million.

For the year ended December 31, 2023, we did not declare or pay any distributions and had a net loss attributable to our common stockholders of approximately $11.1 million. Net loss attributable to our common stockholders for the year ended December 31, 2023 includes non-cash depreciation of approximately $7.1 million, and no acquisition related expenses.

We must distribute to our stockholders at least 90% of our taxable income each year in order to meet the requirements for being treated as a REIT under the Code. Our directors may authorize distributions in excess of this percentage as they deem appropriate. Because we may receive income from interest or rents at various times during our fiscal year, distributions may not reflect our income earned in that particular distribution period, but may be made in anticipation of cash flow that we expect to receive during a later period and may be made in advance of actual receipt of funds in an attempt to make distributions relatively uniform. To allow for such differences in timing between the receipt of income and the payment of expenses, and the effect of required debt payments, among other things, we could be required to borrow funds from third parties on a short-term basis, issue new securities, or sell assets to meet the distribution requirements that are necessary to achieve the tax benefits associated with qualifying as a REIT. We are not prohibited from undertaking such activities by our charter, bylaws or investment policies, and we may use an unlimited amount from any source to pay our distributions. These methods of obtaining funding could affect future distributions by increasing operating costs and decreasing available cash, which could reduce the value of our stockholders' investment in our shares. In addition, such distributions may constitute a return of investors' capital. In the future, we may decide to make stock distributions or to make distributions using a combination of stock and cash in order to meet the REIT distribution requirements under the Code or otherwise.

We have not been able to, and may not be able to, pay distributions solely from our cash flows from operations, in which case distributions may be paid in part from debt financing. The payment of distributions from sources other than cash flows from operations may reduce the amount of proceeds available for investment and operations or cause us to incur additional interest expense as a result of borrowed funds.

Indebtedness

As of December 31, 2023, our total indebtedness was approximately $161.6 million, which included approximately $135.9 million in fixed rate debt and $25.7 million in variable rate debt. See Note 4 of the Notes to the Consolidated Financial Statements for more information about our indebtedness.

In May 2020, we, through wholly-owned subsidiaries of our Operating Partnership, entered into four PPP Loans for payroll and related costs at each of our senior housing properties for a total of $1.95 million in the aggregate. Each PPP Loan had a term of two years, accrued interest at a rate of 1.00%, and was eligible for prepayment in whole or in part without penalty. No interest payments were due until the end of the deferral period in September 2021. The proceeds from the PPP Loans were used primarily for payroll costs, as defined by the CARES Act. During the year ended December 31, 2021 our applications for forgiveness for all of the PPP Loans were accepted and we recognized approximately $2.0 million in debt forgiveness and the related accrued interest in other income in our accompanying consolidated statements of operations.

Operations at Cottonwood Creek were negatively impacted by the global COVID-19 pandemic. In light of these conditions, on May 12, 2020, the Cottonwood Borrower entered into a forbearance agreement with Midland Loan Services, a division of PNC Bank National Association, and KeyBank National Association (each a "Servicer" and collectively, the "Servicers") in connection with the Freddie Mac Cottonwood Loan (the "Forbearance Agreement"). Pursuant to the Forbearance Agreement, the Servicers agreed to a forbearance of three consecutive monthly installments of principal, interest, and certain deposits otherwise due, effective with the monthly installment due on May 1, 2020 (the "Forbearance Amount"). The Forbearance Amount was repaid without additional interest or prepayment premiums in 12 equal monthly installments, remitted together with each regularly scheduled monthly installment, which commenced in August 2020 and concluded in August 2021.

On November 13, 2020, we entered into an amendment to the KeyBank Bridge Loans (the "Fifth Amendment"), pursuant to which the loan maturity date was further extended to April 30, 2022 and certain covenants were revised. We were required to pay $1.0 million of the balance of the loan at signing of the Fifth Amendment, along with a fee equal to 0.50% of the then-outstanding principal balance of the loan. Beginning in May 2021, since the balance of the KeyBank Bridge Loans had not been reduced to $20 million, we were required start paying a monthly fee of 0.05% of the loan balance above $20 million until such reduction is reached. Additionally, since the balance of the KeyBank Bridge Loans had not been reduced to $20 million by October 31, 2021, we were required to start making principal payments of $50,000 per month until such reduction is reached. The interest rate on the KeyBank Bridge Loans is also now subject to a minimum SOFR of 0.25% plus 400 basis points. Pursuant to the Fifth Amendment, we are also required to fund a reserve comprised of six months of interest payments, which may be utilized to pay interest but must generally be replenished. See Note 4 of the Notes to the Consolidated Financial Statements for more information about the required payments. On November 9, 2021, we amended the KeyBank Bridge Loans such that the loan maturity date was further extended to April 30, 2023. In connection with the sale of the Tallahassee property, we paid $17 million toward the principal of the KeyBank Bridge Loans. On October 28, 2022, we amended the KeyBank Bridge Loans such that the loan maturity date was further extended to April 30, 2024. Subsequent to December 31, 2023, on March 13, 2024, we amended the KeyBank Bridge Loans such that the loan maturity date was further extended to June 30, 2025 and the previously established interest reserve was released. Please see Note 9 – Subsequent Events for additional details.

If necessary, we will request that our lender, KeyBank, grant covenant relief, as well as extend the maturity date of the loans. If we are unable to obtain covenant relief or extend the maturity date of the loans, we plan to seek other sources of financing with a different lender. Alternatively, we could also sell one or more of the properties we currently own to generate proceeds that could be used to satisfy these loans. If the KeyBank Bridge Borrowers are unable to refinance or satisfy the loans as described above and the Company was unable to satisfy its guaranty, KeyBank will have the right to sell or dispose of the collateral and/or enforce and collect the collateral securing the loans.

The Fayetteville JPM Mortgage Loan matures on July 1, 2024. Management is working with the current lender to refinance the loan, which will extend the maturity date. If we are unable to refinance the loan with the current lender, we plan to seek a mortgage loan with a different lender or a related party. If we are unable to satisfy the loan through the required payment or refinance the loan prior to maturity, the lender would have the right to declare an event of default and foreclose on the underlying collateral securing the non-recourse loan.

Long-Term Liquidity and Capital Resources

On a long-term basis, our principal demands for funds will be for the payment of interest and principal on our outstanding indebtedness, for the payment of operating expenses and distributions, if resumed in the future, and for property expansion, capital improvements, and acquisitions, either directly or through entity interests, if any.

Long-term potential future sources of capital include secured or unsecured financings from banks or other lenders, issuance of equity securities including private offerings, undistributed funds from operations, and potential sales of remaining properties. To the extent we are not able to secure requisite financing in the form of a credit facility or other debt, we will be dependent upon proceeds from the issuance of equity securities, cash flows from operating activities and potential sales of remaining properties in order to meet our long-term liquidity requirements and to fund our distributions, if any.

Contractual Obligations

The following table summarizes our contractual obligations as of December 31, 2023:

	Payments due during the years ending December 31:			
	Total	2024	2025-2026	2027-2028
Debt interest [1]	$ 26,743,401	$ 8,431,385	$ 11,079,831	$ 7,232,185
Debt principal [2]	161,557,047	57,102,704	3,809,070	100,645,273
Total contractual obligations	$ 188,300,448	$ 65,534,089	$ 14,888,901	$ 107,877,458

[1] Interest expense for variable rate debt was calculated based on the rate in effect on December 31, 2023.

[2] The required principal payments and the related interest on KeyBank Bridge Loans have been reflected in the above table, assuming that the outstanding principal is paid off at the original maturity of the loan. On March 13, 2024, we amended the KeyBank Bridge Loans such that the loan maturity date was further extended to June 30, 2025. Please see Note 9 – Subsequent Events for additional details.

Subsequent Events

Please see Note 9 - Subsequent events, of the Notes to the Consolidated Financial Statements contained in this report.

Seasonality

We believe that we will experience minor seasonal fluctuations in the occupancy levels of our facilities which we believe will be slightly higher over the summer months due to increased moving activity.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market risk includes risks that arise from changes in interest rates, commodity prices, equity prices and other market changes that affect market sensitive instruments. In pursuing our business plan, we expect that the primary market risk to which we will be exposed is interest rate risk. We may be exposed to the effects of interest rate changes primarily as a result of borrowings used to maintain liquidity and fund acquisition, expansion, and financing of our real estate investment portfolio and operations. Our interest rate risk management objectives are to limit the impact of interest rate changes on earnings and cash flows and to lower overall borrowing costs. To achieve our objectives, we may borrow at fixed rates or variable rates. We may also enter into derivative financial instruments such as interest rate swaps and caps in order to mitigate our interest rate risk on a related financial instrument. We will not enter into derivative or interest rate transactions for speculative purposes.

As of December 31, 2023, our debt consisted of approximately $161.6 million, which included approximately $135.9 million in fixed rate debt and approximately $25.7 million in variable rate debt. Our debt instruments were entered into for other than trading purposes. Changes in interest rates have different impacts on fixed and variable debt. A change in interest rates on fixed rate debt impacts its fair value but has no impact on interest incurred or cash flows. A change in interest rates on the variable debt could impact the interest incurred and cash flows and its fair value. If the underlying rate of the related index on our variable rate debt were to increase or decrease by 100 basis points, the increase or decrease in interest would increase or decrease future earnings and cash flows by approximately $0.3 million annually.

The following table summarizes annual debt maturities and average interest rates on our outstanding debt as of December 31, 2023:

| | Year Ending December 31, | | | | | |
	2024	2025	2026	2027	2028	Total
Fixed rate debt	$31,386,154	$1,856,855	$1,952,215	$2,052,475	$98,592,798	$135,840,497
Average interest rate	4.85%	4.94%	4.94%	4.94%	4.94%	4.92%
Variable rate debt [2]	$25,716,550	$—	$—	$—	$—	$25,716,550
Average interest rate[1]	9.46%	—	—	—	—	9.46%

[1] The average interest rate was calculated based on the rate in effect on December 31, 2023.

[2] On March 13, 2024, we amended the KeyBank Bridge Loans such that the loan maturity date was further extended to June 30, 2025. Please see Note 9 – Subsequent Events for additional details.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The financial statements and supplementary data filed as part of this report are set forth below beginning on page F-1 of this report.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

As of the end of the period covered by this report, management, including our Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of the design and operation of our disclosure controls and procedures. Based upon this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures were effective as of the end of the period covered by this report to ensure that information required to be disclosed in the reports we file and submit under the Exchange Act is recorded, processed, summarized and reported as and when required. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in the reports we file and submit under the Exchange Act is accumulated and communicated to our management, including our Chief Executive Officer and our Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for us. Our management, including our Chief Executive Officer and Chief Financial Officer, evaluated, as of December 31, 2023, the effectiveness of our internal control over financial reporting using the framework in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on that evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2023.

There have been no changes in our internal control over financial reporting that occurred during the quarter ended December 31, 2023 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. As we are a non-accelerated filer, this report does not include an attestation report of our registered public accounting firm.

ITEM 9B. OTHER INFORMATION

For the year ended December 31, 2023, there was no information required to be disclosed in a report on Form 8-K which was not disclosed in a report on Form 8-K.

During the quarter ended December 31, 2023, no director or officer (as defined in Rule 16a-1(f) under the Exchange Act) of the Company adopted or terminated any Rule 10b5-1 trading arrangements or non-Rule 10b5-1 trading arrangements (in each case, as defined in Item 408(a) of Regulation S-K).

ITEM 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS, AND CORPORATE GOVERNANCE

Information Concerning Executive Officers and Directors

Included below is certain information regarding our executive officers and directors. All of our directors, including our two independent directors, have been nominated for re-election at the 2024 annual meeting of stockholders. All of our executive officers serve at the pleasure of our board of directors.

Name	Age	Position(s)	Period with Company
H. Michael Schwartz	57	Chairman of the Board and Director	10/2016 – present
John Strockis	66	Chief Executive Officer and President	10/2016 – present
Matt F. Lopez	46	Chief Financial Officer, Treasurer, and Secretary	12/2020 – present
Stephen G. Muzzy	56	Independent Director	2/2018 – present
Brent Chappell	59	Independent Director	2/2018 – present

H. Michael Schwartz. Mr. Schwartz serves as the Chairman of the board and a director. Mr. Schwartz has served as director since our initial formation and served as our Chief Executive Officer from our initial formation through March 2022. Mr. Schwartz also serves as the Chief Executive Officer of our Advisor and Sponsor. He also serves as Executive Chairman and Chief Executive Officer of SmartStop. He served as Chief Executive Officer of SmartStop from January 2013 until June 2019. He also serves as Chief Executive Officer and Chairman of Strategic Storage Growth Trust II, Inc. ("SSGT II"), a private, non-traded REIT that, until June 2019, was sponsored by our Sponsor, until that company's merger with and into a wholly-owned subsidiary of SmartStop in June 2022. Mr. Schwartz serves as Chief Executive Officer and Chairman of Strategic Storage Trust VI, Inc. ("SST VI"), a public non-traded REIT sponsored by an affiliate of our Sponsor, and Strategic Storage Growth Trust III, Inc. ("SSGT III"), a private non-traded REIT sponsored by an affiliate of our Sponsor. He served as Chief Executive Officer of SST IV, a public non-traded self storage REIT that, until June 2019, was sponsored by our Sponsor, until that company's merger with and into a wholly-owned subsidiary of SmartStop in March 2021. He served as Chief Executive Officer and Chairman of SSGT, a public non-traded self storage REIT sponsored by our Sponsor, until that company's merger with and into a wholly-owned subsidiary of SmartStop in January 2019. Mr. Schwartz served as Chief Executive Officer, President, and Chairman of SmartStop Self Storage, Inc. ("SmartStop Self Storage") from August 2007 until the merger of SmartStop Self Storage with Extra Space Storage, Inc. ("Extra Space") on October 1, 2015. Since February 2008, Mr. Schwartz has also served as Chief Executive Officer of Strategic Storage Holdings, LLC ("SSH"). Prior to this time, Mr. Schwartz held various roles in the real estate and financial services industries, which includes more than 25 years of real estate, securities, and corporate financial management experience. Mr. Schwartz holds a B.S. in Business Administration with an emphasis in Finance from the University of Southern California.

John Strockis. Mr. Strockis is our Chief Executive Officer and President. He has served as our Chief Executive Officer since March 2022, our President since July 2019, and was our Chief Investment Officer from February 2018 until March 2022. He was our Senior Vice President — Acquisitions from our formation until February 2018. Mr. Strockis is also President & Chief Investment Officer for our Sponsor, positions he has held since April 2022 and July 2019, respectively. Previously, he served as the Chief Investment Officer — Student & Senior Housing for our Sponsor from February 2018 until July 2019, and Senior Vice President — Acquisitions for our Sponsor from July 2016 until February 2018. He is also Chief Executive Officer of our Advisor, a position he has held since April 2022 and previously served as Chief Investment Officer of our Advisor from July 2019 until April 2022 and Senior Vice President — Acquisitions of our Advisor from October 2016 until July 2019. He is directly responsible for all non-self storage commercial property acquisitions, which includes student and senior housing. Mr. Strockis has more than 30 years of commercial real estate experience. Beginning in January 2011, Mr. Strockis was an active member of the board of directors of Sunwest Bank, serving as a member of its audit, compensation and directors investment committees, until his term expired in June 2018. From August 2014 until May 2016, Mr. Strockis worked as an Executive Managing Director with an Orange County-based brokerage company. Prior to that, Mr. Strockis served as the President and then Chief Executive Officer of MarWest Commercial Real Estate Services, the nation's largest commercial association manager, from March 2011 to August 2014 until its sale to FirstService Residential. From April 2009 until March 2011, Mr. Strockis served as Executive Managing Director at Voit Real Estate Services, where he was in charge of the Asset Services business group. In this role, Mr. Strockis worked with banks and lenders on distressed properties such as multi-family housing, office, industrial, research and development, land and retail assets to underwrite, reposition and asset manage properties prior to resale. At its peak, Mr. Strockis oversaw a 7 million square foot portfolio of distressed assets across the country. From March 2008 until December 2008, Mr. Strockis served as Senior VP of Acquisitions for ScanlanKemperBard acquiring value-add commercial office and retail properties in the Western United

States. Prior to that, Mr. Strockis worked at CBRE for 24 years in various positions including Senior Director of Acquisitions at CBRE Global Investors, now one of the world's largest commercial real estate advisors. While at CBRE, Mr. Strockis led a national acquisition effort of office, industrial, research and development, and retail properties closing over $2 billion in transactions. Mr. Strockis graduated from UCLA with a Bachelor's degree in Economics.

Matt F. Lopez. Mr. Lopez is our Chief Financial Officer and Treasurer, positions he has held since December 2020, and is also our Secretary, a position he has held since March 2022. He also served as Chief Financial Officer and Treasurer for SSGT II, positions he has held from July 2019 until that company's merger with a subsidiary of SmartStop in June 2022. Mr. Lopez serves as Chief Financial Officer and Treasurer for SST VI and SSGT III, positions he has held since October 2020 and February 2022, respectively. Mr. Lopez served as Chief Financial Officer and Treasurer of SST IV from January 2017 until that company's merger with and into a wholly-owned subsidiary of SmartStop in March 2021. From January 2017 until July 2019, he also served as the Chief Financial Officer of SST IV's related advisor entity and, from January 2017 until June 2019, he served as Chief Financial Officer and Treasurer of SmartStop. Previously, from October 2015 to January 2017, Mr. Lopez served as a Controller for our Sponsor and, in such capacity, was assigned to the accounting, financial management, and SEC and regulatory reporting of SmartStop. He also served as a Controller of SmartStop Self Storage from November 2014 until its merger with Extra Space in October 2015. From 2000 to 2014, Mr. Lopez was with PricewaterhouseCoopers LLP, holding various positions including audit senior manager from 2008 to 2014. In his 14 years in public accounting, Mr. Lopez had extensive experience in the real estate industry working with REITs, real estate investment funds, homebuilders and land development companies. He is a Certified Public Accountant, licensed in California, and a member of the American Institute of Certified Public Accountants. Mr. Lopez holds a B.A. degree from the University of California, Los Angeles.

Stephen G. Muzzy. Mr. Muzzy is one of our independent directors and is the chairman of our audit committee and a member of our nominating and corporate governance committee and compensation committee. Mr. Muzzy is also an independent director of SST VI. Mr. Muzzy was also an independent director of SSGT until that company merged with and into a wholly-owned subsidiary of SmartStop in January 2019, and he was previously an independent director of SST IV. He has 20 years of experience in the commercial banking industry, including both real estate and construction lending for commercial, industrial, self storage, office and retail real estate properties. Mr. Muzzy is currently a Partner at MF Partners, an investment partnership focusing on commercial real estate, including multi-family industrial and retail, a position he has held since October 2012. Prior to MF Partners, Mr. Muzzy was a Senior Vice President at OneWest Bank from March 2012 to May 2014. Prior to OneWest Bank, Mr. Muzzy was a Senior Vice President and Senior Banker with JPMorgan Chase's middle market banking group from January 2011 through March 2012, and a Vice President and Senior Relationship Manager with Wells Fargo's commercial banking group from August 2007 through January 2011. From February 2006 through August 2007, Mr. Muzzy was a Vice President at Commerce National Bank. Mr. Muzzy began his banking career in 1994 with Wells Fargo, where he held various positions, including Vice President, Business Development Officer, Relationship Manager, and Store Manager. He is an active member of the community and currently serves as a director at the Hoag Hospital Foundation. Mr. Muzzy graduated with a B.A. in Social Ecology from the University of California, Irvine, and has an MBA from Pepperdine University.

Brent Chappell. Mr. Chappell is one of our independent directors and is the chairman of our nominating and corporate governance committee and compensation committee and a member of our audit committee. Mr. Chappell is also an independent director of SSGT III. He has 36 years of experience in real estate portfolio management and financing, including serving in different roles over the course of 17 years at various healthcare REITs. From July 2017 through May 2022, Mr. Chappell was Executive Vice President – Portfolio Manager at Sabra Health Care REIT, Inc., or Sabra, a REIT focused on leasing healthcare properties to tenants and operators throughout the United States and Canada, a position he has held since July 2017. Prior to Sabra, Mr. Chappell was Senior Vice President of Investment and Portfolio Management at LTC Properties, Inc., or LTC, from June 2014 to June 2017 and a Vice President of Investment and Portfolio Management at LTC from June 2013 to June 2014. LTC is a REIT that invests in senior housing and healthcare properties primarily through sale-leaseback transactions, mortgage financing and structured finance solutions, including mezzanine lending. Prior to LTC, Mr. Chappell was Vice President of Portfolio Management at Nationwide Health Properties, Inc., which was acquired by Ventas, Inc. in June 2011. Mr. Chappell served in that role from March 2006 to February 2012. Nationwide Health Properties, Inc. was a REIT that invested primarily in healthcare real estate in the United States, and Ventas, Inc. is a REIT with investments in the United States, Canada and the United Kingdom. Mr. Chappell currently serves as owner and Chief Financial Officer of Synergy Hospice Care, Inc. and, prior to his healthcare REIT experience described above, also served as Director, Asset Management for Pacific Life and in various asset and portfolio management positions for Catellus Development Corporation and The Koll Company. Mr. Chappell graduated with a B.A. in Political Science and Business Administration from the University of California, Los Angeles, has an MBA from the University of California, Irvine, and has a Master of Aging Services Management from the University of Southern California.

Code of Ethics

Our board of directors adopted a Code of Ethics and Business Conduct on February 27, 2018 (as amended, the "Code of Ethics"), which contains general guidelines applicable to our executive officers, including our principal executive officer, principal financial officer and principal accounting officer, our directors and employees, and officers of our Advisor, and its affiliates who perform material functions for us. We adopted the Code of Ethics with the purpose of promoting the following: (1) honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships; (2) full, fair, accurate, timely, and understandable disclosure in reports and documents that we file with or submit to the SEC and in other public communications made by us; (3) compliance with applicable laws and governmental rules and regulations; (4) the prompt internal reporting of violations of the Code of Ethics to our Code of Ethics Compliance Officer; and (5) accountability for adherence to the Code of Ethics. A copy of the Code of Ethics is available in the "Governance Documents" section of our website located at *www.strategicreit.com/products/sssht/information/#gov.*

Audit Committee

Our board of directors has an audit committee (the "Audit Committee"), which assists our board of directors in fulfilling its responsibilities to stockholders concerning the Company's financial reporting and internal controls and facilitates open communication among the audit committee, board of directors, outside auditors and management. Our board of directors ratified the Audit Committee's adoption of its charter on February 27, 2018 (as amended, the "Audit Committee Charter"). A copy of our Audit Committee Charter is available in the "Governance Documents" section of our website located at *www.strategicreit.com/products/sssht/information/#gov.* The Audit Committee assists our board of directors by: (1) selecting an independent registered public accounting firm to audit our annual financial statements; (2) reviewing with the independent registered public accounting firm the plans and results of the audit engagement; (3) approving the audit and non-audit services provided by the independent registered public accounting firm; (4) reviewing the independence of the independent registered public accounting firm; and (5) considering the range of audit and non-audit fees and reviewing the adequacy of our internal accounting controls. The Audit Committee fulfills these responsibilities primarily by carrying out the activities enumerated in the Audit Committee Charter and in accordance with current laws, rules, and regulations.

The members of the Audit Committee are our two independent directors, Brent Chappell and Stephen G. Muzzy, with Mr. Muzzy currently serving as Chairman of the Audit Committee. Our board of directors has determined that Mr. Muzzy satisfies the requirements for an "Audit Committee financial expert" and has designated Mr. Muzzy as the Audit Committee financial expert in accordance with applicable SEC rules.

ITEM 11. EXECUTIVE COMPENSATION

Executive Compensation

We do not directly compensate our executive officers for services rendered to us. We do not currently intend to pay any compensation directly to our executive officers. As a result, we do not have, and the Compensation Committee has not considered, a compensation policy or program for our executive officers. If we determine to compensate our executive officers directly in the future, the Compensation Committee will review all forms of compensation to our executive officers and approve all equity-based awards to our executive officers.

A majority of our executive officers are also officers of our Advisor and its affiliates, and are compensated by such entities for their services to us. We pay these entities fees and reimburse certain expenses pursuant to our Advisory Agreement. However, as a result of the suspension of our Public Offering in the first quarter of 2020, none of our executive officers' time was spent on matters connected to our Public Offering during the year ended December 31, 2023, and accordingly, there were no such fees or reimbursements to our Advisor during the fiscal year. During the year ended December 31, 2023, we reimbursed our Sponsor for $245, which is the amount of premiums paid on a life insurance policy our Sponsor has purchased for the benefit of H. Michael Schwartz's beneficiaries. See "—Director Compensation for the Year Ended December 31, 2023—Director Life Insurance Policies," below.

Compensation Committee Report

The Compensation Committee has reviewed and discussed the foregoing "Executive Compensation" discussion with management and, based on such review and discussions, the Compensation Committee recommended to the board of directors that the "Executive Compensation" discussion set forth above be included in this Form 10-K. The Company is not subject to the requirements of Item 402(b) of Regulation S-K, and accordingly, no "Compensation Discussion and Analysis" has been included herein.


Brent Chappell (Chairman)
Stephen G. Muzzy


The preceding Compensation Committee Report to stockholders is not "soliciting material" and is not deemed "filed" with the SEC and is not to be incorporated by reference in any filing of the Company under the Securities Act of 1933 or the Securities Exchange Act of 1934, whether made before or after the date hereof, except to the extent that we specifically incorporate this information by reference.

Director Compensation for the Year Ended December 31, 2023

Summary

The following table provides a summary of the compensation earned by or paid to our directors for the year ended December 31, 2023:

Name	Fees Earned or Paid in Cash	Stock Awards[1]	Option Awards	Non-Equity Incentive Plan Compensation	Change in Pension Value and Nonqualified Deferred Compensation	All Other Compensation[2]	Total
H. Michael Schwartz	$ —	$ —	$ —	$ —	$ —	$ 245	$ 245
Stephen G. Muzzy	$ 44,250 [3]	$ 7,800	$ —	$ —	$ —	$ 491	$ 52,541
Brent Chappell	$ 41,750 [4]	$ 7,800	$ —	$ —	$ —	$ 491	$ 50,041

[1] This column represents the full grant date fair value in accordance with FASB ASC Topic 718.
[2] Represents payment of life insurance premiums, as discussed below.
[3] Amount includes total fees earned or paid during the year ended December 31, 2023, of which $3,250 was earned during the year ended December 31, 2023 and paid during 2024.
[4] Amount includes total fees earned or paid during the year ended December 31, 2023, of which $2,750 was earned during the year ended December 31, 2023 and paid during 2024.

The Compensation Committee assists our board of directors in fulfilling its responsibilities with respect to employee, officer, and director compensation. Because we do not have any employees and our executive officers do not receive any compensation directly from us, these responsibilities are limited to setting director compensation and administering the Plan. Our non-director officers have no role in determining or recommending director compensation. Directors who are also officers of the Company do not receive any special or additional remuneration for services on our board of directors or any of its committees, other than with respect to premiums paid on life insurance policies. See "—Director Life Insurance Policies," below. Each non-employee independent director received compensation for services on our board of directors and its committees as provided below.

Cash Compensation to Directors

Beginning on May 1, 2018, the effective date of our public offering (the "Public Offering"), each of our independent directors was entitled to a retainer of $30,000 per year plus $1,000 for each board of directors or committee meeting the independent director attended in person ($2,000 for attendance by the chairperson of the Audit Committee at each meeting of the Audit Committee and $1,500 for attendance by the chairperson of any other committee at each committee meeting in which they are a chairperson) and $1,000 for each regularly scheduled meeting the independent director attended by telephone ($250 for special meetings conducted by telephone). In the event there were multiple meetings of our board of directors and one or more committees in a single day, the fees were limited to $2,000 per day ($2,500 for the chairperson of the Audit Committee if there was a meeting of such committee). For the year ended December 31, 2023, the directors earned an aggregate of approximately $0.1 million.

All directors will receive reimbursement of reasonable out-of-pocket expenses incurred in connection with attendance at meetings of our board of directors.

Employee and Director Long-Term Incentive Plan Awards

Pursuant to the Plan, we issued 2,500 shares of restricted stock to each independent director, which vest ratably over a period of four years from the date such initial award was awarded to the independent directors (the "Initial Restricted Stock Awards"). We also issued additional awards of 1,250 shares of restricted stock to each independent director upon each of their re-elections to our board of directors, which vest ratably over a period of four years from the date of re-election (the "Annual Restricted Stock Awards"). Mr. Muzzy and Mr. Chappell have each received a total of 10,000 shares of restricted stock of which 6,875 shares had vested as of December 31, 2023. Both the Initial Restricted Stock Awards and the Annual Restricted Stock Awards are subject to a number of other conditions set forth in such awards.

The Plan was approved and adopted in order to (1) provide incentives to individuals who are granted awards because of their ability to improve our operations and increase profits; (2) encourage selected persons to accept or continue employment with us or with our Advisor or its affiliates that we deem important to our long-term success; and (3) increase the interest of our independent directors in our success through their participation in the growth in value of our stock. Pursuant to the Plan, we may issue options, stock appreciation rights, distribution equivalent rights and other equity-based awards, including, but not limited to, restricted stock.

The total number of shares of our Class A common stock reserved for issuance under the Plan is equal to 10% of our outstanding shares of common stock at any time, but not to exceed 10,000,000 shares in the aggregate. As of December 31, 2023, there were approximately 1,288,592 shares available for issuance under the Plan. The term of the Plan is ten years. Upon our earlier dissolution or liquidation, reorganization, merger or consolidation with one or more corporations as a result of which we are not the surviving corporation, or sale of all or substantially all of our properties, the Plan will terminate, and provisions will be made for the assumption by the successor corporation of the awards granted under the Plan or the replacement of such awards with similar awards with respect to the stock of the successor corporation, with appropriate adjustments as to the number and kind of shares and exercise prices. Alternatively, rather than providing for the assumption of such awards, the board of directors may either (1) shorten the period during which awards are exercisable, or (2) cancel an award upon payment to the participant of an amount in cash that the Compensation Committee determines is equivalent to the fair market value of the consideration that the participant would have received if the participant exercised the award immediately prior to the effective time of the transaction.

In the event our board of directors or Compensation Committee determines that any distribution, recapitalization, stock split, reorganization, merger, liquidation, dissolution or sale, transfer, exchange or other disposition of all or substantially all of our assets, or other similar corporate transaction or event, affects our stock such that an adjustment is appropriate in order to prevent dilution or enlargement of the benefits or potential benefits intended to be made available under the Plan or with respect to an award, then the board of directors or Compensation Committee shall, in such manner as it may deem equitable, adjust the number and kind of shares or the exercise price with respect to any award.

Director Life Insurance Policies

Our Sponsor has purchased life insurance policies covering each of the members of our board of directors for the benefit of such director's beneficiaries. For the year ended December 31, 2023, we reimbursed our Sponsor for the total premiums paid on such life insurance policies, which was $1,227. Of this amount, $245 was attributed to the policy covering H. Michael Schwartz, $491 was attributed to the policy covering Stephen G. Muzzy and $491 was attributed to the policy covering Brent Chappell. At the present time, we intend to continue maintaining these life insurance policies for our directors.

Compensation Committee Interlocks and Insider Participation

For the year ended December 31, 2023, decisions regarding director compensation were made by our Compensation Committee, consisting of our two independent directors, Messrs. Chappell and Muzzy, with Mr. Chappell serving as Chairman of the Compensation Committee. No member of the Compensation Committee served as an officer or employee of us or any of our affiliates during 2023, and none had any relationship requiring disclosure by us under Item 404 of Regulation S-K under the Exchange Act. None of our executive officers has served on the board of directors or compensation committee of any other entity that has or has had one or more executive officers who served as a member of our Board of Directors or our Compensation Committee during the fiscal year ended December 31, 2023.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Beneficial Ownership of the Company's Stock

The following table sets forth, as of March 22, 2024, the amount of our common stock beneficially owned by: (1) any person who is known by us to be the beneficial owner of more than 5% of the outstanding shares of our common stock; (2) each of our directors; (3) each of our executive officers; and (4) all of our directors and executive officers as a group. There were a total of approximately 13.1 million shares of common stock issued and outstanding as of March 22, 2024.

Name and Address[2] of Beneficial Owner	Common Stock Beneficially Owned[1]	
	Number of Shares of Common Stock	Percentage
Directors and Executive Officers		
H. Michael Schwartz, Chairman of the Board and Director [3]	111.11	*
John Strockis, Chief Executive Officer and President	—	—
Matt F. Lopez, Chief Financial Officer, Treasurer, and Secretary	—	—
Stephen G. Muzzy, Independent Director	6,875.00	*
Brent Chappell, Independent Director	6,875.00	*
All directors and executive officers as a group	13,861.11	*
5% or Greater Stockholders		
Comrit Investments 1, LP	1,085,972.85	8.3%

* Represents less than 1% of our outstanding common stock as of March 22, 2024.
[1] Beneficial ownership is determined in accordance with SEC rules and generally includes voting or investment power with respect to securities and shares issuable pursuant to options, warrants and similar rights held by the respective person or group that may be exercised within 60 days following March 22, 2024. Except as otherwise indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them.
[2] The address of each of the beneficial owners other than Comrit Investments 1, LP is 10 Terrace Road, Ladera Ranch, California 92694. The address of Comrit Investments 1, LP is 9 Ahad Ha'am Street, Tel Aviv, Israel 6129101
[3] Consists of 111.11 shares owned by SSSHT Advisor, LLC, which is indirectly owned and controlled by Mr. Schwartz.

Securities Authorized for Issuance under Equity Compensation Plans

Information regarding our equity compensation plan and the securities authorized under the plan is included in Item 5 above.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS AND DIRECTOR INDEPENDENCE

Certain Relationships and Related Transactions

General

Certain of our executive officers and one of our directors hold ownership interests in and/or are officers of our Sponsor, our Advisor, our Property Manager, our Former Dealer Manager, our Transfer Agent, and other affiliated entities. As a result, these individuals owe fiduciary duties to these other entities and their owners, which fiduciary duties may conflict with the duties that they owe to our stockholders and us. Their loyalties to these other entities could result in actions or inactions that are detrimental to our business, which could harm the implementation of our investment objectives. Conflicts with our business and interests are most likely to arise from involvement in activities related to: (1) allocation of new investments and management time and services between us and the other entities; (2) our purchase of properties from, or sale of properties to, affiliated entities; (3) the timing and terms of the investment in or sale of an asset; (4) development of our properties by affiliates; (5) investments with affiliates of our Advisor; (6) compensation to our Advisor; and (7) our relationship with our Former Dealer Manager and our Property Manager.

We are or have been a party to agreements giving rise to material transactions between us and our affiliates, including, but not limited to our Advisory Agreement, our Advisor Funding Agreement, our Dealer Manager Agreement with our Former Dealer Manager, our Unit Purchase Agreement, and our Transfer Agent Agreement. Our independent directors reviewed the material transactions between us and our affiliates arising out of these agreements during the year ended

December 31, 2023. Set forth below is a description of the relevant transactions with our affiliates, which we believe have been executed on terms that are fair to the Company.

Advisory Agreement

Strategic Asset Management I, LLC (f/k/a SmartStop Asset Management, LLC), our Sponsor, is the sole voting member of our Advisor, SSSHT Advisor, LLC. Certain of our executives, including Mr. Schwartz, serve as officers of our Advisor and our Sponsor.

Our Advisor and its affiliates perform services for us in connection with the offer and sale of our shares and the selection, acquisition and management of our properties pursuant to our Advisory Agreement with our Advisor (as amended, the "Advisory Agreement"). Prior to the commencement of our Public Offering, we were engaged in our Private Offering. In connection with the commencement of our Public Offering, we amended and restated our prior advisory agreement, and our Advisory Agreement was further amended on September 6, 2018 and July 10, 2019. Our Advisory Agreement has a one-year term, but may be renewed for an unlimited number of successive one-year periods.

Many of the services performed by our Advisor in managing our day-to-day activities are summarized below. This summary is provided to illustrate the material functions that our Advisor performs for us as our Advisor, and it is not intended to include all of the services that may be provided to us by third parties. Under the terms of the Advisory Agreement, our Advisor undertakes to use its commercially reasonable best efforts to present to us investment opportunities consistent with our investment policies and objectives as adopted by our board of directors. In its performance of this undertaking, our Advisor, either directly or indirectly by engaging an affiliate, performs the following, among other duties and subject to the authority of our board of directors:

- finding, evaluating, presenting and recommending to us investment opportunities consistent with our investment policies and objectives;

- serving as our investment and financial advisor and providing research and economic and statistical data in connection with our assets and our investment policies;

- acquiring properties and making investments on our behalf in compliance with our investment objectives and policies;

- structuring and negotiating the terms and conditions of our real estate acquisitions, sales or joint ventures;

- reviewing and analyzing each property's operating and capital budget;

- arranging, structuring and negotiating financing and refinancing of properties;

- performing all operational functions for the maintenance and administration of our assets, including the servicing of mortgages;

- consulting with our officers and board of directors and assisting the board of directors in formulating and implementing our financial policies;

- preparing and reviewing on our behalf, with the participation of one designated principal executive officer and principal financial officer, all reports and returns required by the SEC, IRS and other state or federal governmental agencies;

- providing the daily management and performing and supervising the various administrative functions reasonably necessary for our management and operations; and

- investigating, selecting, and, on our behalf, engaging and conducting business with such third parties as our Advisor deems necessary to the proper performance of its obligations under the Advisory Agreement.

Organization and offering costs of the Public Offering were paid by our Advisor on our behalf and were reimbursed to our Advisor from the proceeds of the Public Offering; provided, however, that our Advisor agreed to fund, and will not be reimbursed for, 1.0% of the gross offering proceeds from the sale of Class W shares. Our Advisor also agreed to fund, and will not be reimbursed for, organization and offering costs up to an amount equal to 1.0% of the gross offering proceeds from the sale of Class Y shares and Class Z shares, provided, however, that our Advisor may cease paying such amounts in its sole discretion, as described in more detail in "Advisor Funding Agreement" below. Organization and offering costs consist of all expenses (other than sales commissions, dealer manager fees, stockholder servicing fees and dealer manager servicing fees) paid by us in connection with the Public Offering, including our legal, accounting, printing, mailing and filing fees, charges of our escrow holder and other accountable offering expenses, including, but not limited to: (i) amounts to reimburse our

Advisor for all marketing related costs and expenses such as salaries and direct expenses of employees of our Advisor and its affiliates in connection with registering and marketing our shares; (ii) technology costs associated with the offering of our stock; (iii) our costs of conducting our training and education meetings; (iv) our costs of attending retail seminars conducted by participating broker-dealers; and (v) payment or reimbursement of bona fide due diligence expenses.

Pursuant to our Advisory Agreement, our Advisor may be entitled to an acquisition fee (the "Contingent Acquisition Fee") with respect to acquisitions made subsequent to July 10, 2019, subject to us satisfying certain stockholder return thresholds or if the Advisory Agreement is terminated for any reason other than our Advisor's fraud, willful misconduct or gross negligence before July 10, 2029. After we pay stockholders total distributions equal to their invested capital, plus a 6% cumulative, non-compounded annual return on invested capital, we will pay our Advisor a contingent acquisition fee equal to 1% of the Contract Purchase Price (as defined in the Advisory Agreement, as amended) of each property or other real estate investment we acquire after July 10, 2019; and after we pay stockholders total distributions equal to their invested capital, plus a 13% cumulative, non-compounded annual return on invested capital, we will pay our Advisor an additional contingent acquisition fee equal to 2% of the Contract Purchase Price of each property or other real estate investment we acquire after July 10, 2019. Our Advisor is also entitled to receive a monthly asset management fee equal to 0.66667% (which is one twelfth of 0.8%) of our average invested assets.

Pursuant to our Advisory Agreement, our Advisor is responsible for overseeing any third party property managers or operators and may delegate such responsibility to its affiliates. Our Advisor will assign such oversight responsibilities to our Property Manager. For properties managed by third-parties directly engaged by us or through our subsidiaries, including through our taxable REIT subsidiaries, we will pay our Property Manager an oversight fee equal to 1% of the gross revenues attributable to such properties; provided, however, that our Property Manager will receive an oversight fee equal to 1.5% of the gross revenues attributable to any senior housing property other than such properties that are leased to third party tenants under triple-net or similar lease structures. In the event any of our properties are managed directly by our Property Manager, we will pay our Property Manager a property management fee equal to a percentage of gross revenues of the applicable property, which we expect to be 3% for student housing properties and 5% for senior housing properties. Pursuant to our Advisory Agreement, our Advisor is also responsible for managing or assisting with planning and coordination of construction or redevelopment of our properties, or construction of any capital improvements thereon, and may delegate such responsibility to its affiliates. Our Advisor will assign such construction management or assistance responsibilities to our Property Manager. For each property for which the Advisor or its affiliates assist with planning and coordinating the construction or redevelopment of such property or construction of any capital improvements thereon, we may pay the respective party a Construction Management Fee of 5% of the amount of such improvements in excess of $10,000.

Our Advisory Agreement also required our Advisor to reimburse us to the extent that organization and offering expenses, including sales commissions, dealer manager fees, stockholder servicing fees, and dealer manager servicing fees, are in excess of 15% of gross proceeds from the Public Offering. Our Advisor will also be reimbursed for acquisition expenses incurred in the process of acquiring our properties. Our Advisor may be entitled to disposition fees generally equal to the lesser of (a) 1% of the Contract Sales Price or (b) 50% of the Competitive Real Estate Commission (as defined in the Advisory Agreement, as amended).

Our Advisor may also be entitled to various subordinated distributions under our operating partnership agreement if we (1) list our shares of common stock on a national exchange, (2) terminate our Advisory Agreement, (3) liquidate our portfolio, or (4) enter into an Extraordinary Transaction, as defined in the operating partnership agreement. There were no such distributions for the year ended December 31, 2023.

Our Advisory Agreement provides for reimbursement of our Advisor's direct and indirect costs of providing administrative and management services to us. Pursuant to our Advisory Agreement, beginning four fiscal quarters after the commencement of our Public Offering, our Advisor must pay or reimburse us the amount by which our aggregate annual operating expenses, as defined therein, exceed the greater of 2% of our average invested assets or 25% of our net income, as defined therein, unless a majority of our independent directors determine that such excess expenses were justified based on unusual and non-recurring factors. For any fiscal quarter for which total operating expenses for the 12 months then ended exceeds the limitation, we will disclose this fact in our next quarterly report or within 60 days of the end of that quarter and send a written disclosure of this fact to our stockholders. In each case the disclosure will include an explanation of the factors that the independent directors considered in arriving at the conclusion that the excess expenses were justified. For the year ended December 31, 2023, our Advisor paid approximately $3.1 million in operating expenses on our behalf, and we reimbursed approximately $0.6 million in operating expenses to our Advisor.

Advisor Funding Agreement

On July 10, 2019, we entered into an Advisor Funding Agreement (the "Advisor Funding Agreement") by and among us, our Operating Partnership, our Advisor and our Sponsor, pursuant to which our Advisor agreed to fund the payment of the upfront 3% sales commission for the sale of Class Y shares, the upfront 3% dealer manager fee for the sale of Class Y shares, and the estimated 1% organization and offering expenses for the sale of the Class Y shares and Class Z shares in the Primary Offering. Our Advisor's obligation to fund the upfront sales commissions, upfront dealer manager fees, and organization and offering expenses was expressly limited to us raising $250 million in gross offering proceeds from the sale of Class Y shares pursuant to the Primary Offering. Pursuant to the Advisor Funding Agreement, our Advisor also agreed to fund, and not be reimbursed for, 1.0% of the gross offering proceeds from the sale of Class Y shares and Class Z shares. Our Advisor was obligated to reimburse us within 60 days after the end of the month in which the Public Offering terminates to the extent organization and offering expenses incurred in good faith exceed the 1.0% estimate being funded by the Advisor pursuant to the Advisor Funding Agreement. Conversely, we were obligated to reimburse our Advisor within 60 days after the end of the month in which the Public Offering terminated to the extent such organization and offering expenses are less than the 1.0% estimate being funded by the Advisor pursuant to the Advisor Funding Agreement. As of the termination of our Public Offering on May 1, 2021, we had raised approximately $11.9 million in gross offering proceeds from the sale of Class Y and Class Z shares, and had received funding from our Advisor of approximately $0.8 million for the payment of sales commissions and dealer manager fees for the sale of Class Y shares, and organization and offering expenses for the sale of Class Y and Class Z shares. During the quarter ended June 30, 2020 as a result of the suspension of our Primary Offering and termination of our Former Dealer Manager, we expected that the organization and offering expenses incurred on the sale of Class Y shares and Class Z shares would exceed 1% at the termination of the Public Offering. Accordingly, during the quarter ended June 30, 2020, we recorded a receivable from our Advisor for organization and offering expenses incurred through June 30, 2020, in excess of the 1% limitation, which resulted in a $0.6 million reduction in due to affiliates and an increase in additional paid in capital in the accompanying consolidated balance sheet. Subsequent to the termination of our Public Offering on May 1, 2021, we determined no additional adjustment was required.

Dealer Manager Agreement

Our Sponsor indirectly previously owned a 15% beneficial non-voting equity interest in Select Capital Corporation, our Former Dealer Manager, and affiliates of our Former Dealer Manager own a 2.5% non-voting membership interest in our Advisor.

Our Former Dealer Manager served as our Dealer Manager for our Public Offering pursuant to a Dealer Manager Agreement approved by our board of directors that took effect upon the commencement of the Public Offering in May 2018 (as amended, the "Dealer Manager Agreement"). On April 17, 2020, in accordance with provisions of the Dealer Manager Agreement, we provided a 60-day termination notice to our Former Dealer Manager and pursuant to such notice, the Dealer Manager Agreement was terminated on June 16, 2020. Our Former Dealer Manager provided wholesaling, sales promotional and marketing services to us in connection with our Public Offering. Specifically, our Former Dealer Manager ensured compliance with SEC rules and regulations and FINRA rules relating to the sale process and participating broker-dealer relationships, assisted in the assembling of prospectus kits, assisted in the due diligence process and ensured proper handling of investment proceeds.

Our Former Dealer Manager was entitled to a sales commission of 6.0% of gross proceeds from sales of Class A shares and 3.0% of gross proceeds from the sales of Class T shares in the Primary Offering and a dealer manager fee of 3.0% of gross proceeds from sales of Class A shares and Class T shares in the Primary Offering.

As of June 21, 2019, we ceased offering Class A shares, Class T shares and Class W shares in our Primary Offering, and on July 10, 2019, we commenced offering Class Y shares and Class Z shares. On March 30, 2020, our board of directors approved the suspension of the Primary Offering based upon various factors, including the uncertainty relating to the COVID-19 pandemic and its potential impact on us and our overall financial results. Pursuant to the Dealer Manager Agreement, we paid our Former Dealer Manager upfront sales commissions in the amount of 3.0% of the gross proceeds of the Class Y shares sold and dealer manager fees in the amount of 3.0% of the gross proceeds of the Class Y shares sold in the Primary Offering. However, as described above, our Advisor agreed to fund the payment of all upfront sales commissions and dealer manager fees on Class Y shares sold in the Primary Offering, subject to certain limitations. Our Former Dealer Manager received an ongoing stockholder servicing fee that was payable monthly and accrued daily in an amount equal to 1/365th of 1% of the purchase price per share of the Class T shares and Class Y shares sold in the Primary Offering. Our Former Dealer Manager also received an ongoing dealer manager servicing fee that was payable monthly and accrued daily in an amount equal to 1/365th of 0.5% of the purchase price per share of the Class W shares and Class Z shares sold in the Primary Offering.

Our Former Dealer Manager entered into participating dealer agreements with certain other broker-dealers authorizing them to sell our shares. Upon sale of our shares by such broker-dealers, our Former Dealer Manager re-allowed all of the sales commissions paid in connection with sales made by these broker-dealers. Our Former Dealer Manager also re-allowed to these broker-dealers a portion of the 3.0% dealer manager fee as marketing fees, reimbursement of certain costs and expenses of attending training and education meetings sponsored by our Former Dealer Manager, payment of attendance fees required for employees of our Former Dealer Manager or other affiliates to attend retail seminars and public seminars sponsored by these broker-dealers, or to defray other distribution-related expenses. Our Former Dealer Manager generally re-allowed 100% of the stockholder servicing fee to participating broker-dealers, provided, however, that our Former Dealer Manager did not re-allow the stockholder servicing fee to any registered representative of a participating broker-dealer if such registered representative ceased to serve as the representative for an investor in our Public Offering.

In accordance with FINRA rules, in no event will our total underwriting compensation in the Public Offering, including, but not limited to, sales commissions, stockholder servicing fees, the dealer manager fee and expense reimbursements to our Former Dealer Manager and participating broker-dealers, exceed 10% of our gross Public Offering proceeds, in the aggregate. As a result of the termination of our Primary Offering and termination of our Former Dealer Manager, we determined that the aggregate underwriting compensation from all sources would exceed 10% at the termination of the Public Offering. Accordingly, we ceased paying stockholder servicing fee and dealer manager servicing fees in April 2020, pursuant to the terms of the Dealer Manager Agreement. Additionally, as of December 31, 2023, we have not recorded a liability for future payment of the stockholder servicing fee and dealer manager servicing fees. We paid an additional amount of gross Public Offering proceeds for bona fide accountable due diligence expenses; however, to the extent these due diligence expenses cannot be justified, any excess over actual due diligence expenses will be considered underwriting compensation subject to the above 10% limitation and, when aggregated with all other non-accountable expenses may not exceed 3% of gross Public Offering proceeds. We may also reimburse our Advisor for all expenses incurred by our Advisor and its affiliates in connection with the Public Offering and our organization, but in no event will such amounts exceed 15% of the gross Public Offering proceeds raised by us in the terminated or completed Public Offering (including sales commissions and dealer manager fees). If the organization and offering expenses exceed such limits, within 60 days after the end of the month in which the Public Offering terminates or is completed, our Advisor must reimburse us for any excess amounts. FINRA and many states also limit our total organization and offering expenses to 15% of gross Public Offering proceeds.

Unit Purchase Agreement

On June 28, 2017, we and our Operating Partnership entered into a Series A Cumulative Redeemable Preferred Unit Purchase Agreement (the "Unit Purchase Agreement") with SAM Preferred Investor, LLC (the "Preferred Investor"), a wholly-owned subsidiary of our Sponsor. Pursuant to the Unit Purchase Agreement, as amended, the Operating Partnership agreed to issue Preferred Units to the Preferred Investor in connection with preferred equity investments by the Preferred Investor of up to $12 million in exchange for up to 480,000 preferred units of limited partnership interests in our Operating Partnership ("Preferred Units"), each having a liquidation preference of $25.00 per Preferred Unit (the "Liquidation Amount"), plus all accumulated and unpaid distributions (the "Investment"). The Investment may be made in one or more tranches and may only be used for (i) the acquisition of any student housing and senior housing property, (ii) repayment of indebtedness and (iii) working capital and general corporate purposes.

In addition to the Unit Purchase Agreement, we and our Operating Partnership entered into a Second Amended and Restated Limited Partnership Agreement of the Operating Partnership (the "Second Amended and Restated Limited Partnership Agreement") and Amendment No. 1 to the Second and Amended and Restated Limited Partnership Agreement (the "Amendment"). The Second Amended and Restated Limited Partnership Agreement authorized the issuance of additional classes of units of limited partnership interest in the Operating Partnership and sets forth other necessary corresponding changes. All other terms of the Second Amended and Restated Limited Partnership Agreement remained substantially the same. Such terms continue to be included in the Third Amended and Restated Limited Partnership Agreement, as amended.

The holders of Preferred Units receive distributions at a rate of 9.0% per annum (the "Pay Rate"), payable monthly and calculated on an actual/360 day basis. Accumulated but unpaid distributions, if any, accrue at the Pay Rate. The preferred units of limited partnership interests in our Operating Partnership rank senior to all classes or series of partnership interests in our Operating Partnership and therefore, any cash we have to pay distributions otherwise may be used to pay distributions to the holder of such preferred units first, provided, however, that pursuant to the terms of the KeyBank Bridge Loans, we are restricted from paying distributions on the Preferred Units until such loans are repaid.

The Preferred Units are redeemable by our Operating Partnership, in whole or in part, at the option of our Operating Partnership at any time, provided, however, that pursuant to the terms of the KeyBank Bridge Loans, as amended, we are restricted from redeeming the Preferred Units or paying dividends on the Preferred Units until the KeyBank Bridge Loans are repaid. The redemption price ("Redemption Price") for the Preferred Units is equal to the sum of the Liquidation Amount plus all accumulated and unpaid distributions thereon to the date of redemption.

During the year ended December 31, 2018, the Preferred Investor invested approximately $10.1 million in our Operating Partnership, of which approximately $3.4 million was used in the closing of our Courtyard Property, approximately $5.9 million was used to pay down the Utah Bridge Loan, and approximately $0.8 million was used to make an investment in Power 5 Conference Student Housing (see Note 7 - Related Party Transactions, for additional information). For these investments, the Preferred Investor received approximately 402,550 Preferred Units in our Operating Partnership. In addition, pursuant to the terms of the Unit Purchase Agreement, our Operating Partnership issued to the Preferred Investor an additional approximately 4,025 Preferred Units, or 1.0% of the amount of the Investment.

The Preferred Investor did not make any additional investments in the year ended December 31, 2023. As of December 31, 2023, approximately $10.2 million of Preferred Units were outstanding and accrued distributions payable on the Preferred Units totaled approximately $6.2 million.

Transfer Agent Agreement

Our Sponsor is the manager and sole member of our Transfer Agent. Pursuant to our Transfer Agent Agreement, which was approved by a majority of our independent directors, our Transfer Agent provides transfer agent and registrar services to us. These services are substantially similar to what a third party transfer agent would provide in the ordinary course of performing its functions as a transfer agent, including, but not limited to: processing subscription agreements, providing customer service to our stockholders, processing payment of any sales commission and dealer manager fees associated with a particular purchase, processing the distributions and any servicing fees with respect to our shares and issuing regular reports to our stockholders. Our Transfer Agent may retain and supervise third party vendors in its efforts to administer certain services. Our Transfer Agent conducts transfer agent and registrar services for other non-traded REITs sponsored by our Sponsor.

The initial term of the Transfer Agent Agreement is three years, which term will be automatically renewed for one year successive terms, but either party may terminate the Transfer Agent Agreement upon 90 days' prior written notice. In the event that we terminate the Transfer Agent Agreement, other than for cause, we will pay our Transfer Agent all amounts that would have otherwise accrued during the remaining term of the Transfer Agent Agreement; provided, however, that when calculating the remaining months in the term for such purposes, such term is deemed to be a 12 month period starting from the date of the most recent annual anniversary date.

We paid our Transfer Agent a one-time setup fee and will pay our Transfer Agent the following fees: (i) a fixed distribution fee of $12,270 per quarter, (ii) a one-time account setup fee of $80 per account, (iii) a monthly fee of $4.85 per open account per month, (iv) a one-time transfer fee of $80 per each transferred account, (v) a monthly portal fee of $0.35 per account, and (vi) a phone call fee of $6.00 per each investor call received. In addition, we will reimburse our Transfer Agent for all reasonable expenses or other changes incurred by it in connection with the provision of its services to us, and we will pay our Transfer Agent fees for any additional services we may request from time to time, in accordance with its rates then in effect. Upon the request of our Transfer Agent, we may also advance payment for substantial reasonable out-of-pocket expenditures to be incurred by it.

Fees Paid to Our Affiliates

For details regarding the related party costs and fees incurred, paid and payable to affiliates as of December 31, 2023 and 2022 and for the years then ended, please see Note 7 of the Notes to the Consolidated Financial Statements contained in this report.

Director Independence

While our shares are not listed for trading on any national securities exchange, as required by our charter, a majority of the members of our board of directors and each committee of our board of directors are "independent" as determined by our board of directors by applying the definition of "independent" adopted by the New York Stock Exchange (NYSE), consistent with the North American Securities Administrators Association's Statement of Policy Regarding Real Estate Investment Trusts and applicable rules and regulations of the SEC. Our board of directors has determined that Messrs. Chappell and Muzzy both meet the relevant definition of "independent."

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

Fees to Principal Auditor

The Audit Committee reviewed the audit and non-audit services performed by BDO, as well as the fees charged by BDO for such services. The aggregate fees for professional accounting services provided by BDO, including the audit of our annual financial statements for the years ended December 31, 2023 and 2022, respectively, are set forth in the table below:

	BDO USA, P.C. for the Year Ended December 31, 2023	BDO USA, P.C. for the Year Ended December 31, 2022
Audit Fees	$ 257,688	$ 218,705
Audit-Related Fees	—	—
Tax Fees	—	—
All Other Fees	—	—
Total	**$ 257,688**	**$ 218,705**

For purposes of the preceding table, the professional fees are classified as follows:

- Audit Fees – These are fees for professional services performed for the audit of our annual financial statements and the required review of our quarterly financial statements and other procedures performed by the independent auditors to be able to form an opinion on our consolidated financial statements. These fees also cover services that are normally provided by independent auditors in connection with statutory and regulatory filings or engagements, and services that generally only an independent auditor reasonably can provide, such as services associated with filing registration statements, periodic reports and other filings with the SEC.

- Audit-Related Fees – These are fees for assurance and related services that traditionally are performed by an independent auditor, such as due diligence related to acquisitions and dispositions, audits related to acquisitions, attestation services that are not required by statute or regulation, internal control reviews and consultation concerning financial accounting and reporting standards.

- Tax Fees – These are fees for all professional services performed by professional staff in our independent auditor's tax division, except those services related to the audit of our financial statements. These include fees for tax compliance, tax planning and tax advice, including federal, state and local issues. Such services may also include assistance with tax audits and appeals before the Internal Revenue Service (IRS) and similar state and local agencies, as well as federal, state and local tax issues related to due diligence.

- All Other Fees – These are fees for other permissible work performed that do not meet one of the above-described categories.

Audit Committee Pre-Approval Policies

The Audit Committee Charter imposes a duty on the Audit Committee to pre-approve all auditing services performed for the Company by our independent auditor, as well as all permitted non-audit services (including the fees and terms thereof) in order to ensure that the provision of such services does not impair the auditor's independence. In determining whether or not to pre-approve services, the Audit Committee considers whether the service is permissible under applicable SEC rules. The Audit Committee may, in its discretion, delegate one or more of its members the authority to pre-approve any services to be performed by our independent auditor, provided such pre-approval is presented to the full Audit Committee at its next scheduled meeting.

All services rendered by BDO in the years ended December 31, 2023 and 2022 were pre-approved in accordance with the policies set forth above.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULE

    (a)   List of Documents Filed.

        1.   The list of the financial statements contained herein is set forth on page F-1 hereof.

        2.   Schedule III—Real Estate and Accumulated Depreciation is set forth beginning on page S-1 hereof. All other schedules for which provision is made in the applicable accounting regulations of the SEC are not required under the related instructions or are not applicable and therefore have been omitted.

        3.   The Exhibits filed in response to Item 601 of Regulation S-K are listed on the Exhibit Index below.

    (b)   See (a) 3 above.

    (c)   See (a) 2 above.

ITEM 16. FORM 10-K SUMMARY

    None.

EXHIBIT INDEX

Exhibit No.	Description
3.1	Amended and Restated Bylaws of Strategic Student & Senior Housing Trust, Inc., incorporated by reference to Exhibit 3.3 to Pre-Effective Amendment No. 3 to the Company's Registration Statement on Form S-11, filed on April 26, 2018, Commission File No. 333-220646
3.2	Second Articles of Amendment and Restatement of Strategic Student & Senior Housing Trust, Inc., incorporated by reference to Exhibit 3.1 to Form 8-K, filed on June 15, 2018, Commission File No. 333-220646
3.3	Articles of Amendment to Second Articles of Amendment and Restatement of Strategic Student & Senior Housing Trust, Inc., incorporated by reference to Exhibit 3.2 to Form 8-K, filed on June 15, 2018, Commission File No. 333-220646
3.4	Second Articles of Amendment to Second Articles of Amendment and Restatement of Strategic Student & Senior Housing Trust, Inc., incorporated by reference to Exhibit 3.1 to the Registrant's Current Report on Form 8-K, filed on June 14, 2019, Commission File No. 333-220646
3.5	Articles Supplementary to Second Articles of Amendment and Restatement of Strategic Student & Senior Housing Trust, Inc., incorporated by reference to Exhibit 3.1 to Post-Effective Amendment No. 4 to the Registrant's Registration Statement on Form S-11, filed on July 10, 2019, Commission File No. 333-220646
10.1	Third Amended and Restated Limited Partnership Agreement of SSSHT Operating Partnership, L.P., incorporated by reference to Exhibit 10.1 to Pre-Effective Amendment No. 3 to the Company's Registration Statement on Form S-11, filed on April 26, 2018, Commission File No. 333-220646
10.2	Amendment No. 1 to the Third Amended and Restated Limited Partnership Agreement of SSSHT Operating Partnership, L.P., incorporated by reference to Exhibit 10.10 to Registrant's Quarterly Report on Form 10-Q, filed on November 14, 2018, Commission File No. 333-220646
10.3	Amendment No. 2 to the Third Amended and Restated Limited Partnership Agreement of SSSH Operating Partnership, L.P., incorporated by reference to Exhibit 10.1 to Post-Effective Amendment No. 4 to the Registrant's Registration Statement on Form S-11, filed on July 10, 2019, Commission File No. 333-220646
10.4	Amended and Restated Advisory Agreement, incorporated by reference to Exhibit 10.2 to Pre-Effective Amendment No. 3 to the Company's Registration Statement on Form S-11, filed on April 26, 2018, Commission File No. 333-220646
10.5	Amendment No. 1 to the Amended and Restated Advisory Agreement, incorporated by reference to Exhibit 10.8 to Form 8-K, filed on September 7, 2018, Commission File No. 333-220646
10.6	Amendment No. 2 to the Amended and Restated Advisory Agreement, incorporated by reference to Exhibit 10.2 to Post-Effective Amendment No. 4 to the Registrant's Registration Statement on Form S-11, filed on July 10, 2019, Commission File No. 333-220646
10.7	Advisor Funding Agreement, by and among Strategic Student & Senior Housing Trust, Inc., SSSHT Operating Partnership, L.P., SSSHT Advisor, LLC, and SmartStop Asset Management, LLC, incorporated by reference to Exhibit 10.4 to Post-Effective Amendment No. 4 to the Registrant's Registration Statement on Form S-11, filed on July 10, 2019, Commission File No. 333-220646
10.8	Series A Cumulative Redeemable Preferred Unit Purchase Agreement, dated June 28, 2017, incorporated by reference to Exhibit 10.4 to the Registrant's Registration Statement on Form S-11, filed on September 26, 2017, Commission File No. 333-220646
10.9	Amendment No. 1 to Series A Cumulative Redeemable Preferred Unit Purchase Agreement, dated March 7, 2018, incorporated by reference to Exhibit 10.14 to Pre-Effective Amendment No. 2 to the Registrant's Registration Statement on Form S-11, filed on March 29, 2018, Commission File No. 333-220646
10.10	Mortgage Loan with Insurance Strategy Funding IX, LLC, dated June 28, 2017, incorporated by reference to Exhibit 10.5 to the Registrant's Registration Statement on Form S-11, filed on September 26, 2017, Commission File No. 333-220646

10.11	Guaranty by H. Michael Schwartz and Strategic Student & Senior Housing Trust, Inc. in favor of Insurance Strategy Funding IX, LLC, dated June 28, 2017, incorporated by reference to Exhibit 10.6 to the Registrant's Registration Statement on Form S-11, filed on September 26, 2017, Commission File No. 333-220646
10.12	Promissory Note dated June 28, 2017, incorporated by reference to Exhibit 10.7 to the Registrant's Registration Statement on Form S-11, filed on September 26, 2017, Commission File No. 333-220646
10.13	Employee and Director Long Term Incentive Plan, incorporated by reference to Exhibit 10.8 to the Registrant's Registration Statement on Form S-11, filed on September 26, 2017, Commission File No. 333-220646
10.14	Multifamily Loan and Security Agreement, between SSSHT PropCo 4522 S 1300 E, LLC and KeyBank National Association, dated February 23, 2018, incorporated by reference to Exhibit 10.15 to Pre-Effective Amendment No. 2 to the Registrant's Registration Statement on Form S-11, filed on March 29, 2018, Commission File No. 333-220646
10.15	Multifamily Deed of Trust, Assignment of Rents and Security Agreement, between SSSHT PropCo 4522 S 1300 E, LLC and KeyBank National Association, dated February 23, 2018, incorporated by reference to Exhibit 10.16 to Pre-Effective Amendment No. 2 to the Registrant's Registration Statement on Form S-11, filed on March 29, 2018, Commission File No. 333-220646
10.16	Guaranty, by Strategic Student & Senior Housing Trust, Inc. for the benefit of KeyBank National Association, dated February 23, 2018, incorporated by reference to Exhibit 10.17 to Pre-Effective Amendment No. 2 to the Registrant's Registration Statement on Form S-11, filed on March 29, 2018, Commission File No. 333-220646
10.17	Multifamily Note, Fixed Rate Defeasance, in the original principal amount of $28,709,000, by SSSHT PropCo 4522 S 1300 E, LLC in favor of KeyBank National Association, dated February 23, 2018, incorporated by reference to Exhibit 10.18 to Pre-Effective Amendment No. 2 to the Registrant's Registration Statement on Form S-11, filed on March 29, 2018, Commission File No. 333-220646
10.18	Multifamily Loan and Security Agreement, between SSSHT PropCo 1245 E Murray Holladay Road, LLC and KeyBank National Association, dated February 23, 2018, incorporated by reference to Exhibit 10.19 to Pre-Effective Amendment No. 2 to the Registrant's Registration Statement on Form S-11, filed on March 29, 2018, Commission File No. 333-220646
10.19	Multifamily Deed of Trust, Assignment of Rents and Security Agreement, between SSSHT PropCo 1245 E Murray Holladay Road, LLC and KeyBank National Association, dated February 23, 2018, incorporated by reference to Exhibit 10.20 to Pre-Effective Amendment No. 2 to the Registrant's Registration Statement on Form S-11, filed on March 29, 2018, Commission File No. 333-220646
10.20	Guaranty, by Strategic Student & Senior Housing Trust, Inc. for the benefit of KeyBank National Association, dated February 23, 2018, incorporated by reference to Exhibit 10.21 to Pre-Effective Amendment No. 2 to the Registrant's Registration Statement on Form S-11, filed on March 29, 2018, Commission File No. 333-220646
10.21	Multifamily Note, Fixed Rate Defeasance, in the original principal amount of $9,337,000, by SSSHT PropCo 1245 E Murray Holladay Road, LLC in favor of KeyBank National Association, dated February 23, 2018, incorporated by reference to Exhibit 10.22 to Pre-Effective Amendment No. 2 to the Registrant's Registration Statement on Form S-11, filed on March 29, 2018, Commission File No. 333-220646
10.22	Multifamily Loan and Security Agreement, between SSSHT PropCo 10020 N 4600 W Street, LLC and KeyBank National Association, dated February 23, 2018, incorporated by reference to Exhibit 10.23 to Pre-Effective Amendment No. 2 to the Registrant's Registration Statement on Form S-11, filed on March 29, 2018, Commission File No. 333-220646
10.23	Multifamily Deed of Trust, Assignment of Rents and Security Agreement, between SSSHT PropCo 10020 N 4600 W Street, LLC and KeyBank National Association, dated February 23, 2018, incorporated by reference to Exhibit 10.24 to Pre-Effective Amendment No. 2 to the Registrant's Registration Statement on Form S-11, filed on March 29, 2018, Commission File No. 333-220646
10.24	Guaranty, by Strategic Student & Senior Housing Trust, Inc. for the benefit of KeyBank National Association, dated February 23, 2018, incorporated by reference to Exhibit 10.25 to Pre-Effective

Amendment No. 2 to the Registrant's Registration Statement on Form S-11, filed on March 29, 2018, Commission File No. 333-220646

10.25	Multifamily Note, Fixed Rate Defeasance, in the original principal amount of $8,859,000, by SSSHT PropCo 10020 N 4600 W Street, LLC in favor of KeyBank National Association, dated February 23, 2018, incorporated by reference to Exhibit 10.26 to Pre-Effective Amendment No. 2 to the Registrant's Registration Statement on Form S-11, filed on March 29, 2018, Commission File No. 333-220646
10.26	Cross-Collateralization Agreement, by and among SSSHT PropCo 4522 S 1300 E, LLC, SSSHT PropCo 1245 E Murray Holladay Road, LLC, SSSHT PropCo 10020 N 4600 W Street, LLC and KeyBank National Association, dated February 23, 2018, incorporated by reference to Exhibit 10.27 to Pre-Effective Amendment No. 2 to the Registrant's Registration Statement on Form S-11, filed on March 29, 2018, Commission File No. 333-220646
10.27	Second Amended and Restated Credit Agreement, by and among SSSHT Operating Partnership, L.P., H. Michael Schwartz and Noble PPS, LLC, as borrower, and KeyBank National Association, as lender, dated February 23, 2018, incorporated by reference to Exhibit 10.28 to Pre-Effective Amendment No. 2 to the Registrant's Registration Statement on Form S-11, filed on March 29, 2018, Commission File No. 333-220646
10.28	Second Amended and Restated Guaranty Agreement, by Strategic Student & Senior Housing Trust, Inc. for the benefit of KeyBank National Association, dated February 23, 2018, incorporated by reference to Exhibit 10.30 to Pre-Effective Amendment No. 2 to the Registrant's Registration Statement on Form S-11, filed on March 29, 2018, Commission File No. 333-220646
10.29	First Credit Agreement Supplement and Amendment, by and among SSSHT Operating Partnership, L.P., H. Michael Schwartz and Noble PPS, LLC, as borrower, and KeyBank National Association, as lender, dated August 31, 2018, incorporated by reference to Exhibit 10.5 to Form 8-K, filed on September 7, 2018, Commission File No. 333-220646
10.30	Omnibus Amendment and Reaffirmation of Loan Documents, by and among SSSHT Operating Partnership, L.P., Noble PPS, LLC, Strategic Student & Senior Housing Trust, Inc., SSSHT Student Holdco, LLC, SSSHT Senior Holdco, LLC, SSSHT TRS, Inc., Encore Capital Group, LLC, and KeyBank National Association, dated August 31, 2018, incorporated by reference to Exhibit 10.7 to Form 8-K, filed on September 7, 2018, Commission File No. 333-220646
10.31	Amended and Restated Promissory Note, in the principal amount of $56,500,000, by SSSHT Operating Partnership, L.P., H. Michael Schwartz and Noble PPS, LLC in favor of KeyBank National Association, dated August 31, 2018, incorporated by reference to Exhibit 10.6 to Form 8-K, filed on September 7, 2018, Commission File No. 333-220646
10.32	Multifamily Loan and Security Agreement, between SSSHT PropCo SE Division Street, LLC and KeyBank National Association, dated August 31, 2018, incorporated by reference to Exhibit 10.1 to Form 8-K, filed on September 7, 2018, Commission File No. 333-220646
10.33	Multifamily Deed of Trust, Assignment of Rents and Security Agreement, between SSSHT PropCo SE Division Street, LLC and KeyBank National Association, dated August 31, 2018, incorporated by reference to Exhibit 10.2 to Form 8-K, filed on September 7, 2018, Commission File No. 333-220646
10.34	Guaranty, by Strategic Student & Senior Housing Trust, Inc. for the benefit of KeyBank National Association, dated August 31, 2018, incorporated by reference to Exhibit 10.3 to Form 8-K, filed on September 7, 2018, Commission File No. 333-220646
10.35	Multifamily Note, Fixed Rate Defeasance, in the original principal amount of $63,200,000, by SSSHT PropCo SE Division Street, LLC in favor of KeyBank National Association, dated August 31, 2018, incorporated by reference to Exhibit 10.4 to Form 8-K, filed on September 7, 2018, Commission File No. 333-220646
10.36	Guaranty of Completion, by Strategic Student & Senior Housing Trust, Inc. for the benefit of KeyBank National Association and any subsequent holder of the Note, effective as of August 31, 2018, incorporated by reference to Exhibit 10.1 to Form 8-K, filed on October 12, 2018, Commission File No. 333-220646
10.37	Second Amendment to Second Amended and Restated Credit Agreement, by and among SSSHT Operating Partnership, L.P., H. Michael Schwartz, Noble PPS, LLC and SmartStop Asset Management, LLC as

borrower, and KeyBank National Association, as lender, dated March 29, 2019, incorporated by reference to Exhibit 10.1 to Form 8-K, filed on March 29, 2019, Commission File No. 333-220646

10.38	Second Omnibus Amendment and Reaffirmation of Loan Documents, by and among SSSHT Operating Partnership, L.P., Noble PPS, LLC, Strategic Student & Senior Housing Trust, Inc., SSSHT Student Holdco, LLC, SSSHT Senior Holdco, LLC, SSSHT TRS, Inc., Encore Capital Group, LLC and KeyBank National Association, dated March 29, 2019, incorporated by reference to Exhibit 10.2 to Form 8-K, filed on March 29, 2019, Commission File No. 333-220646
10.39	Fourth Amendment to Second Amended and Restated Credit Agreement, by and among SSSHT Operating Partnership, L.P., H. Michael Schwartz, Noble PPS, LLC, and SmartStop Asset Management, LLC, as borrower, and KeyBank National Association, as lender, dated February 27, 2020 incorporated by reference to Exhibit 10.1 to Form 8-K, filed on March 4, 2020, Commission File No. 333-220646
10.40	Fifth Amendment to Second Amended and Restated Credit Agreement, by and among SSSHT Operating Partnership, L.P., H. Michael Schwartz, Noble PPS, LLC, and SmartStop Asset Management, LLC, as borrower, and KeyBank National Association, as lender, dated November 13, 2020, incorporated by reference to Exhibit 10.1 to Form 10-Q, filed on November 16, 2020, Commission File No. 333-220646
10.41	Tallahassee Sale Agreement, incorporated by reference to Exhibit 10.1 to Form 8-K, filed on December 1, 2021, Commission File No. 333-220646
10.42	Seventh Amendment to Second Amended and Restated Credit Agreement, dated October 28, 2022, incorporated by reference to Exhibit 10.1 to Form 8-K, filed on November 3, 2022, Commission File No. 333-220646
10.43	Eighth Amendment to Second Amended and Restated Credit Agreement, dated March 13, 2024, incorporated by reference to Exhibit 10.1 to Form 8-K, filed on March 18, 2024, Commission File No. 333-220646
10.44	Pledge and Security Agreement, dated March 13, 2024, incorporated by reference to Exhibit 10.2 to Form 8-K, filed on March 18, 2024, Commission File No. 333-220646
21.1	Subsidiaries of Strategic Student & Senior Housing Trust, Inc., incorporated by reference to Exhibit 21.1 to Post-Effective Amendment No. 1 the Company's Registration Statement on Form S-11, filed on November 30, 2018, Commission File No. 333-220646
31.1*	Certification of Principal Executive Officer, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2*	Certification of Principal Financial Officer, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.1*	Certification of Principal Executive Officer, pursuant to 18 U.S.C. Section 1350, as created by Section 906 of the Sarbanes-Oxley Act of 2002
32.2*	Certification of Principal Financial Officer, pursuant to 18 U.S.C. Section 1350, as created by Section 906 of the Sarbanes-Oxley Act of 2002
99.1*	Consent of Kroll, LLC
101*	The following Strategic Student & Senior Housing Trust, Inc. financial information for the Year Ended December 31, 2023, formatted in Inline XBRL: (i) Consolidated Balance Sheets, (ii) Consolidated Statements of Operations, (iii) Consolidated Statements of Equity and Temporary Equity, (iv) Consolidated Statements of Cash Flows and (v) the Notes to Consolidated Financial Statements. The instance document does not appear in the Interactive Data File because XBRL tags are embedded within the Inline XBRL document.
104*	The cover page from the Strategic Student & Senior Housing Trust, Inc.'s Annual Report on Form 10-K for the year ended December 31, 2023, has been formatted in Inline XBRL.

---

* Filed herewith.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Ladera Ranch, State of California, on March 22, 2024.


STRATEGIC STUDENT & SENIOR HOUSING TRUST, INC.

By: /s/ John Strockis

John Strockis

Chief Executive Officer and President


Pursuant to the requirements of the Securities Exchange Act of 1934, this Annual Report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated:

Signature	Title	Date
/s/ John Strockis John Strockis	Chief Executive Officer and President (Principal Executive Officer)	March 22, 2024
/s/ Matt F. Lopez Matt F. Lopez	Chief Financial Officer, Treasurer, and Secretary (Principal Financial and Accounting Officer)	March 22, 2024
/s/ H. Michael Schwartz H. Michael Schwartz	Chairman of the Board of Directors	March 22, 2024
/s/ Stephen G. Muzzy Stephen G. Muzzy	Independent Director	March 22, 2024
/s/ Brent Chappell Brent Chappell	Independent Director	March 22, 2024

Supplemental Information to be Furnished With Reports Filed Pursuant to Section 15(d) of the Act by Registrants Which Have Not Registered Securities Pursuant to Section 12 of the Act

The registrant intends to furnish a proxy statement to security holders subsequent to the filing of this Annual Report.

**INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2023**

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Shareholders and Board of Directors
Strategic Student & Senior Housing Trust, Inc.
Irvine, California

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Strategic Student & Senior Housing Trust, Inc. (the "Company") as of December 31, 2023 and 2022, the related consolidated statements of operations, equity (deficit) and temporary equity, and cash flows for each of the three years in the period ended December 31, 2023, and the related notes and financial statement schedule listed in the accompanying index (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing separate opinions on the critical audit matter or on the accounts or disclosures to which it relates.

Evaluation of Real Estate Facilities for Potential Impairment

The Company had total real estate facilities, net of accumulated depreciation, of approximately $191.8 million as of December 31, 2023. As described in Note 2 to the consolidated financial statements, management evaluates events and changes in circumstances that could indicate that the carrying amounts of these assets may not be recoverable.

We identified management's evaluation of changes in events or circumstances that may indicate potential impairment of real estate facilities as a critical audit matter. Significant management judgment is required to identify and evaluate these potential indicators of impairment. Auditing these subjective judgments involved especially challenging auditor judgment due to the nature and extent of audit effort required to address this matter.

The primary procedures we performed to address this critical audit matter included:

- Evaluating management's identification and assessment of whether property specific adverse qualitative or quantitative conditions, such as deterioration in net operating income or other relevant market conditions, indicate that the carrying value of real estate facilities is not recoverable by (i) testing the underlying data, including historical facility revenues and operating expenses, and (ii) independently evaluating relevant market and property specific data, including consideration of contradictory information.

/s/ BDO USA, P.C.

We have served as the Company's auditor since 2017.

Costa Mesa, California

March 22, 2024

STRATEGIC STUDENT & SENIOR HOUSING TRUST, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
December 31, 2023 and 2022

		December 31, 2023		December 31, 2022
ASSETS				
Real estate facilities:				
Land	$	16,908,000	$	16,908,000
Buildings		199,161,324		197,087,925
Site improvements		3,587,917		3,587,917
Furniture, fixtures and equipment		12,335,591		10,422,712
		231,992,832		228,006,554
Accumulated depreciation		(40,556,104)		(33,485,918)
		191,436,728		194,520,636
Construction in process		354,531		1,762,703
Total real estate facilities, net		191,791,259		196,283,339
Cash and cash equivalents		5,591,709		10,321,573
Restricted cash		2,696,750		2,223,036
Other assets		1,269,038		1,626,150
Total assets	**$**	**201,348,756**	**$**	**210,454,098**
LIABILITIES, TEMPORARY EQUITY, AND EQUITY (DEFICIT)				
Debt, net	$	160,863,818	$	162,815,965
Accounts payable and accrued liabilities		3,684,066		3,676,672
Due to affiliates		15,663,315		13,084,087
Distributions payable		6,862,259		5,520,981
Total liabilities		**187,073,458**		**185,097,705**
Commitments and contingencies (Note 8)				
Redeemable common stock		5,350,610		5,350,610
Preferred equity in our Operating Partnership		10,165,594		10,165,594
Equity (deficit):				
Strategic Student & Senior Housing Trust, Inc. equity (deficit):				
Preferred stock, $0.001 par value; 200,000,000 shares authorized; none issued and outstanding at December 31, 2023 and 2022		—		—
Class A Common stock, $0.001 par value; 245,000,000 shares authorized; 11,632,930 and 11,630,430 shares issued and outstanding at December 31, 2023 and 2022, respectively		11,632		11,630
Class T Common stock, $0.001 par value; 115,000,000 shares authorized; 77,598 shares issued and outstanding at December 31, 2023 and 2022.		78		78
Class W Common stock, $0.001 par value; 70,000,000 shares authorized; 85,548 shares issued and outstanding at December 31, 2023 and 2022.		87		87
Class Y Common stock, $0.001 par value; 200,000,000 shares authorized; 1,123,349 shares issued and outstanding at December 31, 2023 and 2022.		1,122		1,122
Class Z Common stock, $0.001 par value; 70,000,000 shares authorized; 166,494 shares issued and outstanding at December 31, 2023 and 2022.		167		167
Additional paid-in capital		97,729,191		97,715,025
Distributions		(17,722,288)		(17,722,288)
Accumulated deficit		(80,129,935)		(69,056,360)
Total Strategic Student & Senior Housing Trust, Inc. (deficit) equity		(109,946)		10,949,461
Noncontrolling interests in our Operating Partnership		(1,130,960)		(1,109,272)
Total (deficit) equity		**(1,240,906)**		**9,840,189**
Total liabilities, temporary equity, and equity (deficit)	**$**	**201,348,756**	**$**	**210,454,098**

See notes to consolidated financial statements.

STRATEGIC STUDENT & SENIOR HOUSING TRUST, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
Years Ended December 31, 2023, 2022 and 2021

	Year Ended December 31, 2023	Year Ended December 31, 2022	Year Ended December 31, 2021
Revenues:			
Leasing and related revenues – student	$ 5,076,260	$ 4,522,789	$ 8,090,778
Leasing and related revenues – senior	32,592,265	29,908,045	26,179,636
Total revenues	37,668,525	34,430,834	34,270,414
Operating expenses:			
Property operating expenses – student	2,679,173	2,657,691	4,098,690
Property operating expenses – senior	23,550,735	21,562,383	19,227,624
Property operating expenses – affiliates	2,484,303	2,436,654	2,832,734
General and administrative	2,441,031	1,718,876	1,278,446
Depreciation	7,070,186	7,415,888	8,674,660
Intangible amortization expense	—	—	626,332
Total operating expenses	38,225,428	35,791,492	36,738,486
Gain on sale of real estate, net	—	12,101,937	—
Income (loss) from operations	(556,903)	10,741,279	(2,468,072)
Other income (expense):			
Interest expense	(9,023,857)	(8,266,519)	(9,533,011)
Interest expense – debt issuance costs	(320,856)	(370,415)	(468,703)
Forgiveness of PPP Loans	—	—	1,971,157
Loss on extinguishment of debt	—	(1,985,602)	—
Other	147,631	606,608	1,168,175
Net income (loss)	(9,753,985)	725,351	(9,330,454)
Less: Distributions to preferred unitholders in our Operating Partnership	(1,341,278)	(1,256,632)	(1,171,988)
Less: Accretion of preferred equity costs	—	—	(7,765)
Net (income) loss attributable to the noncontrolling interests in our Operating Partnership	21,688	(2,963)	22,666
Net loss attributable to Strategic Student & Senior Housing Trust, Inc. common stockholders	$ (11,073,575)	$ (534,244)	$ (10,487,541)
Net loss per Class A share – basic and diluted	$ (0.85)	$ (0.04)	$ (0.80)
Net loss per Class T share – basic and diluted	$ (0.85)	$ (0.04)	$ (0.80)
Net loss per Class W share – basic and diluted	$ (0.85)	$ (0.04)	$ (0.80)
Net loss per Class Y share – basic and diluted	$ (0.85)	$ (0.04)	$ (0.80)
Net loss per Class Z share – basic and diluted	$ (0.85)	$ (0.04)	$ (0.80)
Weighted average Class A shares outstanding – basic and diluted	11,625,584	11,622,536	11,619,060
Weighted average Class T shares outstanding – basic and diluted	77,598	77,598	77,598
Weighted average Class W shares outstanding – basic and diluted	85,548	85,548	85,548
Weighted average Class Y shares outstanding – basic and diluted	1,123,349	1,123,349	1,123,349
Weighted average Class Z shares outstanding – basic and diluted	166,494	166,494	166,494

See notes to consolidated financial statements.

STRATEGIC STUDENT & SENIOR HOUSING TRUST, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF EQUITY (DEFICIT) AND TEMPORARY EQUITY
Years Ended December 31, 2023, 2022 and 2021

	Class A Number of Shares	Class A Common Stock Par Value	Class T Number of Shares	Class T Common Stock Par Value	Class W Number of Shares	Class W Common Stock Par Value	Class Y Number of Shares	Class Y Common Stock Par Value	Class Z Number of Shares	Class Z Common Stock Par Value	Additional Paid-in Capital	Distributions	Accumulated Deficit	Total Strategic Student & Senior Housing Trust, Inc. Equity	Non-controlling Interests in our Operating Partnership	Total Equity	Preferred Equity in our Operating Partnership	Redeemable Common Stock
Balance as of December 31, 2020	11,625,430	$ 11,625	77,598	$ 78	85,548	$ 87	1,123,349	$ 1,122	166,494	$ 167	$ 97,676,432	$ (17,199,735)	$ (58,034,575)	$ 22,455,201	$ (1,088,547)	$ 21,366,654	$ 10,157,829	$ 5,350,610
Issuance of restricted stock	2,500	2	—	—	—	—	—	—	—	—	—	—	—	2	—	2	—	—
Distributions to preferred unitholders in our Operating Partnership	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(1,171,988)	—
Stock based compensation expense	—	—	—	—	—	—	—	—	—	—	24,347	—	—	24,347	—	24,347	—	—
Net loss attributable to Strategic Student & Senior Housing Trust, Inc.	—	—	—	—	—	—	—	—	—	—	—	—	(10,487,541)	(10,487,541)	—	(10,487,541)	1,171,988	—
Net loss attributable to the noncontrolling interests	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(22,666)	(22,666)	—	—
Accretion of non-cash preferred equity issuance costs	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	7,765	—
Balance as of December 31, 2021	11,627,930	11,627	77,598	78	85,548	87	1,123,349	1,122	166,494	167	97,700,779	(17,199,735)	(68,522,116)	11,992,009	(1,111,213)	10,880,796	10,165,594	5,350,610
Distributions	—	—	—	—	—	—	—	—	—	—	—	(522,553)	—	(522,553)	—	(522,553)	—	—
Distributions to noncontrolling interests	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(1,022)	(1,022)	—	—
Issuance of restricted stock	2,500	3	—	—	—	—	—	—	—	—	—	—	—	3	—	3	—	—
Distributions to preferred unitholders in our Operating Partnership	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(1,256,632)	—
Stock based compensation expense	—	—	—	—	—	—	—	—	—	—	14,246	—	—	14,246	—	14,246	—	—
Net loss attributable to Strategic Student & Senior Housing Trust, Inc.	—	—	—	—	—	—	—	—	—	—	—	—	(534,244)	(534,244)	—	(534,244)	1,256,632	—
Net income attributable to the noncontrolling interests	—	—	—	—	—	—	—	—	—	—	—	—	—	—	2,963	2,963	—	—
Balance as of December 31, 2022	11,630,430	$ 11,630	77,598	$ 78	85,548	$ 87	1,123,349	$ 1,122	166,494	$ 167	$ 97,715,025	$ (17,722,288)	$ (69,056,360)	$ 10,949,461	$ (1,109,272)	$ 9,840,189	$ 10,165,594	$ 5,350,610

See notes to consolidated financial statements.

F-6

STRATEGIC STUDENT & SENIOR HOUSING TRUST, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF EQUITY (DEFICIT) AND TEMPORARY EQUITY (Continued)
Years Ended December 31, 2023, 2022 and 2021

| | Common Stock | | | | | | | | | | | | | | | | | | |
| | Class A | | Class T | | Class W | | Class Y | | Class Z | | Additional Paid-in Capital | Distributions | Accumulated Deficit | Total Strategic Student & Senior Housing Trust, Inc. Equity (Deficit) | Non-controlling Interests in our Operating Partnership | Total Equity (Deficit) | Preferred Equity in our Operating Partnership | Redeemable Common Stock |
	Number of Shares	Common Stock Par Value	Number of Shares	Common Stock Par Value	Number of Shares	Common Stock Par Value	Number of Shares	Common Stock Par Value	Number of Shares	Common Stock Par Value								
Balance as of December 31, 2022	11,630,430	$ 11,630	77,598	$ 78	85,548	$ 87	1,123,349	$ 1,122	166,494	$ 167	$ 97,715,025	$ (17,722,288)	$ (69,056,360)	$ 10,949,461	$ (1,109,272)	$ 9,840,189	$ 10,165,594	$ 5,350,610
Issuance of restricted stock	2,500	2	—	—	—	—	—	—	—	—				2	—	2		
Distributions to preferred unitholders in our Operating Partnership	—	—	—	—	—	—	—	—	—	—							(1,341,278)	
Stock based compensation expense	—	—	—	—	—	—	—	—	—	—	14,166		—	14,166	—	14,166		
Net loss attributable to Strategic Student & Senior Housing Trust, Inc.	—	—	—	—	—	—	—	—	—	—			(11,073,575)	(11,073,575)	—	(11,073,575)	1,341,278	
Net loss attributable to the noncontrolling interests	—	—	—	—	—	—	—	—	—	—			—	—	(21,688)	(21,688)	—	
Balance as of December 31, 2023	11,632,930	$ 11,632	77,598	$ 78	85,548	$ 87	1,123,349	$ 1,122	166,494	$ 167	$ 97,729,191	$ (17,722,288)	$ (80,129,935)	$ (109,946)	$ (1,130,960)	$ (1,240,906)	$ 10,165,594	$ 5,350,610

See notes to consolidated financial statements.

F-7

STRATEGIC STUDENT & SENIOR HOUSING TRUST, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
Years Ended December 31, 2023, 2022, and 2021

	Year Ended December 31, 2023	Year Ended December 31, 2022	Year Ended December 31, 2021
Cash flows from operating activities:			
Net income (loss)	$ (9,753,985)	$ 725,351	$ (9,330,454)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:			
Depreciation and amortization	7,070,186	7,415,888	9,300,992
Amortization of debt issuance costs	320,856	370,415	468,703
Stock based compensation expense related to issuance of restricted stock	14,166	14,246	24,347
Forgiveness of PPP Loans	—	—	(1,971,157)
Loss on extinguishment of debt	—	1,985,602	—
Gain on sale of real estate, net	—	(12,101,937)	—
Gain on equity method investment	—	(573,430)	(484,488)
Increase (decrease) in cash, cash equivalents, and restricted cash from changes in assets and liabilities:			
Other assets	357,114	(172,386)	207,144
Accounts payable and accrued liabilities	352,207	844,596	(133,803)
Due to affiliates	2,579,228	1,403,388	2,637,266
Net cash provided by (used in) operating activities	939,772	(88,267)	718,550
Cash flows from investing activities:			
Additions to real estate	(2,922,925)	(4,030,077)	(1,106,197)
Net proceeds from sale of real estate	—	48,503,131	—
Settlement of company owned life insurance	—	—	328,172
Distributions of capital from equity method investments	—	979,131	1,352,523
Net cash provided by (used in) investing activities	(2,922,925)	45,452,185	574,498
Cash flows from financing activities:			
Principal payments of KeyBank Bridge Loans	(600,000)	(17,650,000)	(50,000)
Repayment of Tallahassee Nationwide mortgage loan	—	(23,500,000)	—
Scheduled principal payments of mortgage loans	(1,672,997)	(937,856)	(646,586)
Debt issuance costs	—	(92,458)	(164,875)
Distributions paid to common stockholders	—	(522,553)	—
Distributions paid to Operating Partnership unitholders	—	(1,022)	—
Net cash used in financing activities	(2,272,997)	(42,703,889)	(861,461)
Net change in cash, cash equivalents, and restricted cash	(4,256,150)	2,660,029	431,587
Cash, cash equivalents, and restricted cash, beginning of year	12,544,609	9,884,580	9,452,993
Cash, cash equivalents, and restricted cash, end of year	$ 8,288,459	$ 12,544,609	$ 9,884,580
Supplemental disclosures and non-cash transactions:			
Cash paid for interest	$ 9,011,353	$ 8,241,981	$ 9,548,429
Additions to real estate and construction in process in accounts payable and accrued liabilities	$ 26,522	$ 371,341	$ 5,347
Distributions payable to preferred unit holders in our operating partnership	$ 1,341,278	$ 1,256,632	$ 1,171,988

See notes to consolidated financial statements.

Note 1. Organization

Strategic Student & Senior Housing Trust, Inc., a Maryland corporation, was formed on October 4, 2016 under the Maryland General Corporation Law for the purpose of engaging in the business of investing in student housing and senior housing real estate investments. The Company's year-end is December 31. As used in these consolidated financial statements, "we," "us," "our," and "Company" refer to Strategic Student & Senior Housing Trust, Inc. and each of our subsidiaries.

Offering Related

On October 4, 2016, our Advisor, as defined below, acquired 111.11 shares of our common stock for $1,000 and became our initial stockholder. On January 27, 2017, pursuant to a confidential private placement memorandum (the "Private Placement Memorandum"), we commenced a private offering of up to $100,000,000 in shares of our common stock (the "Primary Private Offering") and 1,000,000 shares of common stock pursuant to our distribution reinvestment plan (collectively, the "Private Offering" and together with the Public Offering described below, the "Offerings"). The Private Offering required a minimum offering amount of $1,000,000. On August 4, 2017, we met such minimum offering requirement. Our Private Offering terminated on March 15, 2018. We raised offering proceeds of approximately $91.5 million from the issuance of approximately 10.7 million shares pursuant to the Private Offering.

On May 1, 2018, our registration statement on Form S-11 (File No. 333-220646) (the "Registration Statement") was declared effective by the U.S. Securities and Exchange Commission (the "SEC"). The Registration Statement registered up to $1.0 billion in shares of common stock for sale to the public (the "Primary Offering") consisting of three classes of shares — Class A shares, Class T shares, and Class W shares— and up to $95,000,000 in shares of common stock for sale pursuant to our distribution reinvestment plan (together with the Primary Offering, the "Public Offering"). Concurrently with our Registration Statement being declared effective, we filed articles of amendment to our charter and articles supplementary to our charter. As a result, all shares issued in our Private Offering were redesignated as Class A shares and the authorized shares under our charter were reclassified among Class A shares and two new classes of shares, Class T shares and Class W shares.

On June 21, 2019, we suspended the sale of Class A shares, Class T shares, and Class W shares in the Primary Offering and filed a post-effective amendment to our Registration Statement to register two new classes of common stock (Class Y shares and Class Z shares) with the SEC. On July 10, 2019, the amendment to our Registration Statement was declared effective by the SEC. Also on July 10, 2019, we filed articles supplementary to our charter which reclassified certain authorized and unissued shares of our common stock into Class Y shares and Class Z shares. Effective as of July 10, 2019, we began offering Class Y shares (up to $700 million in shares) and Class Z shares (up to $300 million in shares) in our Primary Offering. The Class Y shares and Class Z shares have similar voting rights and rights upon liquidation to the Class A shares, Class T shares, and Class W shares, although distributions are expected to differ because of the stockholder servicing fee associated with the Class Y shares and the dealer manager servicing fee associated with the Class Z shares. Through our Primary Offering, we raised offering proceeds of approximately $17.1 million from the issuance of approximately 362,000 Class A shares, approximately 70,000 Class T shares, approximately 83,000 Class W shares, approximately 1.1 million Class Y shares, and approximately 165,000 Class Z shares. On March 30, 2020, our board of directors approved the suspension of our distributions which included the distribution reinvestment plan and no shares have been issued subsequently. Through our distribution reinvestment plan, we have issued approximately 610,000 Class A shares, approximately 8,000 Class T shares, approximately 3,000 Class W shares, approximately 10,000 Class Y shares, and approximately 1,000 Class Z shares for gross proceeds of approximately $5.7 million.

On March 30, 2020, our board of directors approved the suspension of the Primary Offering based upon various factors, including the uncertainty relating to the novel coronavirus ("COVID-19") pandemic and its potential impact on us and our overall financial results. Our board of directors also approved the suspension of our share redemption program (see Note 8 – Commitments and Contingencies for additional detail) and the suspension of distributions to our stockholders both of which remain suspended as of December 31, 2023. The termination of our Primary Offering occurred on May 1, 2021. Primarily as a result of the termination of our Primary Offering, we currently do not have the equity capital needed to acquire additional properties at this time and we are focusing our efforts on managing our existing properties. Subsequent to March 31, 2020, no sales were made pursuant to the Primary Offering.

On January 22, 2024, our board of directors, upon recommendation of our nominating and corporate governance committee, approved an estimated value per share of $6.34 for our Class A shares, Class T shares, Class W shares, Class Y shares, and Class Z shares based on the estimated value of our assets less the estimated value of our liabilities, or net asset value, divided by the number of shares outstanding on an adjusted fully diluted basis, calculated as of September 30, 2023.

As of December 31, 2023, we owned one student housing property and four senior housing properties.

Our operating partnership, SSSHT Operating Partnership, L.P., a Delaware limited partnership (our "Operating Partnership"), was formed on October 5, 2016. On October 5, 2016, our Advisor acquired a limited partnership interest in our Operating Partnership for $1,000 (111.11 partnership units) and we contributed the initial $1,000 capital contribution to our Operating Partnership in exchange for the general partner interest. In addition, on September 28, 2017, our Advisor acquired additional limited partnership interests (25,447.57 partnership units) in our Operating Partnership for $199,000, resulting in total capital contributions of $200,000 by our Advisor in our Operating Partnership. Our Operating Partnership owns, directly or indirectly through one or more special purpose entities, all of our student housing and senior housing properties. As of December 31, 2023, we owned approximately 99.8% of the common units of limited partnership interest of our Operating Partnership. The remaining approximately 0.2% of the common units are owned by our Advisor. We will conduct certain activities directly or indirectly through our taxable REIT subsidiary, SSSHT TRS, Inc., a Delaware corporation (the "TRS") which was formed on October 6, 2016, and is a wholly owned subsidiary of our Operating Partnership. See Note 5 – Preferred Equity in our Operating Partnership.

Other Corporate History

Strategic Asset Management I, LLC (f/k/a SmartStop Asset Management, LLC), a Delaware limited liability company organized in 2013 (our "Sponsor"), was the sponsor of our Offerings. Our Sponsor provides real estate advisory, asset management, and property management services. In June 2019, our Sponsor entered into a series of transactions with SmartStop Self Storage REIT, Inc. (f/k/a Strategic Storage Trust II, Inc.) ("SmartStop") in which SmartStop acquired the self storage advisory, asset management, property management, investment management, and certain joint venture interests of our Sponsor. As a result of the transactions, our Sponsor and its subsidiaries own limited partnership units in the operating partnership of SmartStop, and our Sponsor is now focused primarily on student and senior housing. Our Sponsor owns approximately 97.5% of the economic interests (and 100% of the voting membership interests) of our Advisor and owns 100% of our Property Manager, each as defined below.

We have no employees. Our advisor is SSSHT Advisor, LLC, a Delaware limited liability company (our "Advisor") which was formed on October 3, 2016. The majority of the officers of our Advisor are also officers of us and our Sponsor. Our Advisor is responsible for managing our affairs on a day-to-day basis and identifying and making acquisitions and investments on our behalf under the terms of the Advisory Agreement, as defined elsewhere herein.   Please see Note 7 – Related Party Transactions for additional detail.

SSSHT Property Management, LLC, a Delaware limited liability company (our "Property Manager"), was formed on October 3, 2016. Our Property Manager derives substantially all of its income from the property management oversight services it performs for us. We have entered into property management agreements directly with third party property managers and our Property Manager provides oversight services with respect to such third party property managers. Please see Note 7 – Related Party Transactions for additional detail.

Our student housing property is managed by a third-party student housing property manager. Our senior housing properties are managed by a third-party senior living operator. Please see Note 8 – Commitments and Contingencies for additional detail.

Our dealer manager was Select Capital Corporation, a California corporation (our "Former Dealer Manager"). We terminated the Dealer Management Agreement on June 16, 2020 in accordance with its provisions. Our Former Dealer Manager was responsible for marketing our shares offered pursuant to our offerings. Our Sponsor previously owned, through a wholly-owned limited liability company, a 15% non-voting equity interest in our Former Dealer Manager. Affiliates of our Former Dealer Manager own a 2.5% non-voting membership interest in our Advisor, which they acquired on January 1, 2018. Please see Note 7 – Related Party Transactions for additional detail.

Our Sponsor owns 100% of the membership interests of Strategic Transfer Agent Services, LLC, our transfer agent (our "Transfer Agent"). Our Transfer Agent provides transfer agent and registrar services to us that are substantially similar to what a third party transfer agent would provide in the ordinary course of performing its functions as a transfer agent. Please see Note 7 – Related Party Transactions for additional detail. Prior to May 1, 2018, our Advisor provided services on our behalf similar to those provided by our Transfer Agent.

As we accepted subscriptions for shares of our common stock, we transferred all of the net offering proceeds to our Operating Partnership as capital contributions in exchange for additional limited partnership units in our Operating Partnership. However, we were deemed to have made capital contributions in the amount of gross proceeds received from investors, and our Operating Partnership was deemed to have simultaneously paid the sales commissions and other costs associated with the Offering. In addition, our Operating Partnership is structured to make distributions with respect to limited partnership units that are equivalent to the distributions we make to stockholders. Finally, a limited partner in our Operating Partnership may later exchange his or her limited partnership units in our

Operating Partnership for shares of our common stock at any time after one year following the date of issuance of their limited partnership units, subject to certain restrictions outlined in the limited partnership agreement of our Operating Partnership (the "Operating Partnership Agreement"). Our Advisor is prohibited from exchanging or otherwise transferring its limited partnership units so long as it is acting as our Advisor pursuant to our Advisory Agreement.

Note 2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles ("GAAP") as contained within the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") and the rules and regulations of the SEC.

Principles of Consolidation

Our financial statements, and the financial statements of our Operating Partnership, including its wholly-owned subsidiaries, are consolidated in the accompanying consolidated financial statements. The portion of these consolidated entities not wholly-owned by us is presented as noncontrolling interests. All intercompany accounts and transactions have been eliminated in consolidation.

Consolidation Considerations

Current accounting guidance provides a framework for identifying a variable interest entity ("VIE") and determining when a company should include the assets, liabilities, noncontrolling interests, and results of activities of a VIE in its consolidated financial statements. In general, a VIE is an entity or other legal structure used to conduct activities or hold assets that either (1) has an insufficient amount of equity to carry out its principal activities without additional subordinated financial support, (2) has a group of equity owners that are unable to make significant decisions about its activities, or (3) has a group of equity owners that do not have the obligation to absorb losses or the right to receive returns generated by its operations. Generally, a VIE should be consolidated if a party with an ownership, contractual, or other financial interest in the VIE (a variable interest holder) has the power to direct the VIE's most significant activities and the obligation to absorb losses or right to receive benefits of the VIE that could be significant to the VIE. A variable interest holder that consolidates the VIE is called the primary beneficiary. Upon consolidation, the primary beneficiary generally must initially record all of the VIE's assets, liabilities, and noncontrolling interest at fair value and subsequently account for the VIE as if it were consolidated based on majority voting interest. Our Operating Partnership is deemed to be a VIE and is consolidated by the Company as the primary beneficiary. As of December 31, 2023, we had not entered into other contracts/interests that would be deemed to be variable interests in a VIE.

Noncontrolling Interest in Consolidated Entities

We account for the noncontrolling interest in our Operating Partnership in accordance with the related accounting guidance. Due to our control through our general partnership interest in our Operating Partnership and the limited rights of the limited partners, our Operating Partnership, including its wholly-owned subsidiaries, is consolidated by the Company and the limited partner interest is reflected as a noncontrolling interest in the accompanying consolidated balance sheets. The noncontrolling interest shall be attributed its share of income and losses, even if that attribution results in a deficit noncontrolling interest balance.

Use of Estimates

The preparation of the consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. The current economic environment has increased the degree of uncertainty inherent in these estimates and assumptions. Management will adjust such estimates when facts and circumstances dictate. Actual results could materially differ from those estimates. The most significant estimates made include the allocation of property purchase price to tangible and intangible assets acquired and liabilities assumed at relative fair value, the determination if certain entities should be consolidated, the evaluation of potential impairment of long-lived assets, and the estimated useful lives of real estate assets and intangibles.

Cash and Cash Equivalents

We consider all short-term, highly liquid investments that are readily convertible to cash with a maturity of three months or less at the time of purchase to be cash equivalents.

We may maintain cash and cash equivalents in financial institutions in excess of insured limits, but believe this risk will be mitigated by only investing in or through major financial institutions.

Restricted Cash

Restricted cash consists primarily of impound reserve accounts for property taxes, insurance and capital improvements in connection with the requirements of certain of our loan agreements.

Real Estate Purchase Price Allocation

We account for acquisitions in accordance with GAAP which requires that we allocate the purchase price of a property to the tangible and intangible assets acquired and the liabilities assumed based on their relative fair values. This guidance requires us to make significant estimates and assumptions, including fair value estimates, which requires the use of significant unobservable inputs as of the acquisition date.

The value of the tangible assets, consisting of land and buildings, is determined as if vacant. Substantially all of the leases in place at acquired properties are at market rates, as the majority of the leases are one year or less. We also consider whether in-place, market leases represent an intangible asset. We do not expect to have intangible assets for the value of tenant relationships.

Acquisitions of portfolios of properties are allocated to the individual properties based upon an income approach or a cash flow analysis using appropriate risk adjusted capitalization rates which take into account the relative size, age, and location of the individual property along with current and projected occupancy and rental rate levels or appraised values, if available.

Acquisitions of integrated sets of assets and activities that do not meet the definition of a business, as defined under current GAAP are accounted for as asset acquisitions. Accordingly, once an acquisition is deemed probable, transaction costs are capitalized rather than expensed.

During the years ended December 31, 2023 and 2022, we did not acquire any properties or incur any acquisition-related transaction costs.

Real Estate Held for Sale

We consider real estate to be "held for sale" when the following criteria are met: (i) management commits to a plan to sell the property, (ii) the property is available for sale immediately, (iii) the property is actively being marketed for sale at a price that is reasonable in relation to its current fair value, (iv) the sale of the property within one year is considered probable and (v) significant changes to the plan to sell are not expected. Real estate that is held for sale and its related debt are classified as "real estate held for sale" and "debt related to real estate held for sale," respectively, in the period when all criteria are met in the accompanying consolidated financial statements. Real estate classified as held for sale is no longer depreciated and is reported at the lower of its carrying value or its estimated fair value less estimated costs to sell. Operating results and related gains (losses) on sale of properties that were disposed of or classified as held for sale in the ordinary course of business are included in continuing operations on the Company's consolidated statements of operations, consistent with current accounting guidance.

Evaluation of Possible Impairment of Long-Lived Assets

Management monitors events and changes in circumstances that could indicate that the carrying amounts of our long-lived assets, may not be recoverable. When indicators of potential impairment are present that indicate that the carrying amounts of the assets may not be recoverable, we will assess the recoverability of the assets by determining whether the carrying value of the long-lived assets will be recovered through the undiscounted future operating cash flows expected from the use of the asset and its eventual disposition. In the event that such expected undiscounted future cash flows do not exceed the carrying value, we will adjust the value of the long-lived assets to the fair value and recognize an impairment loss. For the years ended December 31, 2023 and 2022, no impairment losses were recognized.

Revenue Recognition and Accounts Receivable

Our student housing property is typically leased by the bed with fixed terms on an individual lease basis, often with parental guarantees. Substantially all of our leases coincide with the university's academic year but generally commence in August and terminate in July. We bill residents on a monthly basis, which is generally due at the beginning of the month. Residents have access to their units along with the property's amenities (i.e., study rooms, exercise facilities, common areas, etc.). The units are generally fully equipped (i.e., kitchen facilities, washer/dryer, etc.). We do not provide any food or other similar services.

Our senior housing properties are generally leased by the unit, pursuant to a resident lease agreement with fixed terms. Such agreements generally have an initial term of no more than 12 months, but are cancellable with 30 days' notice. Included in the base monthly lease fee are standard items (i.e., living accommodations, food services, activity programs, concierge services, care services, etc.). We bill on a monthly basis, which is generally due at the beginning of the month.

Additionally, at our senior housing properties our managers provide certain ancillary services to residents that are not contemplated in the lease agreement with each resident (primarily community fees and to a lesser extent guest meals, etc.). These services are provided and paid for in addition to the standard items included in each resident lease. Such items are billed on a monthly basis and are generally due at the beginning of the month.

The majority of our revenues are derived from lease and lease related revenues, and the majority of such revenue is not subject to the revenue recognition guidance ("ASC Topic 606") under GAAP. The revenues derived from our leases are accounted for pursuant to ASC Topic 842.

Additionally, we have elected to adopt a practical expedient not to separate lease and nonlease components, which can only be applied to leasing arrangements for which (i) the timing and pattern of transfer are the same for the lease and nonlease components and (ii) the lease component, if accounted for separately, would be classified as an operating lease. Under this practical expedient, contracts that are predominantly lease-based would be accounted for under ASC Topic 842, and contracts that are predominantly service-based would be accounted for under ASC Topic 606. Lease and nonlease revenue components that are accounted for within the scope of ASC Topic 842 are:

- Student leasing revenues recognized on a straight-line basis over the term of the contract. Other lease related revenues recognized in the period earned.

- Senior leasing revenues are recorded monthly pursuant to the agreements with our residents. The majority of such revenue is attributable to the portion of the base monthly lease fee related to the non-service component of the lease. The service component of the base monthly lease fee is also recognized pursuant to ASC Topic 842 as they are not the predominate component, the service timing and pattern of the service components are the same as the lease component, and the lease component, if separately accounted for, would be classified as an operating lease.

Our revenues that are within the scope of ASC Topic 606 are:

- The revenue from the ancillary services provided at our senior housing properties are recognized monthly as the performance obligation related to those services is completed. For the years ended December 31, 2023, 2022 and 2021, revenues totaling approximately $0.3 million, $0.4 million, and $0.3 million, respectively, are included in "Leasing and related revenues - senior".

If we determine that a receivable is not probable of being substantially collected, we adjust the amount of leasing and related revenues recorded related to such tenant and recognize future revenues for such tenant on a cash basis.

Allowance for Doubtful Accounts

Tenant accounts receivable is reported net of an allowance for doubtful accounts, in the accompanying consolidated balance sheets in other assets. Management records this general reserve estimate based upon a review of the current status of accounts receivable. It is reasonably possible that management's estimate of the allowance will change in the future. For the years ended December 31, 2023 and 2022, approximately $50,000, and $70,000, respectively, was recorded to allowance for doubtful accounts.

Advertising Costs

Advertising costs are included in property operating expenses, in the accompanying consolidated statements of operations. These costs are expensed in the period in which the cost is incurred. The Company incurred advertising costs of approximately $0.9 million for each of the years ended December 31, 2023, 2022, and 2021.

Grant Income

Stimulus grants received from the U.S. Department of Health and Human Services, as a result of the Coronavirus Aid, Relief, and Economic Security Act, are included in other income in the accompanying consolidated statements of operations in the period in which they were received. These funds were received based on assessed revenue losses and expenses at our senior care facilities attributed to COVID-19. The Company recognized approximately $0.8 million in other income related to the stimulus grants for the year ended December 31, 2021. The Company did not apply for grants and therefore did not recognize any grant income for the years ended December 31, 2023 and 2022.

Real Estate Properties

Real estate properties are recorded based upon relative fair values as of the date of acquisition. We capitalize costs incurred to renovate and improve properties, including interest and property taxes incurred during the construction period. The construction period begins when expenditures, incurred to renovate and improve properties, have been made and activities that are necessary to prepare the asset for its intended use are in progress. The construction period ends when the asset is substantially complete and ready for its intended use. The costs of ordinary repairs and maintenance are charged to operations when incurred.

Depreciation of Real Property Assets

Our management is required to make subjective assessments as to the useful lives of our depreciable assets. We consider the period of future benefit of the asset to determine the appropriate useful lives.

Depreciation of our real property assets is charged to expense on a straight-line basis over the estimated useful lives as follows:

Description	Standard Depreciable Life
Land	Not Depreciated
Buildings	40 years
Site Improvements	7 to 10 years

Depreciation of Furniture, Fixtures and Equipment

Furniture, fixtures and equipment are depreciated on a straight-line basis over the estimated useful lives generally ranging from 3 to 7 years.

Intangible Assets

We allocate a portion of our real estate purchase price to in-place leases. We amortize in-place lease intangibles on a straight-line basis over the estimated future benefit period. For the years ended December 31, 2023 and 2022, the gross amount allocated to in-place leases was approximately $19.6 million, and accumulated amortization of in-place lease intangibles totaled approximately $19.6 million.

Debt Issuance Costs

The net carrying value of costs incurred in connection with obtaining non-revolving financing are presented on the consolidated balance sheets as a deduction from the related debt and such amounts totaled approximately $0.7 million and $1.0 million as of December 31, 2023 and 2022, respectively.

Organization and Offering Costs

Our Advisor funded organization and offering costs on our behalf. We are required to reimburse our Advisor for such organization and offering costs; provided, however, our Advisor funded, and was not reimbursed for 1.0% of the gross offering proceeds from the sale of Class W shares towards payment of organization and offering expenses, which we recognized as a capital contribution from our Advisor. Additionally, our Advisor funded, and was not reimbursed for organization and offering costs up to an amount equal to 1.0% of the gross offering proceeds from the sale of Class Y shares and Class Z shares sold in our Public Offering, which we recognized as a capital contribution from our Advisor.

Our Advisor must reimburse us within 60 days after the end of the month in which the Public Offering terminated to the extent organization and offering expenses incurred in good faith in connection with the sale of Class Y shares and Class Z shares exceed the 1.0% estimate being funded by the Advisor. Conversely, must reimburse our Advisor within 60 days after the end of the month in which the Public Offering terminated to the extent such organization and offering expenses are less than the 1.0% estimate being funded by the Advisor. If at any point in time we determine that the organization and offering costs incurred in connection with the sale of Class Y shares and Class Z shares are expected to exceed 1.0% of the gross proceeds anticipated to be received from the sale of such shares, we will recognize such excess as a receivable from our Advisor and a corresponding capital contribution from our Advisor. If we determine that the organization and offering costs incurred in connection with the sale of Class Y shares and Class Z shares are expected to be less than 1.0% of the gross proceeds anticipated to be received from the sale of such shares, we will recognize such difference as a payable to our Advisor and a reduction of additional paid-in capital. Offering costs associated with the Primary Offering were recorded as an offset to additional paid-in capital, and organization costs were recorded in general and administrative expenses. Subsequent to the termination of our Public Offering on May 1, 2021, no additional adjustment was required.

In connection with our Primary Offering, our Former Dealer Manager received an upfront sales commission and dealer manager fee based upon the share class sold under the terms of the Dealer Manager Agreement, which are recorded as a reduction to additional paid-in capital as an offering cost. Our Advisor agreed to fund the payment of the upfront 3.0% sales commission and the upfront 3.0% dealer manager fee for the sale of Class Y shares sold in the Primary Offering, which we recognized as a capital contribution from our Advisor.

In addition, our Former Dealer Manager also received an ongoing stockholder servicing fee and ongoing dealer manager fee for certain classes of our common stock, subject to certain limitations. We record a liability within due to affiliates and a reduction to additional paid-in capital at the time of sale of the Class T, Class W, Class Y, and Class Z shares for the future estimated ongoing stockholder and dealer manager servicing fees. Please see Note 7 – Related Party Transactions – Dealer Manager Agreements for additional details about such commissions and fees.

Redeemable Common Stock

In connection with the Private Offering, we adopted a share redemption program (the "Private Offering Share Redemption Program") that enabled stockholders to sell their shares to us in limited circumstances, and in connection with the Public Offering, we amended the Private Offering Share Redemption Program (the "Share Redemption Program"). On March 30, 2020, our board of directors approved the suspension of our Share Redemption Program. Please see Note 8 – Commitments and Contingencies – Share Redemption Program for additional details.

In general, we record amounts that are redeemable under the Share Redemption Program as redeemable common stock in the accompanying consolidated balance sheets since the shares are redeemable at the option of the holder and therefore their redemption is outside our control. The maximum amount redeemable under the Share Redemption Program will be limited to the number of shares we could repurchase with the amount of the net proceeds from the sale of shares under the Distribution Reinvestment Plan. However, accounting guidance states that determinable amounts that can become redeemable should be presented as redeemable when such amount is known. Therefore, the net proceeds from the Distribution Reinvestment Plan are considered to be temporary equity and are presented as redeemable common stock in our consolidated balance sheets. In addition, current accounting guidance requires, among other things, that financial instruments that represent a mandatory obligation of us to repurchase shares be classified as liabilities and reported at settlement value. Our redeemable common stock is contingently redeemable at the option of the holder. When we determine we have a mandatory obligation to repurchase shares under the Share Redemption Program, we reclassify such obligations from temporary equity to a liability based upon their respective settlement values.

Accounting for Equity Awards

The cost of restricted stock is required to be measured based on the grant date fair value, the cost is recognized over the relevant service period, and we have elected to record forfeitures as they occur.

Fair Value Measurements

The accounting standard for fair value measurements and disclosures defines fair value, establishes a framework for measuring fair value, and provides for expanded disclosure about fair value measurements. Fair value is defined by the accounting standard for fair value measurements and disclosures as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. It also establishes a fair value hierarchy that prioritizes observable and unobservable inputs used to measure fair value into three levels. The following summarizes the three levels of inputs and hierarchy of fair value we use when measuring fair value:

- Level 1 inputs utilize quoted prices (unadjusted) in active markets for identical assets or liabilities that we have the ability to access;

- Level 2 inputs may include quoted prices for similar assets and liabilities in active markets, as well as interest rates and yield curves that are observable at commonly quoted intervals; and

- Level 3 inputs are unobservable inputs for the assets or liabilities that are typically based on an entity's own assumptions as there is little, if any, related market activity.

In instances where the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the fair value measurement will fall within the lowest level that is significant to the fair value measurement in its entirety.

The accounting guidance for fair value measurements and disclosures provides a framework for measuring fair value and establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. In determining fair value, we will utilize valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible as well as consider counterparty credit risk in our assessment of fair value. Considerable judgment will be necessary to interpret Level 2 and 3 inputs in determining fair value of our financial and non-financial assets and liabilities. Accordingly, there can be no assurance that the fair values we will present will be indicative of amounts that may ultimately be realized upon sale or other disposition of these assets.

Financial and non-financial assets and liabilities measured at fair value on a non-recurring basis in our consolidated financial statements consist of real estate and related liabilities assumed related to our acquisitions. The fair values of these assets and liabilities were determined as of the acquisition dates using widely accepted valuation techniques, including (i) discounted cash flow analysis, which considers, among other things, leasing assumptions, growth rates, discount rates and terminal capitalization rates, (ii) income capitalization approach, which considers prevailing market capitalization rates, and (iii) comparable sales activity. In general, we consider multiple valuation techniques when measuring fair values. However, in certain circumstances, a single valuation technique may be appropriate. All of the fair values of the assets and liabilities as of the acquisition dates were derived using Level 3 inputs.

The carrying amounts of cash and cash equivalents, restricted cash, other assets, accounts payable and accrued liabilities, distributions payable and amounts due to affiliates approximate fair value because of the relatively short-term nature of these instruments (categorized as level 1 within the Fair Value hierarchy).

The table below summarizes the carrying amounts and fair values of financial instruments that are not carried at fair value as of December 31, 2023 and 2022. The estimated fair value of financial instruments is subjective in nature and is dependent on a number of important assumptions, including discount rates and relevant comparable market information associated with each financial instrument. The fair value of our fixed and variable rate debt was estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities (categorized within Level 2 of the fair value hierarchy). The use of different market assumptions and estimation methodologies may have a material effect on the reported estimated fair value amounts. As of December 31, 2023 and 2022, we believe the carrying amounts of our variable rate debt are reasonably estimated at their notional amounts as there have been minimal changes to the fixed spread portion of interest rates for similar loans observed in the market, and as the variable portion of our interest rates fluctuate with the associated market indices.

	December 31, 2023		December 31, 2022	
	Fair Value	Carrying Value	Fair Value	Carrying Value
Fixed Rate Secured Debt	$ 131,800,000	$ 135,840,497	$ 129,350,000	$ 137,513,495

Income Taxes

We made an election to be taxed as a Real Estate Investment Trust ("REIT"), under Sections 856 through 860 of the Internal Revenue Code of 1986, as amended (the "Code"), commencing with our taxable year ended December 31, 2017. To qualify as a REIT, we must meet certain organizational and operational requirements, including a requirement to currently distribute at least 90% of the REIT's ordinary taxable income to stockholders. As a REIT, we generally will not be subject to federal income tax on taxable income that we distribute to our stockholders, other than taxable income earned by our TRS. If we fail to qualify as a REIT in any taxable year, we will then be subject to federal income taxes on our taxable income at regular corporate rates and will not be permitted to qualify for treatment as a REIT for federal income tax purposes for four years following the year during which qualification is lost unless the IRS grants us relief under certain statutory provisions. Such an event could materially adversely affect our net income and net cash available for distribution to stockholders. However, we believe that we are organized and operate in such a manner as to qualify for treatment as a REIT and intend to operate in the foreseeable future in such a manner that we will remain qualified as a REIT for federal income tax purposes.

Even if we continue to qualify for taxation as a REIT, we may be subject to certain state and local taxes on our income and property, and federal income and excise taxes on our undistributed income.

We filed an election to treat our TRS as a taxable REIT subsidiary. In general, the TRS performs additional services for our residents and generally engages in any real estate or non-real estate related business. We also utilize our TRS in connection with any structuring of our senior housing properties under the REIT Investment Diversification and Empowerment Act of 2007 ("RIDEA"). Under the RIDEA structure, the senior housing properties that we own are leased by a property owning entity to a subsidiary of our TRS. That TRS subsidiary then directly engages an "eligible independent contractor" to manage and operate the property. Currently, all of our senior housing properties utilize the RIDEA structure.

The TRS is subject to corporate federal and state income tax.

We account for deferred income taxes using the asset and liability method and recognize deferred tax assets and liabilities for the expected future tax consequences of events that have included in our financial statements or tax returns. Deferred tax assets and liabilities are determined based on differences between financial reporting and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

Any increase or decrease in the deferred tax liability that results from a change in circumstances, and that causes a change in our judgment about expected future tax consequences of events, is included in the tax provision when such changes occur. Deferred income taxes also reflect the impact of operating loss and tax credit carryforwards. A valuation allowance is provided if we believe it is more likely than not that all or some portion of the deferred tax asset will not be realized. Any increase or decrease in the valuation allowance asset, is included in the tax provision when such changes occur.

Income tax expense (benefit) is reconciled to the hypothetical amounts computed at the U.S. federal statutory income tax rate for the years ended December 31, 2023, 2022, and 2021:

	For the year ended December 31, 2023		Rate
Expected tax at statutory rate	$	(2,048,337)	21%
Non-taxable REIT loss		1,439,687	-15%
State and local income tax expense - net of federal benefit		(128,821)	1%
Change in valuation allowance		737,471	-7%
Total provision	$	-	0%

	For the year ended December 31, 2022		Rate
Expected tax at statutory rate	$	152,324	21%
Non-taxable REIT income		(1,465,580)	-202%
State and local income tax expense - net of federal benefit		(299,937)	-41%
Change in valuation allowance		1,613,193	222%
Total provision	$	-	0%

	For the year ended December 31, 2021		Rate
Expected tax at statutory rate	$	(1,959,395)	21%
Non-taxable REIT loss		1,075,188	-11%
State and local income tax expense - net of federal benefit		(194,699)	2%
Change in valuation allowance		1,492,007	-16%
Other		(413,101)	4%
Total provision	$	-	0%

The major sources of temporary differences that give rise to the deferred tax effects are shown below:

	December 31, 2023		December 31, 2022	
Deferred tax liabilities:				
Depreciation timing differences	$	(121,118)	$	(44,705)
Other		(34,089)		—
Total deferred tax liability		(155,207)		(44,705)
Deferred tax assets:				
Net operating loss carryovers		6,007,314		4,976,303
Other		90,290		273,327
Total deferred tax assets		6,097,604		5,249,630
Valuation allowance [1]		(5,942,397)		(5,204,925)
Net deferred tax assets	$	—	$	—

[1] Full valuation allowance was applied as the recoverability of such net deferred tax assets was less than more likely than not.

The Company had consolidated pretax net loss attributable to our common stockholders of approximately $11.1 million, $0.5 million, $10.5 million for the years ended December 31, 2023, 2022, and 2021, respectively, with an effective tax rate of 0% for all three periods. The primary difference in the Company's effective tax rate and statutory rate is generally attributable the non-taxable REIT income and the full valuation allowance.

As of December 31, 2023, the gross federal net operating losses are approximately $23.2 million. The gross state net operating losses are approximately $32.8 million. The state net operating losses expire between 2033 and 2037. The tax years 2019 through 2022 remain open for the federal and state returns.

Uncertain tax positions may arise where tax laws may allow for alternative interpretations or where the timing of recognition of income is subject to judgment. Under ASC Topic 740, tax positions are evaluated for recognition using a more-likely-than-not threshold and those tax positions requiring recognition are measured at the largest amount of tax benefit that is greater than 50 percent likely of being realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. Interest and penalties relating to uncertain tax positions will be recognized in income tax expense when incurred. As of December 31, 2023 and 2022, there were no uncertain tax positions, and the Company had no interest or penalties related to uncertain tax positions.

Concentration

No single student nor senior resident represents a significant concentration of our revenues. For the month of December 2023, approximately 46%, 39%, and 15% of our rental income was concentrated in Oregon, Utah, and Arkansas, respectively.

Preferred Equity in our Operating Partnership

We classify our Preferred Units (as defined in Note 5 – Preferred Equity in our Operating Partnership) on our consolidated balance sheets using the guidance in ASC 480-10-S99. The Preferred Units are redeemable by our Operating Partnership, in whole or in part, at the option of our Operating Partnership at any time. Additionally, the holder can elect to redeem if any of the following events outside our control occur: i) change of control; ii) a breach of protective provisions; iii) upon the occurrence of monetary and other material defaults under secured property debt; and (iv) if we do not maintain our REIT status. As the shares are contingently redeemable, and under certain circumstances not solely within our control, we have classified our Preferred Stock as temporary equity.

Per Share Data

Basic earnings per share attributable to our common stockholders for all periods presented are computed by dividing net income (loss) attributable to our common stockholders by the weighted average number of shares outstanding during the period, excluding unvested restricted stock. Diluted earnings per share is computed by including the dilutive effect of unvested restricted stock, utilizing the treasury stock method. The dilutive effect of unvested restricted stock was not included in the diluted weighted average shares as such shares were antidilutive. Such unvested shares totaled approximately 6,250, 6,250, and 7,500 for the years ended December 31, 2023, 2022, and 2021, respectively.

Recently Issued Accounting Guidance

In November 2023, the FASB issued ASU 2023-07, "Segment Reporting (Topic 280)." The guidance in ASU 2023-07 was adopted to improve reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses. The amendment becomes effective for fiscal years beginning after December 15, 2023. The Company has evaluated and determined that there will be no material impact upon adoption of the new standard on its consolidated financial statements other than the additional required disclosures.

In December 2023, the FASB issued ASU 2023-09, "Income Taxes (Topic 740)." The guidance in ASU 2023-09 was issued to provide investors with information to better assess how an entity's operations and related tax risks, tax planning and operational opportunities affect its tax rate and prospects for future cash flows. The amendment becomes effective for fiscal years beginning after December 15, 2024. The Company has evaluated and determined that there will be no material impact upon adoption of the new standard on its consolidated financial statements and related disclosures.

Segment Reporting

Our real estate portfolio is comprised of two reportable segments: (i) student housing and (ii) senior housing. Please see Note 6 – Segment Disclosures for additional detail.

Note 3. Real Estate Facilities

The following summarizes the activity in the real estate facilities, excluding construction in process, during the years ended December 31, 2023 and 2022:

Real estate facilities		
Balance at December 31, 2021	$	226,034,316
Additions - Student		211,583
Additions - Senior		1,760,655
Balance at December 31, 2022		**228,006,554**
Additions - Student		506,733
Additions - Senior		3,479,545
Balance at December 31, 2023	**$**	**231,992,832**
Accumulated depreciation		
Balance at December 31, 2021	$	(26,070,030)
Depreciation expense		(7,415,888)
Balance at December 31, 2022		**(33,485,918)**
Depreciation expense		(7,070,186)
Balance at December 31, 2023	**$**	**(40,556,104)**

Real Estate Disposition

The results of operations for the Tallahassee student housing property, which was classified as held for sale as of December 31, 2021, is included in continuing operations on the Company's consolidated statements of operations. The Tallahassee property was sold on January 6, 2022. For the years ended December 31, 2023, 2022, and 2021, revenues totaling approximately none, $0.2 million and $4.1 million, respectively, are included in "Leasing and related revenues - student". Expenses totaling approximately none, $0.1 million, and $1.7 million are included in "Property operating expenses - student" for each of the years ended December 31, 2023, 2022, and 2021, respectively.

On January 6, 2022, we completed the sale of the Tallahassee property, to an unaffiliated third party. The sale price for the Tallahassee Property was $50 million in cash plus the amount of any yield maintenance fees owed by the Company upon repayment of the Tallahassee Nationwide mortgage loan. In connection with the sale, a $0.25 million disposition fee was paid to our Sponsor in accordance with our Second AA Amendment (as defined below). The mortgage loan encumbering the Tallahassee property of approximately $23.5 million and yield maintenance fees of approximately $1.9 million were paid at close. The yield maintenance fees are included in "loss on extinguishment of debt" in the accompanying consolidated statements of operations for the year ended December 31, 2022.

Note 4. Debt

The Company's outstanding debt is summarized as follows:

Loan		December 31, 2023		December 31, 2022	Interest Rate	Maturity Date
Fayetteville-JPM mortgage loan [1]	$	29,500,000	$	29,500,000	4.20%	7/1/2024
Freddie Mac Utah loans [2]		44,291,048		45,039,660	5.06%	2/23/2028
Freddie Mac Courtyard loan [3]		62,049,449		62,973,834	4.86%	9/1/2028
KeyBank Bridge Loans [4]		25,716,550		26,316,550	9.46%	4/30/2024 [4]
Debt issuance costs, net		(693,229)		(1,014,079)		
Total debt, net	**$**	**160,863,818**	**$**	**162,815,965**		

[1]   Fixed rate debt with interest only payments due monthly and the principal balance due upon maturity.

[2]   Represents the aggregate of three separate mortgage loans for the three senior housing properties acquired in Utah. Fixed rate debt with interest only payments due monthly for the first two years, then principal and interest on a 30-year amortization schedule beginning March 2020.

(3)   Fixed rate debt with interest only payments due monthly for the first four years, then principal and interest on a 30-year amortization schedule beginning September 2022.

(4)   The variable rate reflected in the table was the rate in effect as of December 31, 2023. Subsequent to December 31, 2023, on March 13, 2024, we amended the KeyBank Bridge Loans such that the maturity date was further extended to June 30, 2025. Please see Note 9 – Subsequent Events for additional details.

Fayetteville JPM Mortgage Loan

On June 28, 2017, we, through our Operating Partnership and a property-owning special purpose entity (the "JPM Borrower") wholly-owned by our Operating Partnership, entered into a $29.5 million mortgage loan (the "Fayetteville JPM Mortgage Loan") with Insurance Strategy Funding IX, LLC (the "JPM Lender") for the purpose of funding a portion of the purchase price for the Fayetteville Property.

The Fayetteville JPM Mortgage Loan has a term of seven years and requires payments of interest only for such period, with the principal balance due upon maturity (July 1, 2024). The Fayetteville JPM Mortgage Loan bears interest at a fixed rate of 4.20%. The JPM Mortgage Loan may be prepaid at any time, upon 30 days' written notice, in whole but not in part, subject to payment of a prepayment penalty. If the prepayment occurs during the last 90 days of the term of the loan, no prepayment penalty will be required.

We and H. Michael Schwartz, our Chairman of the board and a director (our "Chairman"), serve as non-recourse guarantors pursuant to the terms and conditions of the Fayetteville JPM Mortgage Loan. The Fayetteville JPM Mortgage Loan contains a number of other customary terms and covenants. The JPM Borrower maintains separate books and records and its separate assets and credit (including the Fayetteville Property) are not available to pay our other debts. As of December 31, 2023, we were in compliance with these covenants.

The Fayetteville JPM Mortgage Loan matures on July 1, 2024. Management is working with the current lender to refinance the loan, which will extend the maturity date. If we are unable to refinance the loan with the current lender, we plan to seek a mortgage loan with a different lender or a related party. If we are unable to satisfy the loan through the required payment or refinance the loan prior to maturity, the lender would have the right to declare an event of default and foreclose on the underlying collateral securing the non-recourse loan.

Tallahassee Nationwide Mortgage Loan

On September 28, 2017, we, through a property-owning special purpose entity (the "Nationwide Borrower") wholly-owned by our Operating Partnership, entered into a $23.5 million loan (the "Nationwide Loan") with Nationwide Life Insurance Company ("Nationwide") for the purpose of funding a portion of the purchase price for the Tallahassee property. The Nationwide Loan was secured by a first mortgage on the Tallahassee Property. The Nationwide Loan was scheduled to mature on October 1, 2024 and required payments of interest only for such period, with the principal balance due upon maturity.

The Nationwide Loan bore interest at a fixed rate of 3.84%. We served as non-recourse guarantor pursuant to the terms and conditions of the Nationwide Loan. On January 6, 2022, in connection with the sale of the Tallahassee property, the entire principal balance of the Nationwide mortgage loan, totaling $23.5 million was repaid and terminated in accordance with the terms of the loan.

Freddie Mac Utah Loans

On February 23, 2018, we, through three property-owning special purpose entities wholly-owned by us (the "Freddie Mac Borrowers"), entered into three separate mortgage loans for an aggregate amount of $46.9 million (the "Freddie Mac Utah Loans") with KeyBank National Association as a Freddie Mac Multifamily Approved Seller/Servicer (the "Freddie Mac Lender") for the purpose of funding a portion of the aggregate purchase price for the three properties we acquired (Wellington, Cottonwood Creek, and Charleston).

The Freddie Mac Utah Loans have a term of 10 years, with the first two years being interest only and a 30-year amortization schedule thereafter, and bear interest at a fixed rate of 5.06%. The Freddie Mac Utah Loans are cross-collateralized and cross-defaulted with each other such that a default under one loan would cause a default under the other Freddie Mac Utah Loans.

The loans also contain a number of other customary representations, warranties, borrowing conditions, events of default, affirmative, negative and financial covenants, reserve requirements and other agreements, such as restrictions on our ability to prepay or defease the loans. The Freddie Mac Borrowers maintain separate books and records and their separate assets and credit (including the Wellington, Cottonwood Creek, and Charleston properties) are not available to pay our other debts.

Each Freddie Mac Utah Loan is secured under a multifamily deed of trust, assignment of rents and security agreement from the respective Freddie Mac Borrower in favor of the Freddie Mac Lender, granting a first priority mortgage on the respective property in favor of the Freddie Mac Lender.

We serve as non-recourse guarantors pursuant to the terms and conditions of the Freddie Mac Utah Loans. During the term of the Freddie Mac Utah Loans, we are required to maintain a net worth equal to or greater than $15 million and an initial liquidity requirement equal to or greater than $4.8 million. On January 6, 2022, in conjunction with the sale of the Tallahassee property, the Utah Bridge Loan (defined below) was repaid in full and the liquidity requirement on the Freddie Mac Utah Loans was reduced to $3 million in accordance with the terms of the loan agreement.

Freddie Mac Courtyard Loan

On August 31, 2018, we, through a property-owning special purpose entity (the "Freddie Mac Courtyard Borrower") wholly owned by our Operating Partnership, entered into a mortgage loan of $63.2 million (the "Freddie Mac Courtyard Loan") with KeyBank as a Freddie Mac Lender for the purpose of funding a portion of the purchase price of the senior housing property (the "Courtyard Property") we acquired.

The Freddie Mac Courtyard Loan has a term of 10 years, with the first four years being interest only and a 30-year amortization schedule thereafter, and bears interest at a fixed rate of 4.86%. The Freddie Mac Courtyard Loan contains a number of customary representations, warranties, borrowing conditions, events of default, affirmative, negative and financial covenants, reserve requirements and other agreements, such as restrictions on our ability to prepay or defease the loans.

The Freddie Mac Courtyard Borrower maintains separate books and records and its separate assets and credit (including the Courtyard Property) is not available to pay our other debts. The Freddie Mac Courtyard Loan is secured under a multifamily deed of trust, assignment of rents and security agreement from the Freddie Mac Courtyard Borrower in favor of the Freddie Mac Lender, granting a first priority mortgage in favor of the Freddie Mac Lender.

We serve as non-recourse guarantors pursuant to the terms and conditions of the Freddie Mac Courtyard Loan. The Freddie Mac Courtyard Loan, has an annual certification requirement for a net worth (as defined in the agreements) equal to or greater than $18.96 million and an initial liquidity requirement equal to or greater than $6.32 million. Once the KeyBank Bridge Loans are paid in full, the liquidity requirement will be reduced to $4.8 million. We are able to reduce each of the foregoing liquidity requirements by an additional amount equal to the amount of the 12-month trailing cash flows of all our properties, up to a maximum reduction of $1.5 million. As of December 31, 2023, we were in compliance with these covenants.

KeyBank Bridge Loans

Beginning with our acquisition of the Fayetteville Property, we have entered into various loans with KeyBank National Association ("KeyBank") in order to fund a portion of the purchase price for our acquisitions. Such loans are in addition to the particular mortgage loan used to acquire the property, and such loans are with us, through our Operating Partnership, along with our Chairman and an entity controlled by him (the "Initial KeyBank Bridge Borrowers"). On February 23, 2018, the Initial KeyBank Bridge Borrowers and KeyBank entered into a second amended and restated credit agreement (the "Utah Bridge Loan") in which the Initial KeyBank Bridge Borrowers borrowed $24.5 million for the purpose of funding a portion of the aggregate purchase price for the Wellington, Cottonwood Creek, and Charleston properties. On January 6, 2022, in conjunction with the sale of the Tallahassee property, the Utah Bridge Loan was repaid in full. On March 29, 2019, our Sponsor was added as an additional borrower under the Utah Bridge Loan and the Courtyard Bridge Loans (collectively with the Initial KeyBank Bridge Borrowers, the "KeyBank Bridge Borrowers"). See below for a description of the various loans with KeyBank (the "KeyBank Bridge Loans").

Concurrent with our entry into the Freddie Mac Courtyard Loan, the Initial KeyBank Bridge Borrowers and KeyBank entered into a first credit agreement supplement and amendment (the "Courtyard Bridge Loans") to the Utah Bridge Loan in order to add additional tranches. Accordingly, each of the Courtyard Bridge Loans and the Utah Bridge Loan are separate loans with separate maturity dates, but they are secured by the same pool of collateral and subject to the same general restrictions, as described within this section.

Pursuant to the terms of the Courtyard Bridge Loans, the Utah Bridge Loan was amended to add two additional tranches: (i) an initial loan of $27 million (the "Courtyard Initial Bridge Loan") and (ii) a delayed draw commitment of up to $14 million (the "Courtyard

Delayed Draw Commitment"). The KeyBank Bridge Borrowers utilized the Courtyard Initial Bridge Loan for the purpose of funding a portion of the purchase price for the Courtyard Property. The Courtyard Delayed Draw Commitment was utilized primarily to fund the costs and expenses associated with the Memory Care Expansion. The Courtyard Property contained developable land in which construction of an additional 23 units of memory care (the "Memory Care Expansion") was completed in November 2019.

Pursuant to the Courtyard Bridge Loans, the security for the Utah Bridge Loan was amended such that both loans are secured by the same pool of collateral, which now includes a pledge of distributions and other rights with respect to the equity interests in the subsidiaries that have a fee or leasehold interest in the Courtyard Property. In addition, on March 29, 2019, we executed an amendment such that (i) our Sponsor became an additional borrower, (ii) the collateral was amended such that it is additionally comprised of a pledge of equity interests owned by subsidiaries of our Sponsor in certain entities, as set forth in separate pledge agreements and (iii) certain of the covenants and restrictions were revised accordingly. Upon the repayment of the Utah Bridge Loan, the KeyBank Bridge Borrowers must continue to apply 100% of the net proceeds from certain capital events and we are required to apply the net proceeds from the issuance of equity interests in us, including the net proceeds from our Primary Offering, to the outstanding Courtyard Bridge Loans. Unless KeyBank otherwise consents, until the Courtyard Bridge Loans are repaid, we are required to defer payment of (i) acquisition fees otherwise payable to our Advisor and Sponsor in connection with the acquisition of the Courtyard Property and (ii) in the event of a default, asset management fees otherwise payable to our Advisor with respect to the Courtyard Property. The Courtyard Bridge Loans impose certain covenant requirements on us and the other parties to the Courtyard Bridge Loans, which, if breached, could result in an event of default under the Courtyard Bridge Loans. In connection with the foregoing, we also amended the previously executed note with KeyBank in order to evidence the Courtyard Bridge Loans, and we also entered into an Omnibus Amendment and Reaffirmation of Loan Documents, as amended on March 29, 2019 (the "Omnibus Amendment"). As a result of the Omnibus Amendment, we continue to serve as a guarantor pursuant to the terms and conditions of the Courtyard Initial Bridge Loans.

The Courtyard Bridge Loans were scheduled to mature on August 31, 2019, but were extended, based on their terms to April 30, 2020 upon the payment of a fee equal to 0.50% of the outstanding principal balance of the loans at the time of the extension. On February 27, 2020, we amended the Courtyard Bridge Loans such that the loan maturity date was extended to April 30, 2021 and certain of the covenants were revised accordingly. On November 13, 2020, we entered into the Fifth Amendment, pursuant to which the loan maturity date was further extended to April 30, 2022 and certain covenants were revised. We were required to pay $1.0 million of the balance of the loan at signing of the Fifth Amendment, along with a fee equal to 0.50% of the then-outstanding principal balance of the loan. Beginning in May 2021, since the balance of the KeyBank Bridge Loans had not been reduced to $20 million, we were required to start paying a monthly fee of 0.05% of the loan balance above $20 million until such reduction is reached. Additionally, since the balance of the KeyBank Bridge Loans had not been reduced to $20 million by October 31, 2021, we were required to start making principal payments of $50,000 per month until such reduction is reached. Pursuant to the Fifth Amendment, we were also required to fund a reserve comprised of six months of interest payments, which may be utilized but must generally be replenished. If the KeyBank Bridge Borrowers are unable to satisfy the Courtyard Bridge Loans through the required payments or to refinance the loans prior to maturity, the Company would be obligated to repay the Courtyard Bridge Loans pursuant to its guaranty. If the Company is unable to satisfy its guaranty, KeyBank would have the right to sell or dispose of the collateral and/or enforce and collect the collateral securing the Courtyard Bridge Loans, as discussed below.

On November 9, 2021, we amended the KeyBank Bridge Loans such that the maturity date was further extended to April 30, 2023. On January 6, 2022, in conjunction with the sale of the Tallahassee property, we repaid all of the outstanding principal balance of approximately $12.0 million on the Courtyard Delayed Draw Commitment.

On October 28, 2022, the KeyBank Bridge Borrowers entered into the Seventh Amendment to the KeyBank Bridge Loans (the "Seventh Amendment") that extended the maturity date of the KeyBank Bridge Loans from April 30, 2023 to April 30, 2024. In connection with the Seventh Amendment, the Company paid KeyBank an extension fee equal to 0.35% of the outstanding principal balance of the KeyBank Bridge Loans as of October 28, 2022.

The Seventh Amendment (i) modifies certain collateral securing the KeyBank Bridge Loans and certain terms related thereto, and (ii) replaces LIBOR with SOFR as the interest rate benchmark. The Seventh Amendment requires the KeyBank Bridge Borrowers (or an affiliate) to maintain a Total Collateral Ratio (as defined in the Seventh Amendment) of not less than 1.20 to 1.00, and an EXR Collateral Ratio (as defined in the Seventh Amendment) of not less than 1.00 to 1.00, each as of the close of each calendar quarter. If either collateral ratio is not met as of the end of a given calendar quarter, the KeyBank Bridge Borrowers (or an affiliate) will be required to pledge additional collateral within ten business days of the end of such calendar quarter in order to bring the ratio into compliance. In connection with the Seventh Amendment, the parties also entered into a partial release of certain equity interests previously serving as collateral for the KeyBank Bridge Loans. Subsequent to December 31, 2023, on March 13, 2024, we amended the KeyBank Bridge Loans such that the maturity date was further extended to June 30, 2025 and the previously established interest reserve was released. Please see Note 9 – Subsequent Events for additional details.

The KeyBank Bridge Loans, bear interest at a rate of 1-month SOFR plus 400 basis points which totaled approximately 9.46% as of December 31, 2023. Pursuant to the Courtyard Bridge Loans, the security for the Utah Bridge Loan was amended such that both loans are secured by the same pool of collateral, which now includes a pledge of distributions and other rights with respect to the equity interests in the subsidiaries that have a fee or leasehold interest in the Courtyard Property. In addition, on March 29, 2019, we executed an amendment such that (i) our Sponsor became an additional borrower, (ii) the collateral was amended such that it is additionally comprised of a pledge of equity interests owned by subsidiaries of our Sponsor in certain entities, as set forth in separate pledge agreements and (iii) certain of the covenants and restrictions were revised accordingly. Upon the repayment of the Utah Bridge Loan, the KeyBank Bridge Borrowers must continue to apply 100% of the net proceeds from certain capital events and we are required to apply the net proceeds from the issuance of equity interests in us, including the net proceeds from our Primary Offering, to the outstanding Courtyard Bridge Loans. Unless KeyBank otherwise consents, until the Courtyard Bridge Loans are repaid, we are required to defer payment of (i) acquisition fees otherwise payable to our Advisor and Sponsor in connection with the acquisition of the Courtyard Property and (ii) in the event of a default, asset management fees otherwise payable to our Advisor with respect to the Courtyard Property. The Courtyard Bridge Loans impose certain covenant requirements on us and the other parties to the Courtyard Bridge Loans, which, if breached, could result in an event of default under the Courtyard Bridge Loans. In connection with the foregoing, we also amended the previously executed note with KeyBank in order to evidence the Courtyard Bridge Loans, and we also entered into an Omnibus Amendment and Reaffirmation of Loan Documents, as amended on March 29, 2019 (the "Omnibus Amendment"). As a result of the Omnibus Amendment, we continue to serve as a guarantor pursuant to the terms and conditions of the Courtyard Initial Bridge Loans. As of December 31, 2023, we were in compliance with these covenants.

Paycheck Protection Program Loans

On May 14, 2020, we, through a wholly-owned subsidiary of our Operating Partnership, entered into an unsecured promissory note under the Paycheck Protection Program (the "PPP") which was established under the Coronavirus Aid, Relief, and Economic Security Act (the "CARES Act"). On May 15, 2020, we, through three wholly-owned subsidiaries of our Operating Partnership, entered into three additional unsecured promissory notes under the PPP (such four promissory notes collectively referred to as the "PPP Loans"). Each of the PPP Loans was provided by KeyBank National Association (the "Lender"). The amount of the PPP Loans was $1.95 million in the aggregate.

Each PPP Loan had a term of two years, accrued interest at a rate of 1.00%, and was prepayable in whole or in part without penalty. No interest payments were due until the end of the deferral period in September 2021. After the deferral period, each PPP Loan required monthly payments of principal and interest until maturity with respect to any portion of such loan which is not forgiven pursuant to the terms of the CARES Act, as described further below. The promissory note evidencing each PPP Loan contained customary events of default relating to, among other things, payment defaults, breach of representations and warranties, or provisions of the promissory note. The proceeds from the PPP Loans were used primarily for payroll costs, as defined by the CARES Act. During the year ended December 31, 2021, our applications for forgiveness for all of the PPP Loans were accepted and we recognized approximately $2.0 million in debt forgiveness and the related accrued interest in other income in our accompanying consolidated statements of operations.

Future Principal Requirements

The following table presents the future principal payment requirements on outstanding debt as of December 31, 2023:

2024	$	57,102,704 [1]
2025		1,856,855
2026		1,952,215
2027		2,052,475
2028		98,592,798
Total payments		161,557,047
Non-revolving debt issuance costs, net		(693,229)
Total	**$**	**160,863,818**

[1] On March 13, 2024, we amended the KeyBank Bridge Loans such that the maturity date was further extended to June 30, 2025. Please see Note 9 – Subsequent Events for additional details.

STRATEGIC STUDENT & SENIOR HOUSING TRUST, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2023

Note 5. Preferred Equity in our Operating Partnership

Issuance of Preferred Units by our Operating Partnership

On June 28, 2017, we and our Operating Partnership entered into a Series A Cumulative Redeemable Preferred Unit Purchase Agreement (the "Unit Purchase Agreement") with SAM Preferred Investor, LLC (the "Preferred Investor"), a wholly-owned subsidiary of our Sponsor. Pursuant to the Unit Purchase Agreement, as amended, the Operating Partnership agreed to issue Preferred Units to the Preferred Investor in connection with preferred equity investments by the Preferred Investor of up to $12.0 million (the "Investment"), which amount may be invested in one or more tranches, such amounts may only be used for (i) the acquisition of any student housing and senior housing property, (ii) repayment of indebtedness and (iii) working capital and general corporate purposes, in exchange for up to 480,000 preferred units of limited partnership interests in our Operating Partnership ("Preferred Units"), each having a liquidation preference of $25.00 per Preferred Unit (the "Liquidation Amount"), plus all accumulated and unpaid distributions.

In addition to the Unit Purchase Agreement, we and our Operating Partnership entered into a Second Amended and Restated Limited Partnership Agreement of the Operating Partnership (the "Second Amended and Restated Limited Partnership Agreement") and Amendment No. 1 to the Second and Amended and Restated Limited Partnership Agreement (the "Amendment"). The Second Amended and Restated Limited Partnership Agreement authorized the issuance of additional classes of units of limited partnership interest in the Operating Partnership and sets forth other necessary corresponding changes. All other terms of the Second Amended and Restated Limited Partnership Agreement remained substantially the same. Such terms continue to be included in the Third Amended and Restated Limited Partnership Agreement, as amended.

The holders of Preferred Units accrue distributions at a rate of 9.0% per annum (the "Pay Rate"), payable monthly and calculated on an actual/360 day basis. Accumulated but unpaid distributions, if any, accrue at the Pay Rate. The preferred units of limited partnership interests in our Operating Partnership rank senior to all classes or series of partnership interests in our Operating Partnership and therefore, any cash we have to pay distributions otherwise may be used to pay distributions to the holder of such preferred units first.

The Preferred Units are redeemable by our Operating Partnership, in whole or in part, at the option of our Operating Partnership at any time. Pursuant to the amendment of the KeyBank Bridge Loans on February 27, 2020, we are currently restricted from paying distributions on the Preferred Units or redeeming such Preferred Units until the KeyBank Bridge Loans are repaid. The redemption price ("Redemption Price") for the Preferred Units is equal to the sum of the Liquidation Amount plus all accumulated and unpaid distributions thereon to the date of redemption.

As of December 31, 2023 and 2022, approximately $10.2 million of Preferred Units were outstanding, and accrued distributions payable on the Preferred Units totaled approximately $6.2 million and $4.9 million, respectively, which are included in accrued distributions payable in the accompanying consolidated balance sheets.

Note 6. Segment Disclosures

We operate in two reportable business segments: (i) student housing and (ii) senior housing.

Management evaluates performance based upon property net operating income ("NOI"). NOI is defined as leasing and related revenues, less property level operating expenses.

The following table summarizes information for the reportable segments for the years ended December 31, 2023, 2022, and 2021:

	Years ended December 31,											
	Student Housing			Senior Housing			Corporate and Other			Total		
	2023	2022	2021	2023	2022	2021	2023	2022	2021	2023	2022	2021
Leasing and leasing related revenues	$5,076,260	$4,522,789	$8,090,778	$31,998,731	$29,165,124	$25,891,856	$—	$—	$—	$37,074,991	$33,687,913	$33,982,634
Other revenues	—	—	—	593,534	742,921	287,780	—	—	—	593,534	742,921	287,780
Property operating expenses	(2,679,173)	(2,657,691)	(4,098,690)	(23,550,735)	(21,562,383)	(19,227,624)	—	—	—	(26,229,908)	(24,220,074)	(23,326,314)
Net operating income	2,397,087	1,865,098	3,992,088	9,041,530	8,345,662	6,952,012	—	—	—	11,438,617	10,210,760	10,944,100
Property operating expenses - affiliates	500,117	493,302	945,223	1,984,186	1,943,352	1,887,511	—	—	—	2,484,303	2,436,654	2,832,734
General and administrative	—	—	—	—	—	—	2,441,031	1,718,876	1,278,446	2,441,031	1,718,876	1,278,446
Depreciation	1,398,771	1,831,648	3,236,924	5,655,284	5,567,841	5,422,949	16,131	16,399	14,787	7,070,186	7,415,888	8,674,660
Intangible amortization expense	—	—	—	—	—	626,332	—	—	—	—	—	626,332
Interest expense	1,239,000	1,239,001	2,141,400	7,784,857	7,027,518	7,391,611	—	—	—	9,023,857	8,266,519	9,533,011
Interest expense – debt issuance costs	56,560	56,556	105,983	264,296	313,859	362,720	—	—	—	320,856	370,415	468,703
Forgiveness of PPP Loans	—	—	—	—	—	(1,971,157)	—	—	—	—	—	(1,971,157)
Loss on extinguishment of debt	—	1,985,602	—	—	—	—	—	—	—	—	1,985,602	—
Gain on sale of real estate, net		(12,101,937)	—	—	—	—	—	—	—	—	(12,101,937)	—
Other (income) loss	—	—	—	(446)	1,113	(832,336)	(147,185)	(607,721)	(335,839)	(147,631)	(606,608)	(1,168,175)
Net income (loss)	**$(797,361)**	**$8,360,926**	**$(2,437,442)**	**$(6,646,647)**	**$(6,508,021)**	**$(5,935,618)**	**$(2,309,977)**	**$(1,127,554)**	**$(957,394)**	**$(9,753,985)**	**$725,351**	**$(9,330,454)**

The following table summarizes our total assets by segment:

Segments	December 31, 2023	December 31, 2022
Student housing	$ 44,362,665	$ 45,184,980
Senior housing	152,114,545	155,404,239
Corporate and other	4,871,546	9,864,879
Total assets	**$ 201,348,756**	**$ 210,454,098**

Note 7. Related Party Transactions

Fees to Affiliates

In connection with our Public Offering, we entered into an advisory agreement with our Advisor (as amended, the "Advisory Agreement") and a dealer manager agreement with our Former Dealer Manager (as amended, the "Dealer Manager Agreement") which entitle our Advisor and our Former Dealer Manager to specified fees upon the provision of certain services with regard to the Public Offering and investment of funds in real estate properties, among other services, as well as reimbursement for organization and offering costs incurred by our Advisor on our behalf and reimbursement of certain costs and expenses incurred by our Advisor in providing services to us. On April 17, 2020, in accordance with provisions of the Dealer Manager Agreement, we provided a 60-day termination notice to our Former Dealer Manager and pursuant to such notice, the Dealer Manager Agreement was terminated on June 16, 2020.

The Advisory Agreement, Dealer Manager Agreement, and transfer agent agreement (the "Transfer Agent Agreement"), entitle our Advisor, our Former Dealer Manager and our Transfer Agent to specified fees upon the provision of certain services with regard to the Public Offering and investment of funds in real estate properties, among other services, as well as reimbursement for organizational and offering costs incurred by our Advisor on our behalf and reimbursement of certain costs and expenses incurred by our Advisor and our Transfer Agent in providing services to us.

Organization and Offering Costs

Organization and offering costs of the Public Offering were paid by our Advisor on our behalf and were reimbursed to our Advisor from the proceeds of our Primary Offering, provided, however, that our Advisor agreed to fund, and was not reimbursed for, 1.0% of the gross offering proceeds from the sale of Class W shares. Organization and offering costs consisted of all expenses (other than sales commissions, dealer manager fees, stockholder servicing fees, and dealer manager servicing fees) paid by us in connection with the Public Offering, including our legal, accounting, printing, mailing and filing fees and other accountable organization and offering expenses, including, but not limited to, (i) amounts to reimburse our Advisor for all marketing related costs and expenses such as salaries and direct expenses of employees of our Advisor and its affiliates in connection with registering and marketing our shares; (ii) technology costs associated with the Public Offering; (iii) our costs of conducting our training and education meetings; (iv) our costs of attending retail seminars conducted by participating broker-dealers; and (v) payment or reimbursement of bona fide due diligence expenses. We also incurred similar organization and offering costs in connection with our Primary Private Offering. Pursuant to an Advisor Funding Agreement (the "Advisor Funding Agreement"), our Advisor also agreed to fund, and not be reimbursed for, 1.0% of the gross offering proceeds from the sale of Class Y shares and Class Z shares. Our Advisor must reimburse us within 60 days after the end of the month in which the Public Offering terminated to the extent organization and offering expenses incurred in good faith exceed the 1.0% estimate being funded by the Advisor. Conversely, we must reimburse our Advisor within 60 days after the end of the month in which the Public Offering terminates to the extent such organization and offering expenses are less than the 1.0% estimate being funded by the Advisor pursuant to the Advisor Funding Agreement. During the year ended December 31, 2020, as a result of the suspension of our Primary Offering and termination of our Former Dealer Manager, we expected that the organization and offering expenses incurred on the sale of Class Y shares and Class Z shares would exceed 1% at the termination of the Public Offering. Accordingly, during the year ended December 31, 2020, we recorded a receivable from our Advisor for organization and offering expenses incurred in excess of the 1% limitation, which resulted in a $0.6 million reduction in due to affiliates and an increase in additional paid in capital. Subsequent to the termination of our Public Offering on May 1, 2021, we determined no additional adjustment was required.

Advisory Agreement

We do not have any employees. Our Advisor is primarily responsible for managing our business affairs and carrying out the directives of our board of directors. Our Advisor receives various fees and expenses under the terms of our Advisory Agreement. As discussed above, we are required to reimburse our Advisor for certain organization and offering costs from the Offerings; provided, however, pursuant to the Advisory Agreement, our Advisor funded, and was not reimbursed for, 1.0% of the gross offering proceeds from the sale of Class W shares in the Primary Offering.

The Advisory Agreement also requires our Advisor to reimburse us to the extent that offering expenses, including sales commissions, dealer manager fees, stockholder servicing fees and dealer manager servicing fees, are in excess of 15% of gross proceeds from the Primary Offering.

Prior to the amendment of the Advisory Agreement on September 6, 2018 (the "AA Amendment"), our Advisor received acquisition fees equal to 1.75% of the contract purchase price of each property we acquired. The AA Amendment eliminated such acquisition fees. On July 10, 2019, we entered into another amendment to the Advisory Agreement (the "Second AA Amendment"). Pursuant to the Second AA Amendment, our Advisor may be entitled to an acquisition fee (the "Contingent Acquisition Fee") with respect to acquisitions made subsequent to July 10, 2019, subject to us satisfying certain stockholder return thresholds or if the Advisory Agreement is terminated for any reason other than our Advisor's fraud, willful misconduct or gross negligence before July 10, 2029. After we pay stockholders total distributions equal to their invested capital, plus a 6% cumulative, non-compounded annual return on invested capital, we will pay our Advisor a contingent acquisition fee equal to 1% of the Contract Purchase Price (as defined in the Second AA Amendment) of each property or other real estate investment we acquire after July 10, 2019; and after we pay stockholders total distributions equal to their invested capital, plus a 13% cumulative, non-compounded annual return on invested capital, we will pay our Advisor an additional contingent acquisition fee equal to 2% of the Contract Purchase Price of each property or other real estate investment we acquire after July 10, 2019. Our Advisor also receives reimbursement of any acquisition expenses our Advisor incurs pursuant to the Advisory Agreement.

Pursuant to the Advisory Agreement, effective May 1, 2018, our Advisor is entitled to receive a monthly asset management fee. This fee was initially equal to 0.05208% (which is one twelfth of 0.625%) of our average invested assets, as defined by the Advisory Agreement, but the AA Amendment later increased this fee to 0.066667% (which is one twelfth of 0.8%) of our average invested assets. Our Advisor will not receive financing fees pursuant to the Advisory Agreement.

Pursuant to the Second AA Amendment, our Advisor may be entitled to disposition fees generally equal to the lesser of (a) 1% of the Contract Sales Price or (b) 50% of the Competitive Real Estate Commission (as defined in the Second AA Amendment). In conjunction with the sale of the Tallahassee property in January 2022, a $0.25 million disposition fee was paid to our Sponsor in accordance with the Second AA Amendment.

Our Advisor may also be entitled to various subordinated distributions under our operating partnership agreement if we (1) list our shares of common stock on a national exchange, (2) do not renew or terminate the Advisory Agreement, (3) liquidate our portfolio or (4) effect a merger or other corporate reorganization.

The Advisory Agreement and provides for reimbursement of our Advisor's direct and indirect costs of providing administrative and management services to us. Beginning four fiscal quarters after commencement of the Public Offering, pursuant to our Advisory Agreement, our Advisor is required to pay or reimburse us the amount by which our aggregate annual operating expenses, as defined, exceed the greater of 2% of our average invested assets or 25% of our net income, as defined, unless a majority of our independent directors determine that such excess expenses were justified based on unusual and non-recurring factors. For any fiscal quarter for which total operating expenses for the 12 months then ended exceed the limitation, we will disclose this fact in our next quarterly report or within 60 days of the end of that quarter and send a written disclosure of this fact to our stockholders. In each case the disclosure will include an explanation of the factors that the independent directors considered in arriving at the conclusion that the excess expenses were justified. As of December 31, 2023, our aggregate annual operating expenses, as defined, did not exceed the thresholds described above.

Advisor Funding Agreement

Concurrent with the execution of the Second AA Amendment (as described above), we entered into the Advisor Funding Agreement by and among us, our Operating Partnership, our Advisor and our Sponsor, pursuant to which our Advisor agreed to fund the payment of the upfront 3% sales commission for the sale of Class Y shares, the upfront 3% dealer manager fee for the sale of Class Y shares, and the estimated 1% organization and offering expenses for the sale of the Class Y shares and Class Z shares in the Primary Offering. Our Advisor's obligation to fund the upfront sales commissions, upfront dealer manager fees, and organization and offering expenses was expressly limited to us raising $250 million in gross offering proceeds from the sale of Class Y shares pursuant to the Primary Offering. Our Advisor may terminate the Advisor Funding Agreement at any time in its sole discretion after we have raised $250 million in gross offering proceeds from the sale of Class Y shares pursuant to the Primary Offering. At the termination of the Primary Offering, our Advisor was required to reimburse us within 60 days after the end of the month in which the Primary Offering terminated if the organization and offering expenses exceed the 1% estimate being funded by our Advisor pursuant to the Advisor Funding Agreement. Conversely, we were required to reimburse our Advisor within 60 days after the end of the month in which the Primary Offering terminated to the extent the organization and offering expenses were less than the 1% estimate being funded by our Advisor pursuant to the Advisor Funding Agreement. As of March 31, 2020, prior to the suspension of our Primary Offering, we raised approximately $11.9 million in gross offering proceeds from the sale of Class Y and Z shares, and received funding from our Advisor of approximately $0.8 million for the payment of sales commissions and dealer manager fees for the sale of Class Y shares, and organization and offering expenses for the sale of Class Y and Z shares. Subsequent to March 31, 2020, no sales have been made pursuant to the Primary Offering. During the year ended December 31, 2020, as a result of the suspension of our Primary Offering and termination of our Former Dealer Manager, we expected that the organization and offering expenses incurred on the sale of Class Y shares and Class Z shares would exceed 1% at the termination of the Public Offering. Accordingly, during the year ended December 31, 2020, we recorded a receivable from our Advisor for organization and offering expenses incurred in excess of the 1% limitation, which resulted in a $0.6 million reduction in due to affiliates and an increase in additional paid in capital. Subsequent to the termination of our Public Offering on May 1, 2021, we determined no additional adjustment was required.

Dealer Manager Agreement

In connection with our Public Offering, our Former Dealer Manager received a sales commission of up to 6.0% of gross proceeds from sales of Class A shares and up to 3.0% of gross proceeds from the sales of Class T shares in the Primary Offering and a dealer manager fee of up to 3.0% of gross proceeds from sales of both Class A and Class T shares in the Primary Offering under the terms of the Dealer Manager Agreement. Our Former Dealer Manager did not receive an upfront sales commission or dealer manager fee from sales of Class W shares in the Primary Offering.

As of June 21, 2019, we ceased offering Class A shares, Class T shares and Class W shares in our Primary Offering, and on July 10, 2019, we commenced offering Class Y shares and Class Z shares. On March 30, 2020, our board of directors approved the suspension of our Primary Offering and on May 1, 2021, our Public Offering terminated. On April 17, 2020, in accordance with provisions of the Dealer Manager Agreement, we provided a 60-day termination notice to our Dealer Manager and pursuant to such notice, the Dealer Manager Agreement was terminated on June 16, 2020. Pursuant to the Dealer Manager Agreement, we paid our Former Dealer Manager upfront sales commissions in the amount of 3.0% of the gross proceeds of the Class Y shares sold and dealer manager fees in the amount of 3.0% of the gross proceeds of the Class Y shares sold in the primary portion of the offering. However, as described above, our Advisor has agreed to fund the payment of all upfront sales commissions and dealer manager fees on Class Y shares sold, subject to certain limitations. In addition, our Former Dealer Manager received an ongoing stockholder servicing fee that was payable monthly and accrued daily in an amount equal to 1/365th of 1% of the purchase price per share of the Class T shares and Class Y shares sold in the Primary Offering, subject to certain limitations described below. Our Former Dealer Manager received an ongoing dealer manager servicing fee that was payable monthly and accrued daily in an amount equal to 1/365th of 0.5% of the purchase price per share of the Class W shares and Class Z shares sold in the Primary Offering.

The Dealer Manager Agreement provided that we would cease paying the stockholder servicing fee with respect to the Class T shares and Class Y shares sold in the Primary Offering at the earlier of (i) the date we list our shares on a national securities exchange, merge or consolidate with or into another entity, or sell or dispose of all or substantially all of our assets, (ii) the date at which the aggregate underwriting compensation from all sources equals 10% of the gross proceeds from the sale of Class A shares, Class T shares, Class W shares, Class Y shares, and Class Z shares in our Primary Offering (i.e., excluding proceeds from sales pursuant to our Distribution Reinvestment Plan), which calculation shall be made commencing after the termination of our Primary Offering; (iii) with respect to a particular Class T share and Class Y share, the third anniversary of the issuance of the share; and (iv) the date that such Class T share or Class Y share is redeemed or is no longer outstanding. The Dealer Manager Agreement provided that we would cease paying the dealer manager servicing fee with respect to the Class W shares and Class Z shares sold in the Primary Offering at the earlier of (i) the date we list our shares on a national securities exchange, merge or consolidate with or into another entity, or sell or dispose of all or substantially all of our assets, (ii) the date at which the aggregate underwriting compensation from all sources equals 10% of the gross proceeds from the sale of Class A shares, Class T shares, Class W shares, Class Y shares, and Class Z shares in our Primary Offering (i.e., excluding proceeds from sales pursuant to our Distribution Reinvestment Plan), which calculation shall be made commencing after the termination of our Primary Offering; (iii) the end of the month in which the aggregate dealer manager servicing fees paid in our Primary Offering with respect to Class W shares or Class Z shares equals 9.0% of the gross proceeds from the sale of Class W shares or Class Z shares, respectively, in our Primary Offering (i.e., excluding proceeds from sales pursuant to our Distribution Reinvestment Plan), which calculation shall be made commencing after the termination of our Primary Offering, and (iv) the date that such Class W share or Class Z share is redeemed or is no longer outstanding. As a result of the suspension of our Primary Offering and termination of our Former Dealer Manager, we expected that the aggregate underwriting compensation from all sources would exceed 10% at the termination of the Public Offering. Accordingly, we ceased paying stockholder servicing fees and dealer manager servicing fees in April 2020, pursuant to the terms of the Dealer Manager Agreement. Additionally, as of December 31, 2023, we have not recorded a liability for the future payment of the stockholder servicing fees and dealer manager servicing fees.

In connection with our Public Offering, our Former Dealer Manager entered into participating dealer agreements with certain other broker-dealers which authorized them to sell our shares. Upon sale of our shares by such broker-dealers, our Former Dealer Manager allowed all of the sales commissions paid in connection with sales made by these broker-dealers. Our Former Dealer Manager was also permitted to allow these broker-dealers a portion of their dealer manager fee as marketing fees, reimbursement of certain costs and expenses of attending training and education meetings sponsored by our Former Dealer Manager, payment of attendance fees required for employees of our Former Dealer Manager or other affiliates to attend retail seminars and public seminars sponsored by these broker-dealers, or to defray other distribution-related expenses. Our Former Dealer Manager also received reimbursement of bona fide due diligence expenses; however, to the extent these due diligence expenses cannot be justified, any excess over actual due diligence expenses will be considered underwriting compensation subject to a 10% FINRA limitation and, when aggregated with all other non-accountable expenses in connection with our Public Offering, may not exceed 3% of gross offering proceeds from sales in the Public Offering.

Affiliated Former Dealer Manager

Our Sponsor previously owned, through a wholly-owned limited liability company, a 15% non-voting equity interest in our Former Dealer Manager. Affiliates of our Former Dealer Manager own a 2.5% non-voting membership interest in our Advisor, which they acquired on January 1, 2018.

Transfer Agent Agreement

Our Sponsor is the owner and manager of our Transfer Agent, which is a registered transfer agent with the SEC. Effective in May 2018, our Transfer Agent processes subscription agreements and certain other forms directly, as well as provides customer service to our stockholders. These services include, among other things, processing payment of any sales commission and dealer manager fees associated with a particular purchase, as well as processing the distributions and any servicing fees with respect to our shares. Additionally, our Transfer Agent may retain and supervise third party vendors in its efforts to administer certain services. Our Transfer Agent also conducts transfer agent and registrar services for other non-traded REITs sponsored by an affiliate of our Sponsor.

Fees paid to our Transfer Agent are based on a fixed quarterly fee, one-time account setup fees, monthly open account fees, one-time transfer fees, monthly portal fees, and investor telephone call fees. In addition, we will reimburse our Transfer Agent for all reasonable expenses or other changes incurred by it in connection with the provision of its services to us, and we will pay our Transfer Agent fees for any additional services we may request from time to time, in accordance with its rates then in effect. Upon the request of our Transfer Agent, we may also advance payment for substantial reasonable out-of-pocket expenditures to be incurred by it.

The initial term of the Transfer Agent Agreement was three years, which term will be automatically renewed for one year successive terms, but either party may terminate the Transfer Agent Agreement upon 90 days' prior written notice. In the event that we terminate the Transfer Agent Agreement, other than for cause, we will pay our Transfer Agent all amounts that would have otherwise accrued during the remaining term of the Transfer Agent Agreement; provided, however, that when calculating the remaining months in the term for such purposes, such term is deemed to be a 12 month period starting from the date of the most recent annual anniversary date.

Property Managers

Pursuant to our Advisory Agreement, our Advisor is responsible for overseeing any third party property managers or operators and may delegate such responsibility to its affiliates. Our Advisor has assigned such oversight responsibilities to our Property Manager. Currently, we expect to rely on third party property managers and senior living operators to manage and operate our properties. We pay our Property Manager an oversight fee equal to 1% of the gross revenues attributable to such properties; provided, however, that our Property Manager will receive an oversight fee equal to 1.5% of the gross revenues attributable to any senior housing property other than such properties that are leased to third party tenants under triple-net or similar lease structures. In the event any of our properties are managed directly by our Property Manager, we will pay our Property Manager a property management fee that is approved by a majority of our board of directors, including a majority of our independent directors not otherwise interested in such transaction, as being fair and reasonable to us and on terms and conditions not less favorable to us than those available from unaffiliated third parties.

Pursuant to the terms of the agreements described above, the following table summarizes related party costs incurred and paid by us for the years ended December 31, 2023 and 2022, as well as any related amounts payable, which are included in due to affiliates on the accompanying consolidated balance sheets as of December 31, 2023 and 2022:

	Year Ended December 31, 2022			Year Ended December 31, 2023		
	Incurred	Paid	Payable	Incurred	Paid	Payable
Expensed						
Operating expenses (including organizational costs)	$ 453,432	$ 453,432	$ —	$ 527,934	$ 249,904	$ 278,030
Transfer Agent expenses	103,782	103,782	—	116,991	116,991	—
Asset management fees	1,942,698	1,033,266	8,833,418	1,943,495	183,105	10,593,808
Property management oversight fees	493,956	—	2,103,788	540,808	—	2,644,596
Disposition Fee	250,000	250,000	—	—	—	—
Capitalized						
Acquisition expenses - affiliates	—	—	1,980,000	—	—	1,980,000
Additional Paid-in Capital						
Offering costs	—	—	166,881	—	—	166,881
Total	$ 3,243,868	$ 1,840,480	$ 13,084,087	$ 3,129,228	$ 550,000	$ 15,663,315

Please see Note 4 – Debt and Note 5 – Preferred Equity in our Operating Partnership for detail regarding additional related party transactions.

Investment in Reno Student Housing, DST

In October 2017, we invested in a private placement offering by Reno Student Housing, DST ("Reno Student Housing") using proceeds from our Private Offering of approximately $1.03 million for an approximately 2.6% beneficial interest. Reno Student Housing was a Delaware statutory trust and an affiliate of our Sponsor. Reno Student Housing owned a student housing property located in Reno, Nevada (the "Reno Property"). We determined that Reno Student Housing was a VIE of which we were not the primary beneficiary, as we did not have the power to direct the most significant activities of the entity nor did we have the obligation to absorb losses or the rights to receive benefits of the entity that could be significant to the entity. As such, our investment in Reno Student Housing was accounted for under the equity method of accounting. Reno Student Housing sold the student housing property located in Reno, Nevada on December 14, 2021, and made a final distribution to us totaling approximately $1.4 million. As a result, we recognized a gain of approximately $0.5 million which is included in other income in the accompanying consolidated statement of operations, during the year ended December 31, 2021.

Investment in Power 5 Conference Student Housing I, DST

In October 2018, we invested approximately $0.8 million in a private placement offering by Power 5 Conference Student Housing I, DST ("Power 5 Conference Student Housing") using proceeds from the issuance of Preferred Units in our Operating Partnership for an approximately 1.4% beneficial interest. Power 5 Conference Student Housing was a Delaware statutory trust and an affiliate of our Sponsor. Power 5 Conference Student Housing owned two student housing properties located in Ann Arbor, Michigan and Columbia, South Carolina. We determined that Power 5 Conference Student Housing was a VIE of which we are not the primary beneficiary, as we did not have the power to direct the most significant activities of the entity nor did we have the obligation to absorb losses or the rights to receive benefits of the entity that could be significant to the entity. As such, our investment in Power 5 Conference Student Housing was accounted for under the equity method of accounting. On February 9, 2022, Power 5 Conference Student Housing sold the two student housing assets that the DST owned and made a final distribution to us totaling approximately $1.0 million. As a result, we recognized a gain of approximately $0.6 million which is included in other income in the accompanying consolidated statement of operations, during the year ended December 31, 2022.

Note 8. Commitments and Contingencies

Property Management

Our student housing property is managed by a third-party student housing manager. Pursuant to our property management agreements, we pay a monthly management fee, plus reimbursement of amounts reasonably incurred in managing the property, such as employee compensation, marketing costs and certain third-party administrative costs. In certain instances, we pay a construction management fee for certain construction management services. The property management agreement has a one year term and automatically renews for successive one year periods thereafter, unless we or the third-party student housing manager provides prior written notice at least 30 days prior to the expiration of the term. The agreement is also subject to other customary termination provisions.

Our senior housing properties are managed by third-party senior living operators. Pursuant to the respective property management agreements, we pay a monthly management fee plus reimbursement of amounts reasonably incurred in managing the properties, such as employee compensation, marketing costs and certain third-party administrative costs. In certain instances, we may pay a construction management fee for certain construction management services. Additionally, such operators may be entitled to a performance based incentive fee, based on the performance of the property. The property management agreements have an original term of three to five years and automatically renew for successive one year periods thereafter, unless we or the operator provide prior written notice at least 180 days prior to the expiration of the term. The agreements are also subject to customary termination provisions including a termination fee if the agreement is terminated in certain circumstances.

Distribution Reinvestment Plans

We adopted a distribution reinvestment plan in connection with the Private Offering (the "Private Offering Distribution Reinvestment Plan") that allowed our stockholders to have distributions otherwise distributable to them invested in additional shares of our common stock. On May 1, 2018, we amended and restated the Private Offering Distribution Reinvestment Plan in connection with the Public Offering to establish the purchase price per share under the distribution reinvestment plan of our Class A, Class T, and Class W shares. On June 21, 2019, our board of directors further amended and restated the distribution reinvestment plan (the "Distribution Reinvestment Plan"), effective as of July 13, 2019, to include, as eligible participants, stockholders holding Class Y shares of our common stock and stockholders holding Class Z shares of our common stock, and to state that the purchase price for shares pursuant to the Distribution Reinvestment Plan shall be $9.30 per share for all classes of shares. No sales commissions or dealer manager fees are paid with respect to the sale of such shares. On September 28, 2020, our board of directors further amended the Distribution Reinvestment Plan, effective as of October 10, 2020, to state that the purchase price for shares pursuant to the Distribution Reinvestment Plan shall be equal to the estimated value per share of each class of shares. We may amend or terminate the Distribution Reinvestment Plan for any reason at any time upon 10 days' prior written notice to stockholders. On March 30, 2020, our board of directors approved the suspension of our distributions; during such suspension, no distributions will be reinvested pursuant to the Distribution Reinvestment Plan.

Share Redemption Program

We adopted a Share Redemption Program that enables stockholders to sell their shares to us in limited circumstances. As long as our common stock is not listed on a national securities exchange or over-the-counter market, our stockholders who have held their stock for at least one year may be able to have all or any portion of their shares of stock redeemed by us. We may redeem the shares of stock presented for redemption for cash to the extent that we have sufficient funds available to fund such redemption.

Our board of directors may amend, suspend or terminate the Share Redemption Program with 30 days' notice to our stockholders. We may provide this notice by including such information in a Current Report on Form 8-K or in our annual or quarterly reports, all publicly filed with the SEC, or by a separate mailing to our stockholders.

In order to preserve cash in light of the uncertainty relating to COVID-19 and its potential impact on our overall financial results, on March 30, 2020, our board of directors approved the suspension of our Share Redemption Program, effective May 3, 2020. Our Share Redemption Program remains suspended as of December 31, 2023.

As a result of our board of directors approving an estimated net asset value per share on January 22, 2024, the per share price for the repurchase of a given class of shares is equal to the then-current estimated net asset value per share for such class of shares; however, as noted elsewhere, our Share Redemption Program is currently suspended.

If we recommence our Share Redemption Program, there will be several limitations on our ability to redeem shares under the Share Redemption Program including, but not limited to:

- Unless the shares are being redeemed in connection with a stockholder's death, "qualifying disability" (as defined under the Share Redemption Program) or bankruptcy, we may not redeem shares until the stockholder has held his or her shares for one year.

- During any calendar year, we will not redeem in excess of 5% of the weighted-average number of shares outstanding during the prior calendar year.

- The cash available for redemption is limited to the proceeds from the sale of shares pursuant to our distribution reinvestment plan.

- We have no obligation to redeem shares if the redemption would violate the restrictions on distributions under Maryland law, which prohibits distributions that would cause a corporation to fail to meet statutory tests of solvency.

For the years ended December 31, 2023 and 2022, we did not receive any redemption requests.

Operating Partnership Redemption Rights

The limited partners of our Operating Partnership will have the right to cause our Operating Partnership to redeem their limited partnership units for cash equal to the value of an equivalent number of our shares, or, at our option, we may redeem their limited partnership units by issuing one share of our common stock for each limited partnership unit redeemed. These rights may not be exercised under certain circumstances that could cause us to lose our REIT election. Furthermore, limited partners may exercise their redemption rights only after their limited partnership units have been outstanding for one year. Our Advisor is prohibited from exchanging or otherwise transferring its limited partnership units so long as it is acting as our advisor pursuant to the Advisory Agreement.

Other Contingencies

From time to time, we are party to legal proceedings that arise in the ordinary course of our business. We are not aware of any legal proceedings of which the outcome is reasonably likely to have a material adverse effect on our results of operations or financial condition, nor are we aware of any such legal proceedings contemplated by governmental authorities.

Note 9. Subsequent Events

Fayetteville Sale Agreement

On November 27, 2023, a subsidiary of the Company executed an agreement of purchase and sale (the "Fayetteville Sale Agreement") with W-S 376 Watson Owner IX, L.P., a subsidiary of a proposed joint venture (the "Joint Venture") between an affiliate of Walton Street Capital, L.L.C. ("WSC") and an affiliate of our Sponsor (the "Buyer"), for the sale of the Company's student housing property located in Fayetteville, Arkansas (the "Fayetteville Property") for a purchase price of approximately $63 million, less closing costs. On January 2, 2024, prior to the "go hard" date of the earnest money deposit and removal of contingencies, WSC, as the managing member of the Buyer and on behalf of the Buyer, provided a termination notice to our Sponsor terminating the Fayetteville Sale Agreement effective as of January 2, 2024.

KeyBank Bridge Loans Amendment

On March 13, 2024, the KeyBank Bridge Borrowers entered into the Eighth Amendment to the KeyBank Bridge Loans (the "Eighth Amendment") that extended the maturity date of the KeyBank Bridge Loans from April 30, 2024 to June 30, 2025, modifies certain collateral securing the KeyBank Bridge Loans, and the previously established interest reserve of $0.9 million was released. In connection with the Eighth Amendment, the Company paid KeyBank an extension fee equal to 0.55% of the outstanding principal balance of the KeyBank Bridge Loans.

STRATEGIC STUDENT & SENIOR HOUSING TRUST, INC. AND SUBSIDIARIES
SCHEDULE III
December 31, 2023

| Description | ST | Encumbrance [4] | Initial Cost to Company | | | Cost Capitalized Subsequent to Acquisition | Gross Carrying Amount at December 31, 2023 | | | Accumulated Depreciation [3] | Date of Construction | Date Acquired |
			Land	Building and Improvements [2]	Total		Land	Building and Improvements [2]	Total [3]			
Fayetteville	AR	$29,500,000	$4,903,000	$48,477,000	$53,380,000	$1,489,922	$4,903,000	$49,966,922	$54,869,922	$(11,143,431)	2016	6/28/2017
Wellington	UT	27,109,265	2,520,000	43,567,489	46,087,489	1,750,950	2,520,000	45,318,439	47,838,439	(8,124,164)	1999	2/23/2018
Cottonwood Creek	UT	8,816,570	3,026,000	12,327,209	15,353,209	1,136,164	3,026,000	13,463,373	16,489,373	(2,999,430)	1982	2/23/2018
Charleston	UT	8,365,213	763,000	11,533,180	12,296,180	379,699	763,000	11,912,879	12,675,879	(2,407,549)	2005	2/23/2018
Courtyard	OR	62,049,449	5,696,000	77,657,563	83,353,563	16,708,710	5,696,000	94,366,273	100,062,273	(15,798,617)	1992-2019	8/31/2018
Total		$135,840,497	$16,908,000	$193,562,441	$210,470,441	$21,465,445	$16,908,000	$215,027,886	$231,935,886 [1]	$(40,473,191)		

(1) The aggregate cost of real estate for United States federal income tax purposes is $251,625,832.

(2) Building and improvements include land improvements and furniture, fixtures and equipment.

(3) Excludes construction in process, corporate real estate facilities and related accumulated depreciation.

(4) Excludes corporate debt.

STRATEGIC STUDENT & SENIOR HOUSING TRUST, INC. AND SUBSIDIARIES
REAL ESTATE AND ACCUMULATED DEPRECIATION
December 31, 2023, 2022 and 2021

Activity in real estate facilities during 2023, 2022 and 2021 was as follows:

	2023	2022	2021
Real estate facilities			
Balance at beginning of year	$ 228,006,554	$ 226,034,316	$ 270,002,163
Additions - Student	506,733	211,583	203,195
Additions - Senior	3,479,545	1,760,655	878,873
Real estate reclassified to held for sale	—	—	(45,049,915)
Balance at end of year	$ 231,992,832	$ 228,006,554	$ 226,034,316
Accumulated depreciation			
Balance at beginning of year	$ (33,485,918)	$ (26,070,030)	$ (23,890,898)
Depreciation expense	(7,070,186)	(7,415,888)	(8,674,660)
Accumulated depreciation reclassified to held for sale	—	—	6,495,528
Balance at end of year	$ (40,556,104)	$ (33,485,918)	$ (26,070,030)
Construction in process			
Balance at beginning of year	$ 1,762,703	$ 81,552	$ 103,413
Additions	2,578,106	3,653,389	1,060,207
Assets placed into service	(3,986,278)	(1,972,238)	(1,082,068)
Balance at end of year	$ 354,531	$ 1,762,703	$ 81,552
Real estate held for sale, net	$ -	$ -	$ 38,554,387
Real estate held for investment, net	$ 191,791,259	$ 196,283,339	$ 200,045,838

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2023 Annual Report